cognizant®

2024
Annual
Report



To our shareholders

As I begin my third year as Cognizant's CEO, I am energized by our purpose and the momentum we're building to shape the future. We're a company that finds opportunity in change—distinguished by our ability to sense, incubate and scale new technologies—making each technology wave a bigger opportunity than the last. We excel by combining deep client connections with domain and industry expertise in a culture of co-creation and trust.

We believe the future of IT services will be defined by two unique opportunities: AI driving hyperproductivity and automation, and embedded engineering making our physical world intelligent, connected and autonomous.

Our progress in 2024

True to our legacy, we sensed these opportunities early and invested ahead of the curve. We launched platforms to help clients harness AI at scale, expanded our capabilities and prioritized talent development. These actions have reinvigorated Cognizant, adding both resilience and durability.

Our teams achieved above-peer-average revenue growth, our best year for large deal signings, and disciplined execution that expanded profit margins and enabled smart reinvestment.

Growth isn't just about numbers—it's about people, innovation and leading through transformation. We believe Cognizant is well positioned to help enterprises navigate complexity, spot opportunities and turn technology into real-world business value.

Moving ahead, three priorities define our path.

Accelerating growth

We pivoted to growth and added to our momentum throughout 2024. Our fourth quarter marked a high point in revenue growth during the year, large deal signings at or above $100 million total contract value, and trailing 12-month bookings, demonstrating our ability to drive real business transformation.

Client satisfaction grew, as shown by rising Net Promoter® Scores. And our industry expertise, bolstered by strategic acquisitions like Thirdera (positioning us as a leading ServiceNow® partner) and Belcan (enhancing our engineering research and development capabilities in aerospace, defense, automotive and industrials), enables us to deliver end-to-end solutions to modernize, optimize and digitize our clients' operations.

Amplifying talent

Technology alone doesn't drive transformation—people do. Cognizant invests in our 335,000 associates and our communities, empowering individuals to thrive in the AI era and deliver innovation at scale. We have trained 230,000 associates in AI, and more than 400,000 people have benefited from our Synapse skilling program. In 2024, we sustained historically high employee satisfaction scores for the second consecutive year, reinforcing our commitment to being an employer of choice.

Scaling innovation

Enterprises need trusted partners who can guide them through adoption, integration and scaling. This is where Cognizant excels. Last year, we doubled down on AI-led solutions, launching and enhancing platforms such as Neuro® AI, Cognizant Flowsource™ and Cognizant Moment™ to help redefine our clients' efficiency, security and customer experiences. Our partnerships with hyperscalers and market leaders allow us to bring cutting-edge capabilities to our clients.

Leading in the AI era and looking ahead with confidence

We see AI-enabled opportunities in three vectors: hyperproductivity, industrializing AI and agentification.

We're enabling hyperproductivity by automating workflows, boosting efficiency and reducing costs. For example, with our Flowsource code-assist platform, approximately 20% of code accepted by our developers in Q4 2024 was AI-generated. Productivity gains like these play a meaningful role in many of our large deal wins and help fund future innovation.

We're industrializing AI by modernizing our clients' infrastructures and cloud foundations, strengthening their data approaches and reimagining user experiences to best capture the AI opportunity. Here, our AI-enabled platforms differentiate our services and provide the critical "last mile infrastructure" for clients to embrace AI at scale.

AI-led agentification of the enterprise, where software executes and improves services traditionally delivered by humans, has the potential to create completely new service pools. To advance our capabilities, we launched the Cognizant AI Research Lab in 2024 and are prioritizing partnerships with the AI-native ecosystem to help accelerate enterprise adoption.

We see the market growing as these vectors layer, accelerating our momentum and unlocking new market opportunities. In 2025, we will stay focused on accelerating growth, investing in talent, scaling innovation and shaping the AI- and embedded engineering-driven future for enterprises worldwide.

Explore these themes in the pages ahead and discover how Cognizant is delivering value for our clients, associates and shareholders—today and for the future we're building together.



Ravi Kumar S
Chief Executive Officer





Accelerating growth

in the era of AI transformation

Growth is broader than financial performance—it's helping our clients modernize, compete and seize new opportunities in a rapidly evolving landscape. In 2024, we made significant strides toward our goal of returning to the winner's circle, delivering 2% revenue growth, improvements in operation margin of 80 basis points and in adjusted operating margin[1] of 20 basis points, a record $27.1 billion in trailing 12-month bookings and winning 29 large deals. These milestones reflect not only strong commercial momentum but also the deep trust our clients place in us.

Our approach to growth is built on three key strengths:

Deep client relationships: Clients see us as more than a technology provider—they trust us as a strategic partner who listens, anticipates and co-creates. Our ability to blend industry expertise with advanced technology is both essential and uniquely Cognizant.

Industry and engineering expertise: Our acquisitions of Thirdera and Belcan strengthened our position in ServiceNow consulting and engineering services, expanding our capabilities across critical industries like aerospace, defense, automotive, industrials, banking and healthcare.

AI-led transformation: As businesses race to integrate AI, Cognizant is leading the charge. From AI-driven software modernization to intelligent automation, we are helping enterprises accelerate their AI adoption with precision, speed and scale.

We enter 2025 with momentum and confidence. Our strategy is clear: accelerate growth, amplify talent, and scale innovation to drive transformation and create lasting value.

> " Cognizant is meeting the opportunity of this most recent wave in the IT services industry, not by changing who we are, but by focusing on what's always made us great.



Jatin Dalal
Chief Financial Officer

29 large deals won globally

[1] See "Non-GAAP financial measures" in our Annual Report on Form 10-K for the year ended December 31, 2024, pages 35–36 for more information and a reconciliation to the most directly comparable GAAP financial measures, as applicable.

Amplifying our talent

and delivering our expertise

Our 335,000 associates are the heart of our success, applying their ingenuity, expertise and problem-solving skills to help clients navigate an increasingly AI-driven world. Investing in our people is a priority—and a competitive advantage.

In 2024, we focused on three key areas to amplify talent and build a future-ready workforce:

Building tomorrow's workforce: We equip our teams with skills to lead clients through technology transformations, including AI. Our award-winning learning ecosystem, patent pending MySkills platform and all-level leadership programs help associates anticipate industry shifts.

Expanding access to opportunity: Through our Tier 2 and Tier 3 city expansion in India, we are creating new career paths for skilled professionals beyond major urban centers, tapping into a broader talent pool.

Enhancing productivity through AI: AI isn't replacing human ingenuity—it's amplifying it. By deploying AI-powered tools like Flowsource, we are boosting developer productivity, streamlining workflows and freeing up associates to focus on higher-value work that enhances job satisfaction.

Our people-first approach is delivering results. Employee satisfaction is above industry and global benchmarks. A culture of innovation is reaching every corner of our business, driven by the success of our Bluebolt® innovation program that delivered nearly 240,000 ideas to clients in 2024— doubling that of the prior year—of which 47,000 were implemented by clients.

As we continue into 2025, our goal is in sharp focus: attracting, developing and empowering top talent to lead in an era of unprecedented technological change.

> **"** Our values, designed to strengthen the experience we have with our colleagues and leaders, form the bedrock of our culture. They are also a secret to our success with clients, differentiating how we show up as a Cognizant team.



Kathy Diaz
Chief People Officer

47,000 Bluebolt ideas implemented by clients

Scaling innovation

to help our clients in a fast-changing world

Innovation at Cognizant isn't just about adopting new technologies—it's about making the technology practical, scalable and transformative for our clients. In 2024, we doubled down on AI-led innovation, launching and enhancing platforms that help enterprises adopt AI responsibly and at scale.

Our approach is built on the following strategies:

Developing differentiated platforms for AI: We introduced Flowsource for full-stack engineering, Neuro Edge for real-time AI, Neuro Cybersecurity for AI-powered defense and the Neuro Multi-Agent Accelerator for AI agent development. We also expanded Neuro AI with multi-agent orchestration and launched Cognizant Moment, an AI-powered customer experience practice.

Operationalizing at scale: With over 1,200 AI engagements at the end of 2024 (up fivefold from the prior year), we are helping enterprises unlock technical debt, modernize legacy systems, automate operations and drive hyperproductivity across their organizations.

Strengthening strategic partnerships: Our collaborations with Microsoft, Google, NVIDIA, AWS, Palo Alto Networks and ServiceNow continue to fuel our ability to co-create and deliver cutting-edge AI solutions. We earned 32 partner recognitions, including Microsoft's Global Growth Champion Partner of the Year and Google's Breakthrough Partner of the Year.

Innovation is at the core of Cognizant's culture and it's central to our future. As AI reshapes industries, we are committed to scaling intelligent solutions, driving real-world impact and ensuring our clients stay ahead in an era of rapid transformation.

> " Cognizant's talented scientists, AI pioneers and PhDs are advancing the science and practice of AI. We believe our work is transforming the industries that keep the world's economies running.



Babak Hodjat
Chief Technology Officer,
Artificial Intelligence

32

partner recognitions

including Microsoft's Global Growth Champion Partner of the Year and Google's Breakthrough Partner of the Year

At Cognizant,

we harness deep industry and technology expertise to help our clients transform, stay ahead and lead in the AI era.

AI is bigger than simply the next technology wave—we believe it's a once-in-a-generation shift that will redefine industries, reshape business models and unlock new opportunities. Cognizant is at the forefront of this transformation, helping enterprises bridge the gap between AI ambition and execution.

Our AI leadership believes enterprises will integrate AI according to the following key insights:

Enabling hyperproductivity: Today, 20% of our developers' written code is AI-assisted, accelerating software development and reducing technical debt. Beyond engineering, we are leveraging AI across more than 200 internal use cases, from automating operations to improving customer interactions.

Industrializing AI: The next phase of AI adoption goes beyond productivity. Through our Cognizant AI Research Lab and client innovation studios, we are helping businesses build AI-powered products and services that drive revenue and enhance customer experiences.

Agentifying the enterprise: AI is evolving from an analytical tool to an autonomous agent, enabling software to become the worker itself. This shift to agentification will transform how businesses operate, injecting intelligence into workflows and unlocking new efficiencies.

Case study • Healthcare



Advancing healthcare

by streamlining grievance management

A leading healthcare provider came to Cognizant with the goal of improving the efficiency and accuracy of the appeals and grievance process. Historically, the manual and subjective review process led to inconsistent and erroneous categorization, high administrative costs and delays in patient care.

We developed a gen AI-powered assistant to automate key tasks such as intent and detail recognition, dynamic knowledge mapping and decision support. The AI system automatically understands the intent behind appeals, extracts relevant information from various document types, and maps identified details to relevant regulations and medical records. Based on extracted information and contextual knowledge, the assistant can predict the appropriate category and subcategory and provide a summary of the case, which helps the healthcare worker make the final decision more efficiently and accurately.

This comprehensive approach ensures consistent application of rules and reduces errors, leading to faster resolution, increased throughput and a reduction in administrative costs.

Case study • Retail



Driving sales

by revolutionizing in-store shopping experiences

To maintain its leadership, a UK supermarket chain aimed to enhance the customer shopping experience by providing an intuitive and informative product-discovery solution. The focus was on addressing customer frustrations related to locating and understanding products in-store, while also streamlining store operations and freeing up staff time for enhanced customer service.

Leveraging advanced gen AI and natural language processing capabilities, Cognizant developed an app to revolutionize the product-discovery experience for our client's customers. The app understands user intent, transforms product data into a searchable format using vector embedding, matches user queries to product data and presents results in a conversational medium. User queries are captured, translated into product matches, ranked by best results and displayed through a simple interface.

Now live in over 15 locations, the app is increasing sales through a product search that empowers shoppers and store associates.

Case study • Life sciences



Transforming customer support

with intelligent query resolution and ticketing

A prominent life sciences organization sought to streamline customer support by automating routine queries and optimizing the ticket-escalation process. The manual handling of these tasks was time-consuming, often leading to delays and inconsistent responses. Addressing these issues would not only boost user engagement and enhance overall efficiency, it also would transform the customer support function.

Cognizant developed a robust, scalable and flexible gen AI solution that automates routine queries and optimizes the ticket-escalation process. Our solution integrates an agentic LLM model and vector databases to provide accurate responses and resolve user queries in real time. When queries require human intervention, the system automates ticket creation through REST API integration, improving support escalation.

Utilizing AWS cloud infrastructure, the solution enables scalable deployment and cost-effective handling of increased user demand. As a result, users are more satisfied, resolutions are more accurate and the whole process is more seamless—from automated response to ticket creation.


UN CITY


cognizant
cognizant


GODZILLA (2019)







As we enter 2025, we do so with a clear vision, strong momentum and an unwavering commitment to our people, clients and communities around the world.

We will continue strengthening our applications, infrastructure, operations and engineering capabilities, deepening our client relationships and expanding our leadership in key industries to accelerate growth. In our pursuit of strategies that amplify our talent, we are making Cognizant the premier destination for top technology and business professionals, enhancing AI-driven productivity and expanding our workforce strategy. By pioneering new capabilities and partnerships, we continue to strengthen and scale our innovation muscle, driving AI adoption across industries and ever deeper into the fabric of enterprise operations.

In this next chapter of growth and transformation, we will remain true to our heritage of sensing, adapting and leading as we create value for our clients, associates and shareholders.



Financial performance

In 2024, despite a challenging macroeconomic environment, we achieved revenue growth and an enhanced operating margin even as we accelerated investments in AI-led platforms and expanded our capabilities. Our focus on client centricity, agility and innovation is helping clients unlock the next wave of hyperproductivity.

Financial results

$19.7B revenue
2.0% increase YoY as reported
1.9% increase YoY constant currency[2]

14.7% GAAP operating margin

15.3% adjusted operating margin[2]

Capital allocation

$1.2B returned to shareholders through share repurchases and dividends

$1.6B capital deployed on acquisitions

Cash generation

$2.1B cash flow from operations

$1.8B free cash flow[2]

Revenue mix

By industry



- Financial Services — 29%
- Communications, Media & Technology — 17%
- Products & Resources — 24%
- Health Sciences — 30%

By geography



- North America — 74%
- Rest of world — 7%
- Continental Europe — 10%
- United Kingdom — 9%

Global delivery capabilities

We ended 2024 with approximately 336,800 associates supporting our clients around the world.

241,500	42,800	15,700	8,200	28,600
India	North America	Continental Europe	United Kingdom	Rest of world

[2] Constant currency revenue growth, adjusted operating margin and free cash flow are not measurements of financial performance prepared in accordance with GAAP. See "Non-GAAP financial measures" in our Annual Report on Form 10-K for the year ended December 31, 2024, pages 35–36 for more information and a reconciliation to the most directly comparable GAAP financial measures, as applicable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended   December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number 0-24429

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-3728359**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

300 Frank W. Burr Blvd.

Teaneck, New Jersey 07666
(Address of Principal Executive Offices including Zip Code)
Registrant's telephone number, including area code: (201) 801-0233

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A Common Stock, $0.01 par value per share	CTSH	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes   ☒ No

The aggregate market value of the registrant's voting shares of common stock held by non-affiliates of the registrant on June 30, 2024, based on $68.00 per share, the last reported sale price on the Nasdaq Global Select Market of the Nasdaq Stock Market LLC on that date, was $33.7 billion.

The number of shares of Class A common stock, $0.01 par value, of the registrant outstanding as of February 7, 2025 was 494,615,514 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into the Annual Report on Form 10-K: Portions of the registrant's definitive Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

GLOSSARY

Defined Term	Definition
10b5-1 Plan	Trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act
2009 Incentive Plan	Cognizant Technology Solutions Corporation Amended and Restated 2009 Incentive Compensation Plan
2017 Incentive Plan	Cognizant Technology Solutions Corporation 2017 Incentive Award Plan
2023 Incentive Plan	Cognizant Technology Solutions Corporation 2023 Incentive Award Plan
Adjusted Diluted EPS	Adjusted diluted earnings per share
AI	Artificial Intelligence
APA	Advance Pricing Agreement
ASC	Accounting Standards Codification
CC	Constant Currency
CE	Continental Europe
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
CITA	Commissioner of Income Tax (Appeals) in India
CMT	Communications, Media and Technology
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Credit Agreement	Credit agreement with a commercial bank syndicate dated April 18, 2024, as amended
CSO	Chief Security Officer
CTS India	Our principal operating subsidiary in India
DevOps	Agile relationship between development and IT operations
DOJ	United States Department of Justice
DSO	Days Sales Outstanding
DTSA	Defend Trade Secrets Act
EPS	Earnings Per Share
ESG	Environmental, social and corporate governance
EU	European Union
EU AI Act	European Union Artificial Intelligence Act
EVP	Executive Vice President
Exchange Act	Securities Exchange Act of 1934, as amended
FCPA	Foreign Corrupt Practices Act
FS	Financial Services
GAAP	Generally Accepted Accounting Principles in the United States of America
GCCs	Global Capability Centers
GenAI	Generative Artificial Intelligence
High Court	Madras, India High Court
HR	Human Resources
HS	Health Sciences
India Defined Contribution Obligation	Certain statutory defined contribution obligations of employees and employers in India
IP	Intellectual property
IoT	Internet of Things
IRS	Internal Revenue Service
ISO/IEC 27001	An international standard for information security management

Defined Term	Definition
IT	Information Technology
ITAT	Income Tax Appellate Tribunal in India
ITD	Indian Income Tax Department
NA	North America
Nasscom	National Association of Software and Services Companies
Ninth Circuit	United States Court of Appeals for the Ninth Circuit
NIST	National Institute of Standards and Technology
OECD	Organization for Economic Cooperation and Development
PSU	Performance Stock Units
Purchase Plan	Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan, as amended
P&R	Products and Resources
Recently completed acquisitions	Acquisitions that were completed in the 12 months preceding the beginning of the reporting period (in order to identify the impact of such acquisitions for the first twelve months of ownership)
ROU	Right of Use
RoW	Rest of World
RSU	Restricted Stock Units
SCI	Supreme Court of India
SEC	United States Securities and Exchange Commission
Second Circuit	United States Court of Appeals for the Second Circuit
SG&A	Selling, general and administrative
SVP	Senior Vice President
Syntel	Syntel Sterling Best Shores Mauritius Ltd.
Tax Reform Act	Tax Cuts and Jobs Act
Term Loan	Unsecured term loan under the Credit Agreement
TISAX	Trusted Information Security Assessment Exchange
TriZetto	The TriZetto Group, Inc., now known as Cognizant Technology Software Group, Inc.
UK	United Kingdom
USDC-CDCA	United States District Court for the Central District of California
USDC-NJ	United States District Court for the District of New Jersey
USDC-SDNY	United States District Court for the Southern District of New York
Voluntary Attrition - Tech Services	Attrition metric that includes all voluntary separations with the exception of employees in our Intuitive Operations and Automation practice

Forward Looking Statements

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Exchange Act) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believe," "expect," "may," "could," "would," "plan," "intend," "estimate," "predict," "potential," "continue," "should" or "anticipate" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing.

Such forward-looking statements may be included in various filings made by us with the SEC, in press releases or in oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding our anticipated future revenues, operating margin, earnings, capital expenditures, impacts to our business, financial results and financial condition as a result of the competitive marketplace for talent and future attrition trends, anticipated effective income tax rate and income tax expense, liquidity, financing strategy, access to capital, capital return strategy, investment strategies, cost management, plans and objectives, investment in our business, potential acquisitions, industry trends, client behaviors and trends, the outcome of and costs associated with regulatory and litigation matters, the appropriateness of the accrual related to the India Defined Contribution Obligation, matters related to the Belcan acquisition and other statements regarding matters that are not historical facts, are based on our current expectations, estimates and projections, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Actual results, performance, achievements and outcomes could differ materially from the results expressed in, or anticipated or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including:

- economic and geopolitical conditions globally, in particular in the markets in which our clients and operations are concentrated;
- intense and evolving competition and significant technological advances that our service offerings must keep pace with in the rapidly changing markets we compete in;
- our ability to successfully use AI-based technologies in our client offerings and our own internal operations;
- our ability to attract, train and retain skilled employees, including highly skilled technical personnel and personnel with experience in key AI and digital areas and senior management to lead our business globally, at an acceptable cost;
- unexpected terminations of client contracts on short notice or reduced spending by clients;
- our ability to meet specified service levels or milestones required by certain of our contracts;
- our ability to achieve our profitability goals and maintain our capital return strategy;
- challenges related to growing our business organically as well as inorganically through acquisitions, and our ability to achieve our targeted growth rates;
- risks related to our NextGen program and the ultimate benefits of such program;
- legal, reputation and financial risks if we fail to protect client and/or our data from security breaches and/or cyber attacks;
- fluctuations in foreign currency exchange rates, or the failure of our hedging strategies to mitigate such fluctuations;
- the impact of future pandemics, epidemics or other outbreaks of disease, on our business, results of operations, liquidity and financial condition;
- the impact of climate change on our business;
- our ability to meet ESG expectations and ambitions;
- the effectiveness of our risk management, business continuity and disaster recovery plans and the potential that our global delivery capabilities could be impacted;
- restrictions on visas, in particular in the United States, UK and EU, or immigration more generally or increased costs of such visas or the wages we are required to pay employees on visas, which may affect our ability to compete for and provide services to our clients;
- risks related to anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing, both of which could impair our ability to serve our clients;
- risks and costs related to complying with numerous and evolving legal and regulatory requirements and client expectations in the many jurisdictions in which we operate;

- potential changes in tax laws, or in their interpretation or enforcement, failure by us to adapt our corporate structure and intercompany arrangements, or adverse outcomes of tax audits, investigations or proceedings;
- potential exposure to litigation and legal claims in the conduct of our business;
- risks related to infringement upon the IP rights of others or having our IP rights infringed upon; and
- the factors set forth in "Part 1, Item 1A. Risk Factors" in this report.

You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC, including this report in the sections titled "Part I, Item 1. Business," "Part I, Item 1A. Risk Factors" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Business

Overview

Cognizant is one of the world's leading professional services companies, engineering modern businesses and delivering strategic outcomes for our clients. We help clients modernize technology, reimagine processes and transform experiences so they can stay ahead in today's fast-changing world, where AI is beginning to reshape organizations in every field. We provide industry expertise and close client collaboration, combining critical perspective with a flexible engagement style. We tailor our services and solutions to specific industries with an integrated global delivery model that employs client service and delivery teams based at client locations and dedicated global and regional delivery centers. Our collaborative services include digital services and solutions, consulting, application development, systems integration, quality engineering and assurance, engineering research and development, application maintenance, infrastructure and security as well as business process services and automation. Digital, AI-enhanced services continue to be an important part of our portfolio, aligning with our clients' focus on becoming data-enabled, customer-centric and differentiated businesses.

Our purpose, vision and values are central to Cognizant's strategic approach. We have evolved our values to prioritize those that support our vision and enhance our ability to innovate and co-create with our clients.

About Cognizant

Our purpose
Why we exist
We engineer modern businesses to improve everyday life

Our vision
What we aspire to achieve
To become the preeminent technology services provider to the Global 2000- C-Suite

Our values
How we work



Work as one
We think beyond roles, relying on each other's strengths to win as a team



Raise the bar
We always aim for excellence in how we work and what we deliver



Dare to innovate
We push boundaries and take chances to reimagine what's possible



Do the right thing
We all lead with integrity and always make the ethical choice



Own it
We own the outcomes for our company, colleagues and community

In order to achieve this vision and support our clients, we are focusing on accelerating growth, becoming an employer of choice and simplifying our operations through modernization and an AI-enabled IT roadmap. In executing our strategy, we seek to drive organic growth through investments in our digital and AI capabilities across industries and geographies, including the extensive training and reskilling of our technical teams and the expansion of our local workforces in the United States and other markets around the world. Additionally, we pursue select strategic acquisitions to expand our talent, experience and capabilities in key technologies or in particular geographies or industries. In 2024, we acquired Belcan, a leading global supplier of engineering research & development services for the commercial aerospace, defense, space, marine and industrial verticals, and Thirdera, an Elite ServiceNow Partner specializing in advisory, implementation and optimization solutions related to the ServiceNow platform. See Note 3 to our consolidated financial statements for additional information.

We are focused on expanding our partner ecosystem across a broad range of technology companies, including hyperscalers, cloud providers, enterprise software companies, best-in-class digital software enterprises and emerging start-ups. We believe this partner ecosystem will enable us to enhance our innovative, integrated offerings, by combining third-party products with our service solutions, to deliver enterprise-wide digital transformation.

Reportable Business Segments

In 2024, we went to market across seven industry-based operating segments, which are aggregated into four reportable business segments:

- **Health Sciences (HS)** - This reportable business segment is comprised of a single operating segment of the same name.

- **Financial Services (FS)**
  ◦ Banking
  ◦ Insurance

- **Products and Resources (P&R)**
  ◦ Retail and Consumer Goods
  ◦ Manufacturing, Logistics, Energy and Utilities
  ◦ Travel and Hospitality

- **Communications, Media and Technology (CMT)** - This reportable business segment is comprised of a single operating segment of the same name.

Beginning in 2025, we go to market across four industry-based operating segments, which will match our four reportable business segments - (i) Health Sciences (ii) Financial Services (iii) Products and Resources and (iv) Communications, Media and Technology. These changes reflect how the operating segments will be managed and reported to the CODM but will not affect the reportable segments' financial results.

Our clients seek to partner with service providers that have a deep understanding of their businesses, industry initiatives, customers, markets and cultures and the ability to create solutions tailored to meet their individual business needs. Across industries, our clients are confronted with the risk of being disrupted by nimble, digital-native competitors. Our clients increasingly feel the need to transform and are therefore redirecting their focus and investment to new operating models and embracing DevOps, AI and other key technologies that enable quick adjustments to shifts in their markets. We believe that our deep knowledge of our clients' businesses and the industries we serve has been central to our growth and high client satisfaction, and we continue to develop and deploy our client-centric culture, innovating together to produce transformative outcomes.

Our HS segment consists of healthcare providers and payers, and life sciences companies, including pharmaceutical, biotech and medical device companies. Demand in this segment is driven by emerging industry trends, including the shift towards consumerism, outcome-based care, digital health and delivering seamless, patient-centered experiences. These trends result in increased demand for services that drive operational improvements in areas such as clinical development, pharmacovigilance and manufacturing, as well as claims processing, enrollment, membership and revenue cycle management. Demand is also created by the adoption and integration of digital technologies such as AI and predictive data analytics to improve clinical trial designs, data security, patient engagement and care outcomes.

Our FS segment includes banking, capital markets, payments and insurance companies. Demand in this segment is driven by our clients' need to modernize legacy infrastructure and adopt digital technologies to serve their customers while complying with significant regulatory requirements and adapting to market changes. These technologies enable enhanced customer experience, through automation, analytics and AI-driven value creation in areas such as digital lending, hyper-personalized banking, fraud detection, underwriting and next-generation payments. Clients are also increasingly leveraging technology services partners as end-to-end orchestrators uniting hyperscalers, independent software vendors, fintech players, data providers, and enterprise and business process management platforms to deliver integrated solutions at scale and speed.

Our P&R segment includes manufacturers, automakers, retailers, consumer goods companies, and travel and hospitality companies, as well as businesses providing logistics, energy and utility services. Demand in this segment is driven by our clients' focus on improving the efficiency and sustainability of their operations; the enablement and integration of mobile platforms to support sales and customer experience enhancement initiatives; the generational shift from mechanical to software-defined, experience-driven vehicles; grid modernization to support a consumer-driven energy landscape that enables cleaner, more efficient energy use; and their adoption and integration of digital technologies, such as intelligent systems to manage supply chains and enhance overall customer experiences, and IoT to generate data and insights for factories, fleets, products and real estate companies.

Our CMT segment includes global communications, media and entertainment, education, information services and technology companies. Demand in this segment is driven by our clients' need for services related to digital content, business process automation, AI adoption, operational efficiency, unified user experiences and the generation of new revenue streams. In response to this demand, our focus areas include network monetization, media supply chain transformation, product engineering, AI integration, verticalization, data modernization and customer experience design.

For the year ended December 31, 2024, the distribution of our revenues across our four reportable business segments was as follows:



Revenues by business segment for 2024

Health Sciences: 30.1%

Financial Services: 29.1%

Communications, Media and Technology: 16.6%

Products and Resources: 24.2%

The services we provide are distributed among a number of clients in each of our reportable business segments. The volume of work performed for specific clients may vary significantly from year to year. A loss of a significant client or a few significant clients in a particular segment could materially reduce revenues for that segment. The services we provide to our larger clients are often critical to their operations and termination of our services would typically require an extended transition period with gradually declining revenues.

See Note 2 to our consolidated financial statements for additional information related to disaggregation of revenues by client location, service line and contract-type for each of our reportable business segments.

Services and Solutions

Our services include AI and other technology services and solutions, consulting, application development, systems integration, quality engineering and assurance, application maintenance, infrastructure and security as well as business process services and automation. Additionally, we develop, license, implement and support proprietary and third-party software products and platforms. Central to our strategy to align with our clients' need for continuous transformation is our sustained investment in new technologies, including new forms of AI, cloud, data modernization, automation, digital engineering and IoT. These capabilities enable clients to put AI at the core of their operations, improve the experiences they offer to their customers, tap into new revenue streams, automate operations, defend against digital- and AI-native competitors and reduce costs.

In most cases, our clients operate in hybrid technology environments, running critical new digital initiatives alongside essential legacy systems. In the AI era, our clients have an accelerated need to modernize their businesses, which has intensified demand for next-gen capabilities in AI, automation, digital commerce and secure distributed work. We believe our deep understanding of our clients' established systems and their digital ambitions provides us with a unique advantage as we work with them to architect solutions that are both transformative and practical.

Our services and solutions are organized into six integrated practices, which help us deliver these capabilities in ways that align with each client's specific transformation journey. These practices are Core Technologies and Insights, Enterprise Platform Services, Industry Solutions, Intuitive Operations and Automation, Software and Platform Engineering, and Cognizant Moment, our new digital experience practice. Our consulting professionals have deep industry-specific expertise and work closely across our practices to create intuitive operating models that leverage a wide range of technologies across our clients' enterprises to deliver higher levels of efficiency, new value for their customers and business outcomes that align to their industries.

Core Technologies and Insights

Our Core Technologies and Insights practice helps clients build agile and relevant organizations that apply the power of AI, cloud, data and IoT to help them perform better and innovate faster. Our clients can harness data securely in cloud-first architectures, enabling them to become highly resilient enterprises that are capable of quickly adapting to market dynamics. Areas of focus within this practice are:

- AI and analytics, which helps clients identify and adopt the best AI use cases for their enterprise and formulate actionable insights from unstructured data to drive a greater understanding of their customers and operations;

- Cloud, infrastructure and security, which helps simplify, modernize and safeguard IT environments, creating a solid foundation for AI innovation; and

- IoT, which enables the convergence of the physical and the digital in smart products.

Enterprise Platform Services

Our Enterprise Platform Services practice helps our clients transform multiple front- and back-office business processes, implementing enterprise-wide platforms that enable customer experience, customer relationship management, human capital management, supply chain management, enterprise resource planning and financial processes. Our services decrease time to market, drive efficiencies and deliver impactful experiences. Our clients can better share information, simplify IT processes, automate workflow and improve flexibility. This practice focuses on application services, which help enterprises engage their partner ecosystems more productively, and run their operations and financial organizations more efficiently while enabling improved employee and customer experiences. We work closely with partners including Adobe, Amazon Web Services, Cisco, Google, Microsoft, Oracle, Pegasystems, Salesforce, SAP, ServiceNow, Workday and many others.

Industry Solutions

Our Industry Solutions practice was established in 2023 as part of Cognizant's strategy to build differentiation at the industry level. The practice integrates industry technologists and thought leaders specialized in vertical micro-segments. These teams work with specialized partners to develop industry-specific products and services that enable clients to improve productivity, increase operational excellence and accelerate innovation.

Intuitive Operations and Automation

Our Intuitive Operations and Automation practice helps clients build and run modern operations through two main vehicles: AI-led automation, which includes advisory and process and IT automation solutions designed to simplify and accelerate automation adoption, and business process outsourcing services, which help deliver business outcomes including revenue growth, increased customer and employee satisfaction and cost savings. Our automation advisory, implementation and managed services experts partner with clients to transform end-to-end processes, design and manage the next-generation human and digital workforce, enable seamless experiences and achieve multi-fold productivity increases. Our technology-driven business process outsourcing services help clients transform and run functions and industry-specific processes such as finance and accounting, omni-channel customer care, loan origination, annotation services, location-based services and medical data management.

Software and Platform Engineering

Our Software and Platform Engineering practice helps clients develop modern enterprises through digital software engineering products, services and solutions that support optimization and modernization of their IT estates and deliver new value for their customers. This practice manages delivery platforms that enable enterprise transformation at scale and accelerate the wide use of generative AI in the enterprise. Our clients can leverage data, technologies and our digital engineering, design and product development capabilities to build world-class experiences, and a responsive, agile and intuitive framework for continuous innovation. Areas of focus are:

- Digital engineering, which delivers modern business software;
- Application development and management, which improves or reimagines applications; and
- Quality engineering and assurance, which helps clients build and run the highest quality software.

Digital Experience Services (Cognizant Moment)

Established in 2024, Cognizant Moment is our digital experience practice, designed to help clients leverage the power of AI to reimagine customer experiences and engineer innovative strategies aimed at driving growth. Cognizant Moment delivers intelligent ecosystem orchestration, connecting experiences as well as their underlying data, technology and operations across the entire enterprise. This approach enables clients to leverage generative AI's content generation capabilities alongside human ingenuity to innovate and differentiate by informing and automating processes, and creating dynamic, hyper-personalized experiences for their customers.

Global Delivery Model

We operate in an integrated global delivery model, with delivery centers worldwide to provide our full range of services to our clients. Our model leverages methodologies, tools, AI and other enablers to optimize delivery by enhancing people's capabilities through technology. We continue to modernize our delivery operations through lean processes, increased automation and integrated, AI-infused systems. Our employees are deployed at client sites, local or in-country delivery centers, regional delivery centers and offshore delivery centers, as required to best serve our clients. Our extensive facilities, technology and communications infrastructure are designed to enable the effective collaboration of our global workforce across locations and geographies.

Competition

The markets for our services are highly competitive, characterized by a large number of participants and subject to rapid change. Competitors may include systems integration firms, contract programming companies, application software companies, cloud computing service providers, traditional consulting firms, professional services groups of computer equipment companies, infrastructure management companies, outsourcing companies, boutique digital companies and clients' in-house technology resources, such as GCCs. Our direct competitors include, among others, Accenture, Atos, Capgemini, CGI, Deloitte Digital, DXC Technology, EPAM Systems, Genpact, HCL Technologies, IBM Consulting, Infosys Technologies, Tata Consultancy Services and Wipro. In addition, we compete with numerous smaller local companies in the various geographic markets in which we operate. For additional information, see Part I, Item 1A. Risk Factors.

The principal competitive factors affecting the markets for our services include the provider's reputation and experience, strategic advisory capabilities, digital services capabilities, performance and reliability, responsiveness to customer needs, financial stability, corporate governance and competitive pricing of services. Accordingly, we rely on the following to compete effectively:

- investments to scale our AI capabilities;
- our recruiting, training and retention model;
- an entrepreneurial culture and approach to our work;
- a broad client referral base;
- investment in process improvement and knowledge capture;
- our global delivery model;
- financial stability and good corporate governance;
- continued focus on responsiveness to client needs, quality of services and competitive prices; and
- project management capabilities and technical expertise.

Intellectual Property, Certain Trademarks, Trade Names and Service Marks

We provide value to our clients based, in part, on our proprietary innovations, methodologies, software, reusable knowledge capital and other IP assets. We recognize the importance of IP and its ability to differentiate us from our competitors. Accordingly, we have made investments in protecting our IP, including areas directed at AI-related technologies. We seek IP protection for many of our innovations and rely on a combination of patent, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our IP. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, and domain names to protect our brands, including our Cognizant brand, which is one of our most valuable assets. We own or are licensed under a number of patents, trademarks and copyrights of varying duration, relating to our products and services. We also have policies requiring our employees to respect the IP rights of others. While our proprietary IP rights are important to our success, we believe our business as a whole is not materially dependent on any particular IP right or any particular group of patents, trademarks, copyrights or licenses, other than our Cognizant brand.

Cognizant® and other trademarks appearing in this report are registered trademarks or trademarks of Cognizant and its affiliates in the United States and other countries. This Annual Report on Form 10-K also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report on Form 10-K may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Our People and Culture

Cognizant is a people-centric company, with a distinct culture that is highly collaborative, innovative and supportive. We aim to be the employer of choice in our industry and for our people to feel motivated, engaged, included and empowered to do their best work through meaningful careers.

We had approximately 336,800 employees at the end of 2024, with 241,500 in India, 42,800 in North America, 15,700 in Continental Europe, 8,200 in the United Kingdom and 28,600 in various other locations throughout the rest of the world. As of December 31, 2024, women represented approximately 38% of our workforce.

We utilize subcontractors to provide additional capacity and flexibility in meeting client demand, though the number of subcontractors has historically been immaterial relative to our employee headcount. We are not party to any significant collective bargaining agreements. Globally, we balance the portion of our employees that rely on visas with consideration of the needs of our business to fulfill client demand and the risks to our business, including the costs associated with and ability to staff employees on visas to work in-country. For additional information, see Part I, Item 1A. Risk Factors.

- **Culture and experience:** Our vibrant culture is a key differentiator. We work intentionally to create a global community that is high energy, collaborative, inclusive and innovative.

  – Our people are guided by our core values, which we refreshed in 2024 based on input from employees and others: work as one, raise the bar, dare to innovate, do the right thing and own it.

  – Employees are encouraged to embrace a spirit of innovation and entrepreneurship: our grassroots Bluebolt program enables any employee to submit ideas for implementation with clients or internally.

  – Our global affinity groups available to all employees, learning courses on leadership, and leader guides to create thriving teams help to ensure our people feel respected and comfortable bringing their unique talents to shape stronger outcomes for clients.

  – Our employees are passionate about volunteerism: in 2024, over 47,000 employees gave their time and talents to causes such as community skilling and education.

- **Employee engagement and retention**: We prioritize listening to our people and enhancing the employee experience to ensure our employees feel heard, valued and supported in their roles.

  – We conduct an annual engagement survey to collect employee feedback. After each survey, we report and act upon results, and people managers build action plans for improvement.

  – We regularly assess retention. For the years ended December 31, 2024 and 2023, our Voluntary Attrition - Tech Services was 15.9% and 13.8%, respectively.

  – We're recognized as a top employer by leading organizations based on the experiences and real feedback of our people. In 2024, this included: Great Place to Work® Certification™ in 20 countries representing approximately 85% of our population, America's Greatest Workplaces from Newsweek, The American Opportunity Index 2024 Employer of Choice, Forbes World's Best Employers, Work Wellbeing 100, Time's World's Best Companies 2024, LinkedIn Top Companies in India, among others.

- **Continuous upskilling:** Learning is at the core of our business. From pre-employment to experienced practitioners, our award-winning learning ecosystem enables all levels of our workforce to stay on the leading edge of technology and acquire new skills that power their career growth.

  – In 2024, more than 277,000 employees acquired at least one skill through our learning ecosystem.

  – In addition to digital skills, we prioritize generative AI skill building – more than 168,000 associates, including 1,700 leaders, have taken generative AI trainings in 2024, including through Cognizant's Synapse program.

- We provide a learning marketplace and tailored learning journeys to employees based on market trends, current skills and employee interests.

- **Career and talent development**: We seek to enable our people to build unique and varied careers with Cognizant, and to empower them to shape their paths.

  - We encourage regular role movement and career growth and progression through an internal job move program, a talent marketplace and promotions.

  - As part of our talent review and performance processes, managers and employees have regular career developmental conversations.

  - We build our leadership pipeline and capability at all levels through leadership development initiatives, assessments based on our leadership competencies, multi-stakeholder feedback, coaching, accelerated programs, partnerships with leading universities and more. Our training programs for leaders aim to enhance skills that support an inclusive environment.

- **Total rewards:** Cognizant's total rewards are designed to reward employees through compensation, benefits, and recognition programs and support their physical, mental and financial wellbeing both inside and outside of work.

  - Our comprehensive portfolio includes compensation programs, healthcare benefits, risk protection coverage, overall wellbeing and family care, tax savings programs, income protection, retirement and financial planning resources, time off programs, recognition and more.

  - We promote awareness and ensure access to mental health support through on-demand mental health training, wellbeing events, and free counseling sessions via our Employee Assistance Program, among other initiatives. Additionally, Cognizant's mental health ally network has hundreds of trained and certified employees who provide peer-to-peer support.

  - Cognizant's recognition program includes an internal social platform that celebrates service milestones and enables leader-initiated and peer-to-peer awards for both non-monetary and monetary appreciation. We also support creating a culture of recognition through manager guides, engagement toolkits, funds for team celebrations and more.

Governmental Regulation

As a result of the size, breadth and geographic diversity of our business, our operations are subject to a variety of laws and regulations in the jurisdictions in which we operate, including with respect to import and export controls, temporary work authorizations or work permits and other immigration laws, content requirements, trade restrictions, tariffs, taxation, anti-corruption, the environment, government affairs, internal and disclosure control obligations, data privacy, intellectual property, employee and labor relations. For additional information, see Part I, Item 1A. Risk Factors as well as the "Business Outlook" section within Part I. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Executive Summary.

Information About Our Executive Officers

The following table identifies our current executive officers:

Name	Age	Capacities in Which Served
Ravi Kumar S	53	Chief Executive Officer
Jatin Dalal	50	Chief Financial Officer
Balu Ganesh Ayyar	63	EVP and President, Intuitive Operations and Automation and Industry Solutions
Kathryn Diaz	55	EVP, Chief People Officer
Surya Gummadi	48	EVP and President, Americas
John Kim	57	EVP, Chief Legal Officer, Chief Administrative Officer and Corporate Secretary
Robert Telesmanic	58	SVP, Controller and Chief Accounting Officer
Rajesh Varrier	55	EVP, Global Head of Operations, and Chairman and Managing Director, Cognizant India

Ravi Kumar Singisetti (also referred to as Ravi Kumar S or Ravi Kumar) has been our Chief Executive Officer since January 2023. Prior to joining Cognizant, Mr. Kumar was the President of Infosys, an Indian multinational technology company, where he led the Infosys Global Services Organization across all global industry segments from January 2016 to October 2022. While serving as President of Infosys, he also served as Chairman of the Board of various Infosys subsidiaries. Prior to such role, Mr. Kumar served in positions of increasing authority at PricewaterhouseCoopers, Cambridge Technology Partners, Oracle Corporation, Sapient and Infosys. He is a member of the Board of Directors of Transunion, where he is a member of the Compensation Committee and the Mergers, Acquisitions and Integration Committee. He is also on the Board of Directors for the U.S. Chamber of Commerce. Mr. Kumar has a bachelor's degree in engineering from Shivaji University and an MBA from Xavier Institute of Management, India.

Jatin Dalal has been our Chief Financial Officer since December 2023. Prior to joining Cognizant, Mr. Dalal served as Chief Financial Officer of Wipro Limited, a publicly traded multinational technology and services consulting company, from April 2015 to November 2023 and assumed additional responsibilities as President from December 2019 to November 2023. Previously, he held various leadership positions at Wipro, including CFO, IT Business from 2011 to 2015. He joined Wipro in 2002 from the General Electric Company, where he began his career in 1999. Mr. Dalal holds a bachelor's degree in engineering from the National Institute of Technology in Surat, India. He also has a postgraduate diploma in business administration with a specialization in finance and international business from Narsee Monjee Institute of Management Studies in Mumbai, India. In addition, Mr. Dalal is a Chartered Accountant (India), a Chartered Management Accountant (UK) and a Chartered Financial Analyst (USA). Mr. Dalal has earned an Advanced Computer Security Certificate from Stanford University. Mr. Dalal is also an alumnus of the Advanced Management Program of The Wharton School of the University of Pennsylvania.

Balu Ganesh Ayyar has been our Executive Vice President and President, Intuitive Operations and Automation since July 2022 and assumed additional responsibilities for Industry Solutions in April 2023. Previously, he was Executive Vice President and President, Digital Operations from August 2019 to June 2022. Prior to joining Cognizant, Mr. Ayyar was the CEO of Mphasis, a global IT services company listed in India, from 2009 to 2017. Prior to Mphasis, Mr. Ayyar spent nearly two decades with Hewlett-Packard, holding a variety of leadership roles across multiple geographies.

Kathryn (Kathy) Diaz has been our Executive Vice President, Chief People Officer since September 2023. She held the role on an interim basis from May 2023 to September 2023. Prior to being appointed Chief People Officer, Ms. Diaz served as SVP, Head of Global Total Rewards at Cognizant from July 2020 until September 2023. Prior to joining Cognizant in 2020, Ms. Diaz was VP, Total Rewards at Pearson, a multinational publishing and education company. She was the VP of Global Compensation, Global Mobility and HR Systems at PVH (the parent company of Calvin Klein and Tommy Hilfiger). Previously, Ms. Diaz spent over 20 years in a series of HR leadership positions at Merck & Co, Inc. She holds a bachelor's degree in accounting from Rider University and an MBA from Lehigh University.

Surya Gummadi has been our Executive Vice President and President, Americas since January 2023. He held the role on an interim basis from late June 2022 to January 2023. Prior to being appointed President of the Americas, Mr. Gummadi served as Senior Vice President of our Health Sciences business segment from April 2022 to January 2023, Senior Vice President and head of our Healthcare business from July 2020 to April 2022, Vice President and market leader of our Healthcare business from February 2020 to July 2020 and Vice President and market head for our Health Plans business from October 2017 to February 2020. Prior to that, he served in a variety of roles during his more than 20-year tenure with Cognizant. He holds a degree in mechanical engineering from Indian Institute of Technology, Bombay.

John Kim has been our Executive Vice President, Chief Legal Officer, Chief Administrative Officer and Corporate Secretary since February 2024. Previously, he was Executive Vice President, General Counsel, Chief Corporate Affairs Officer and Secretary, holding this position from March 2021 to February 2024, Before March 2021, he served as our Senior Vice President and Deputy General Counsel, Global Commercial Contracts. Prior to joining Cognizant in 2019, Mr. Kim held a variety of senior leadership roles at Capgemini from January 2012 to November 2019, including Global Head of Big Deals. Prior to Capgemini, Mr. Kim served as U.S. Counsel for WNS Global Services from July 2009 to June 2011 and held a variety of leadership roles at Cendant Travel Distribution Services (now known as Travelport) from January 2001 to June 2006, including General Counsel and Chief Compliance Officer. He holds a bachelor's degree in English literature from Columbia University and obtained his law degree from Cornell Law School.

Robert Telesmanic has been our Senior Vice President, Controller and Chief Accounting Officer since January 2017, a Senior Vice President since 2010 and our Corporate Controller since 2004. Prior to that, he served as our Assistant Corporate Controller from 2003 to 2004. Prior to joining Cognizant, Mr. Telesmanic spent over 14 years with Deloitte & Touche LLP. Mr. Telesmanic has a Bachelor of Science degree from New York University and an MBA from Columbia University.

Rajesh Varrier has been our Executive Vice President, Global Head of Operations since September 2024 and assumed the role of Chairman and Managing Director, Cognizant India beginning October 2024. Prior to joining Cognizant in September 2024, Mr. Varrier held a number of positions at Infosys, an Indian multinational technology company, including serving as EVP, Global Head of Services from November 2023 to April 2024, EVP, Head of Operations Infosys Americas and Global Head of Digital Experience and Microsoft Practice from June 2023 to October 2023 and SVP, Global Head of Digital Experience and Microsoft Practice from April 2018 to June 2023. Prior to that, Mr. Varrier was CIO and Digital Officer for Aditya Birla Sun Life Insurance. Mr. Varrier is a member of the Nasscom Executive Council and a member of the Board of Directors of Cognizant Foundation India. Mr. Varrier holds a bachelor's degree in physics, and a postgraduate degree in Computer Engineering from the University of Mumbai.

None of our executive officers are related to any other executive officer or to any of our Directors. Our executive officers are appointed annually by the Board of Directors and generally serve until their successors are duly appointed and qualified.

Corporate History

We began our IT development and maintenance services business in early 1994 as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, we were spun off from The Dun & Bradstreet Corporation and, in 1998, we completed an initial public offering to become a public company.

Available Information

We make our SEC filings available free of charge through our website at *www.cognizant.com* as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

No information on our website is incorporated by reference into this Form 10-K or any other public filing made by us with the SEC. The SEC maintains an internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making an investment decision. The risks described below are not the only risks or uncertainties we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, prospects, or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Additionally, macroeconomic and geopolitical developments, including public health crises, escalating global conflicts, supply chain disruptions, labor market constraints, rising rates of inflation and high interest rates may amplify many of the risks discussed below to which we are subject. The extent of the impact of macroeconomic and geopolitical developments on our financial and operating performance depends significantly on the duration and severity of such macroeconomic and geopolitical developments, the actions taken to contain or mitigate their impact and any changes in client behaviors as a result thereof.

Risks Related to our Business and Operations

Our results of operations could be adversely affected by economic and geopolitical conditions globally and in particular in the markets in which our clients and operations are concentrated.

Global macroeconomic conditions have a significant effect on our business as well as the businesses of our clients. Volatile, negative or uncertain economic conditions have in the past and could in the future cause our clients to reduce, postpone or cancel spending on projects with us, making it more difficult for us to accurately forecast client demand and have available the right resources to profitably address such client demand, including as a result of inflation, higher interest rates, tightening of credit markets, trade disputes, recession or slowing growth, among others. For example, in 2024 some of our clients continued to reduce their discretionary spending in response to economic uncertainty, which negatively impacted our revenues. Clients may reduce demand for services quickly and with little warning, which may cause us to incur extra costs where we have employed more personnel than client demand supports. Further, our business depends on our ability to obtain payment from our clients of the amounts they owe us for the work we perform. Macroeconomic or geopolitical conditions, including inflationary pressures, trade disputes or other challenges could result in financial difficulties for our clients, which have in the past and could in the future cause clients to delay payments to us, request modifications to their payment arrangements or default on their payment obligations to us.

Our business is particularly susceptible to economic and political conditions in the markets where our clients or operations are concentrated. Our revenues are highly dependent on clients located in the United States and Europe, and any adverse economic, geopolitical or legal uncertainties or adverse developments, including due to the uncertainty related to the economic environment and inflation, natural or man-made disasters and extreme weather, geopolitical events and conflicts, labor or trade disputes or similar events, may cause clients in these geographies to reduce their spending and materially adversely impact our business. Many of our clients are in the financial services and healthcare industries, so any decrease in growth or significant consolidation in these industries or regulatory policies that restrict these industries may reduce demand for our services. Economic and political developments in India, where a significant majority of our operations and technical personnel are located, or in other countries where we maintain delivery operations, may also have a significant impact on our business and costs of operations. As a developing country, India has experienced and may continue to experience high inflation and wage growth, fluctuations in gross domestic product growth and volatility in currency exchange rates, any of which could materially adversely affect our cost of operations. Additionally, we benefit from governmental policies in countries that encourage foreign investment and promote the ease of doing business, such as tax incentives, and any change in policy or circumstances that results in the elimination of such benefits or degradation of the rule of law, or imposition of new adverse restrictions or costs on our operations could have a material adverse effect on our business, results of operations and financial condition.

We face intense and evolving competition and our service offerings must keep pace with significant technological advances in the rapidly changing markets we compete in.

The markets we serve and operate in are highly competitive, subject to rapid change and characterized by a large number of participants, as described in "Part I, Item 1. Business-Competition." We compete on the basis of reputation and experience, strategic advisory capabilities, digital services capabilities, performance and reliability, responsiveness to customer needs, financial stability, corporate governance and competitive pricing of services. The less we are able to differentiate our services and solutions and/or clearly convey the value of our services and solutions, the more difficulty we have in winning new work in sufficient volumes and at our target pricing and overall economics. In addition to large, global competitors, we face competition in many geographic markets from numerous smaller, local competitors that may have more experience with operations in these markets, have well-established relationships with our desired clients, or be able to provide services and solutions at lower costs or on terms more attractive to clients than we can. Additionally, we face competition from clients' in-house technology resources, such as GCCs, which may provide a lower cost alternative to our services. Consolidation activity may also result in new competitors with greater scale, a broader footprint or vertical integration that makes them more attractive to clients as a single provider of integrated products and services. In addition, concurrent use by many clients of multiple professional service providers means that we are required to be continually competitive on the quality, scope and pricing of our offerings or face a reduction or elimination of our business. Competitors may also be willing, at times, to take on more risk or price contracts lower than us in an effort to enter the market or increase market share. If we are not able to supply clients with services that they deem superior and successfully apply current business models with market level pricing while managing discounts, we may lose business to competitors and face downward pressure on gross margins and profitability. Any inability to compete effectively would materially adversely affect our business, results of operations and financial condition.

Our relationships with our third-party alliance partners, who supply us with necessary components to the services and solutions we offer our clients, are also critical to our ability to provide many of our services and solutions that address client demands. Some of our third-party alliance partners are also clients or suppliers for our internal operations. There can be no assurance that we will be able to maintain such relationships or that such components will be available on the expected timelines or for anticipated prices. Among other things, such alliance partners may in the future decide to compete with us, form exclusive or more favorable arrangements with our competitors or otherwise reduce our access to their products, thereby impairing our ability to provide the services and solutions demanded by clients. Any performance failure on the part of our alliance partners, or the discontinuance by such alliance partners of services that we have relied on them to perform for our clients, could delay our performance or require us to engage alternative third parties to perform the services at our cost or to perform them ourselves, any of which could deprive us of potential revenue or adversely impact our profitability.

Our competitiveness also depends on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology to serve the evolving needs of our clients. Examples include digital-, cloud- and security-related offerings, AI, augmented reality, automation, blockchain, IoT, quantum and edge computing, digital engineering and manufacturing and as-a-service solutions, among others, which are continually evolving. If we do not sufficiently invest in new technologies, successfully adapt to industry developments and changing demand, develop new tools and platforms that meet our clients' productivity expectations and evolve and expand our business at sufficient speed and scale to keep pace with the demands of the markets we serve, we may be unable to develop and maintain a competitive advantage and execute on our growth strategy, which would materially adversely affect our business, results of operations and financial condition. Some of these technological changes have reduced or replaced the demand for some of our historical services and solutions and will continue to do so in the future. In addition, our clients may delay spending under existing contracts and engagements or delay entering into new contracts while evaluating new technologies. Such reductions, replacements and delays can negatively impact our results of operations if we are unable to adapt our pricing or the pace and level of spending on new technologies is not sufficient to make up any shortfall. Further, as we expand into these areas, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new areas, which may negatively affect our reputation and demand for our services and solutions.

Our use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.

We expect the proliferation of AI will have a significant impact on our industry, and we believe our ability to compete in this space will be critical to our financial performance. We increasingly use AI-based technologies, including GenAI, in our client offerings and our own internal operations. We have incurred and plan to continue to incur significant development and operational costs to build and support our AI capabilities, including costs to ensure ongoing compliance with the complex and rapidly evolving legal landscape around AI and automation. If we fail to develop and implement AI solutions that meet our internal and client needs or if we are unable to bring AI-enabled solutions to market as effectively or with the same speed as our competitors, we may fail to recoup our investments in AI and our financial performance, competitive position, business and reputation may be adversely impacted.

AI technology and services are part of a highly competitive and rapidly evolving market. We face significant competition from our traditional competitors as well as other third parties, including those that are new to the market, and our clients may develop their own AI-related capabilities. Some services that we historically performed for our clients have been and will continue to be replaced by AI or other forms of automation, including our own AI-enabled client offerings. Each of the foregoing may lead to reduced demand for our services or harm our ability to obtain favorable pricing or other terms for our services, which could have a material adverse effect on our business, results of operations and financial condition.

AI technology and services require access to high-quality datasets, foundation models, and other AI system components. We currently rely, in part, on third parties to provide these components. In the future, we may face difficulties acquiring the necessary rights from third parties due to market competition and other factors. This challenge could hinder our ability to develop, implement or maintain AI technologies. To overcome this, we may need to invest in alternative strategies, such as forming alliances or developing our own resources.

In addition, the development, adoption, and use of AI technologies are all still in their early stages and ineffective or inadequate AI development or deployment practices by us, our clients, or third parties with whom we do business could result in unintended consequences. Such consequences may include, for example, employees making decisions based on biased or inaccurate information; unauthorized disclosure of sensitive information; operational inefficiencies leading to decreased productivity; deliberate misuse; or infringement of third-party IP rights. Additionally, the use of AI by us or our business partners may create new cybersecurity vulnerabilities, including those which may not be recognized at the time. The uncertainty around the safety and security of new and emerging AI applications requires significant investment to test for security, accuracy, bias, and other variables - efforts that can be complex, costly, and potentially impact our profit margins, and may cause decreased demand for our services or harm to our business, results of operations, financial condition, or reputation. Addressing these consequences may require significant operational costs to implement, manage, and maintain processes around the AI lifecycle that align with industry standards and meet customer expectations.

Furthermore, the legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, with jurisdictions around the world applying, or considering applying, laws and regulations related to IP, cybersecurity, export controls, privacy, data security, and data protection to AI and automated decision-making, or general legal frameworks on AI, such as the EU AI Act, which entered into force in 2024 and parts of which apply beginning in 2025. These laws are continuously evolving and developing and may impose obligations on companies developing and using AI or automated decision-making technologies. Given the rapid rate of change and the often uncertain scope, interpretation, and application of these laws and regulations, which may be in conflict across jurisdictions, we may not always be able to anticipate how courts and regulators will apply existing laws to AI, predict how new legal frameworks will address AI, or otherwise ensure compliance with these frameworks. As a result, we may have to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks on AI are not consistent across jurisdictions, and the EU AI Act may increase costs or impact the operation of our AI services. Compliance with new or changing laws, regulations, industry standards or ethical requirements and expectations relating to AI may impose significant operational costs requiring us to change our service offerings or business practices, particularly as we expand the use of such technologies, or may limit or prevent our ability to develop, deploy, or use AI technologies. Failure to appropriately conform to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Finally, AI technology may be viewed negatively by the public due to media scrutiny over issues such as job displacement, privacy and ethical AI concerns. This negative perception can adversely affect our investments in AI technology, both directly and indirectly.

If we are unable to attract, train and retain skilled employees to satisfy client demand, including highly skilled technical personnel and personnel with experience in key AI and digital areas, as well as senior management to lead our business globally, our business and results of operations may be materially adversely affected.

Our success is dependent, in large part, on our ability to keep our supply of skilled employees, including project managers, IT engineers and senior technical personnel, in particular those with experience in key AI and digital areas, in balance with client demand around the world and on our ability to attract and retain senior management with the knowledge and skills to lead our business globally. We must hire or reskill, integrate, retain and motivate our large workforce with diverse skills and expertise to serve client demands across the globe, respond quickly to rapid and ongoing technological, industry and macroeconomic developments and grow and manage our business. In 2021 and most of 2022, we and, we believe, the IT industry generally, experienced unprecedented attrition. For the year ended December 31, 2024 our Voluntary Attrition - Tech Services was 15.9% as compared to 13.8% for the year ended December 31, 2023. If our attrition levels increase significantly, it could materially adversely affect our business and results of operations. We also must continue to maintain a senior leadership team that, among other things, is effective in executing on our strategic goals and growing our service capabilities. The loss of senior executives, or the failure to attract, integrate and retain new senior executives as the needs of our business require, could have a material adverse effect on our business and results of operations.

Competition for skilled labor is intense and, in some jurisdictions in which we operate and in key AI and digital areas, there are more open positions than qualified persons to fill these positions. We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, as well as our clients' GCCs. In addition, changes in immigration laws or policies, or varying applications of immigration laws and policies, could limit the availability of certain work visas in the U.S., which could exacerbate competition for skilled labor. Our business has experienced in the past and may experience in the future significant employee attrition, which has caused us to incur increased costs to hire new employees with the desired skills. While we strive to adjust pricing to reduce the impact of compensation increases on our operating margin, we may not be successful in recovering these increases, which could adversely affect our profitability and operating margin. Costs associated with recruiting and training employees are significant. If we are unable to hire or deploy employees with the needed skillsets or if we are unable to adequately equip our employees with the skills needed, this could materially adversely affect our business.

Additionally, our efforts to offer our employees a value proposition that is competitive and appealing may be unsuccessful and could have an adverse effect on engagement and retention, which may materially adversely affect our business.

Many of our contracts with clients are short-term, and our business, results of operations and financial condition could be adversely affected if our clients terminate their contracts on short notice.

Consistent with industry practice, many of our contracts with clients are short-term or can be terminated by our clients with short notice and without significant early termination cost. Even if not terminated, clients may be able to delay, reduce or eliminate spending on the services and solutions we provide, choose not to retain us for additional stages of a project, try to renegotiate the terms of a contract or cancel or delay additional planned work. Terminations and such other events may result from factors that are beyond our control and unrelated to our work product or the progress of the project, including the business, financial or labor conditions of a client, changes in ownership, management or the strategy of a client or economic or market conditions generally or specific to a client's industry. When contracts are terminated or spending delayed, we lose the anticipated revenues and might not be able to eliminate our associated costs in a timely manner. In particular, the loss of a significant client or a few significant clients could materially reduce revenues for the Company as a whole or for a particular business segment. In addition, our operating margins in subsequent periods could be lower than expected. If we are unable to replace the lost revenues with other work on terms we find acceptable or effectively eliminate costs, our business, results of operations and financial condition could be adversely affected.

Our failure to meet specified service levels or milestones required by certain of our client contracts may result in our client contracts being less profitable, potential liability for penalties or damages or reputational harm.

Many of our client contracts include clauses that tie our compensation to the achievement of agreed-upon performance standards, productivity improvements or milestones. Failure to satisfy any such requirements could significantly reduce our fees under the contracts, increase the cost to us of meeting performance standards or milestones, delay expected payments, subject us to potential damage claims under the contract terms or harm our reputation. Further, our work with governmental clients exposes us to additional risks inherent in the government contracting process, including stricter regulatory requirements and heightened reputational and contractual risks. The use of new technologies in our offerings (including GenAI) can expose us to additional risks if those technologies fail to work as predicted, which could lead to cost overruns, project delays, financial penalties, or damage to our reputation. Clients also often have the right to terminate a contract and pursue damages claims for serious or repeated failure to meet these service commitments. Some of our contracts provide that a portion of our compensation depends on performance measures such as cost-savings, revenue enhancement, benefits produced, business goals attained and adherence to schedule. These goals can be complex and may depend on our clients' actual levels of business activity or may be based on assumptions that are later determined not to be achievable or accurate. As such, these provisions may increase the variability in revenues and margins earned on those contracts and have in the past resulted, and could in the future result, in significant losses on such contracts. Further, if we do not accurately estimate the effort, anticipated productivity improvements, costs or timing for meeting our contractual commitments or completing engagements to a client's satisfaction, our contracts have in the past and could in the future have delivery inefficiencies and be less profitable than expected or unprofitable.

We may not be able to achieve our profitability goals and maintain our capital return strategy.

Our goals for profitability and capital return rely upon a number of assumptions, including our ability to improve the efficiency of our operations and make successful investments to grow and further develop our business. Our profitability is impacted by our ability to accurately estimate, attain, and sustain revenues from client engagements, margins and cash flows over contract periods and general macroeconomic and geopolitical conditions. Our profitability also depends on the efficiency with which we run our operations (including our ability to leverage new technologies to improve productivity) and the cost of our operations, especially the compensation and benefits costs of our employees. We have incurred, and may continue to incur, substantial costs related to implementing our strategy to optimize such costs, and we may not realize the ultimate cost savings that we expect. We may not be able to efficiently utilize our employees if increased regulation, policy changes or administrative burdens of immigration, work visas or client worksite placement prevents us from deploying our employees on a timely basis, or at all, to fulfill the needs of our clients. Our utilization rates are further affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforce and manage attrition, and our need to devote time and resources to training, professional development and other typically non-chargeable activities. Increases in wages and other costs, including as a result of attrition, may also put pressure on our profitability.

With respect to capital return, our ability and decisions to pay dividends and repurchase shares depend on a variety of factors, including the cash flow generated from operations, our cash and investment balances, our net income, our overall liquidity position, potential alternative uses of cash, such as acquisitions, and anticipated future economic conditions and financial results. Failure to carry out our capital return strategy may adversely impact our reputation with shareholders and shareholders' perception of our business and the trading price of our common stock.

We face challenges related to growing our business organically as well as inorganically through acquisitions, and we may not be able to achieve our targeted growth rates.

Achievement of our targeted growth rates requires continued significant organic growth of our business as well as inorganic growth through acquisitions. To achieve such growth, we must, among other things, continue to significantly expand our global operations, in particular with respect to AI and digital, and scale our infrastructure to support such business growth and ensure that our service offerings remain responsive to market demand. Continued business growth increases the complexity of our business and places significant strain on our management, employees, operations, systems, delivery, financial resources and internal financial control and reporting functions, which we will have to continue to develop and improve to sustain such growth. Our ability to successfully manage change associated with the various business transformation initiatives is critical for our overall strategy execution. We must continually recruit and train new employees, retain and reskill, as necessary, existing sales, technical, finance, marketing and management employees with the knowledge, skills and experience that our business model requires and effectively manage our employees worldwide to support our culture, values, strategies and goals.

Additionally, we expect to continue pursuing strategic and targeted acquisitions and investments to enhance our offerings of services and solutions or to enable us to expand our talent, experience and capabilities in key AI and digital areas or in particular geographies or industries. We may not be successful in identifying suitable opportunities, completing targeted transactions or achieving the desired results in the timeframe we expect or at all, such opportunities may divert our management's time and focus away from our core business and realizing the desired results of a particular transaction may depend upon competition, market trends, regulatory developments, additional costs or investments and the actions of suppliers or other third parties. We may face challenges in effectively integrating acquired businesses into our ongoing operations, including the implementation of controls, processes and policies appropriate for a multinational public company at acquired companies that may have previously lacked such functions in areas such as cybersecurity, IT and privacy, among others, and in assimilating and retaining employees of those businesses into our culture and organizational structure, and these risks may be magnified by the size and number of transactions we execute.

If we are unable to manage our growth effectively, complete acquisitions of the number, magnitude and nature we have targeted, or successfully integrate any acquired businesses into our operations, we may not be able to achieve our targeted growth rates or improve our market share, profitability or competitive position generally or in specific markets or services.

Our NextGen program and the associated reductions in headcount and consolidation of office space could disrupt our business and may not result in anticipated savings.

At the end of 2024, we completed our NextGen program, which was aimed at simplifying our operating model, optimizing corporate functions and consolidating and realigning office space to reflect the post-pandemic hybrid work environment. In 2024, we incurred $134 million of employee separation, facility exit and other costs related to the program, bringing the total costs incurred since inception to $363 million. See Note 4 to our consolidated financial statements. Our NextGen program may result in the loss of institutional knowledge and expertise, the reallocation of certain roles and responsibilities across the Company, difficulties in the retention of our remaining employees and reduced productivity among our remaining employees, all of which could have a material adverse affect on our operations. In addition, we may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our NextGen program due to unforeseen difficulties or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from our NextGen program, our operating results and financial condition would be adversely affected.

We face legal, reputational and financial risks if we fail to protect client and/or Cognizant data from cybersecurity incidents.

In order to provide our services and solutions, we depend on global information technology networks and systems, to process, transmit, host and securely store electronic information (including our confidential information and the confidential information of our clients) and to communicate among our locations around the world and with our clients, suppliers and alliance partners (including numerous cloud service providers). Security breaches, employee malfeasance, or human or technological error have in the past and could in the future cause shutdowns or disruptions of our or our clients' operations and potential unauthorized access and/or disclosure of our or our clients' sensitive data, which in turn could jeopardize projects that are critical to our operations or the operations of our clients' businesses and have other adverse impacts on our business or the business of our clients.

In addition, the products, services and software that we provide to our clients, or the third-party components we use to provide such products, services and software, have in the past and may in the future unintentionally contain or introduce cybersecurity threats or vulnerabilities to our clients' information technology networks. Our clients maintain their own proprietary, sensitive, or confidential information that could be compromised in a cybersecurity attack, or their systems may be disabled or disrupted as a result of such an attack. Our clients, regulators, or other third parties have and may in the future attempt to hold us liable for any such losses or damages resulting from such an attack, including through contractual indemnification clauses.

Like other global companies, we and our clients, suppliers, alliance partners (including numerous cloud service providers) and other vendors we interact with face threats to data and systems, including by nation state threat actors, insider threats (including inappropriate access), perpetrators of random or targeted malicious cyberattacks, computer viruses, malware, worms, bot attacks or other destructive or disruptive software and attempts to misappropriate client information and cause system failures and disruptions. For example, we have experienced a security incident involving a ransomware attack, which resulted in unauthorized access to certain data and caused significant disruption to our business. Such attacks, or other currently unanticipated threats, could occur in the future. In addition, recent international tensions (including Russia's invasion of Ukraine and conflicts in the Middle East) have heightened the overall risk of cyber-threats and, while we have taken steps to mitigate such risks, those steps may not be successful. The emergence and maturation of AI capabilities may also lead to new or more sophisticated methods of attack.

A security compromise of our information systems, or of those of businesses with which we interact, that results in confidential information being accessed by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions up to and including criminal prosecution, client attrition due to reputational concerns or otherwise, containment and remediation expenses and claims brought by our clients or others for breaching contractual confidentiality and security provisions or data protection laws. Monetary damages imposed on us could be significant and may impose costs in excess of insurance policy limits or not be covered by our insurance at all, and our insurers may not continue to provide coverage on reasonable terms or may disclaim coverage as to any future claims. Techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems continuously evolve and may not immediately produce signs of intrusion, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that we expend substantial additional resources related to the security of our information systems, diverting resources from other projects and disrupting our businesses.

Our clients, suppliers, subcontractors and other third parties with whom we do business, including in particular cloud service providers and software vendors, generally face similar cybersecurity threats, and we must rely on the safeguards adopted by these parties. If these third parties do not have adequate safeguards or their safeguards fail, it might result in breaches of our systems or applications and unauthorized access to or disclosure of our and our clients' confidential data. In addition, we are subject to vulnerabilities in third-party technology components we use in our business and are typically not aware of such vulnerabilities until we receive notice from the third parties who have created the exposure. Due to this delay, our responses to such vulnerabilities may not be adequate or prompt enough to prevent their exploitation.

Although our cybersecurity risk management program utilizes various procedures and controls to mitigate our exposure to the risks described above, the cybersecurity threat landscape is rapidly evolving and increasingly sophisticated. There can be no assurance that the procedures and controls that we implement, or that our clients, suppliers, subcontractors and other third parties with whom we do business implement, will be sufficient to protect our information systems from the cybersecurity threats we face. Additionally, any remediation measures that we have taken or that we may undertake in the future may be insufficient to prevent future attacks or insufficient for us to quickly recover from any future attack to efficiently continue our business operations.

Fluctuations in foreign currency exchange rates, or the failure of our hedging strategies to mitigate such fluctuations, can adversely impact our profitability, results of operations and financial condition.

Fluctuations in foreign currency exchange rates can also have adverse effects on our revenues, income from operations and net income when items denominated in other currencies are translated or remeasured into U.S. dollars for presentation of our consolidated financial statements. We have entered into foreign exchange forward and option contracts intended to partially offset the impact of the movement of the exchange rates on future operating costs and to mitigate foreign currency risk on foreign currency denominated net monetary assets. However, the hedging strategies that we have implemented, or may in the future implement, to mitigate foreign currency exchange rate risks may not reduce or completely offset our exposure to foreign exchange rate fluctuations and may expose our business to unexpected market, operational and counterparty credit risks. We are particularly susceptible to wage and cost pressures in India and the exchange rate of the Indian rupee relative to the currencies of our client contracts due to the fact that the substantial majority of our employees are in India while our contracts with clients are typically in the local currency of the country where our clients are located.

Pandemics, epidemics or other outbreaks of disease have had and may in the future have a material adverse impact upon our business, liquidity, results of operations and financial condition.

Any pandemic, epidemic or other outbreak of disease may have widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices by, among other things, causing significant loss of life, curtailing congregation of people and disrupting communications and travel. Such events may have a material adverse impact upon, our business, liquidity, results of operations and financial condition, including as a result of reduced client demand for our services, closures of our clients' facilities that materially impair our ability to deliver services to our clients and satisfy contractually agreed upon service levels and increased strain on employees and management, as we saw at the height of the COVID-19 pandemic.

The ultimate extent to which any future pandemics, epidemics or other outbreaks of disease impact our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity of the disease to which the pandemic, epidemic or other outbreak relates; delivery, adoption and effectiveness of vaccines or other treatments for the disease, including any variants; the duration and extent of the event and waves of infection; travel restrictions and social distancing; the duration and extent of business closures and business disruptions; and the effectiveness of actions taken to contain, treat and prevent the disease. If we or our clients experience prolonged shutdowns or other business disruptions, our business, liquidity, results of operations, financial condition and the trading price of our common stock may be materially adversely affected, and our ability to access the capital markets may be limited. Further, any future pandemic, epidemic or other outbreak of disease, and the volatile regional and global economic conditions stemming from such an event, could precipitate or amplify the other risk factors that we identify in this report, any of which could have a material adverse impact to our business.

Climate change, extreme weather and risks arising from the transition to a lower-carbon economy may impact our business.

There are inherent climate- and weather-related risks everywhere that we conduct our business. Developments related to regulatory, social or market dynamics, stakeholder expectations, national and international climate change policies, the actual or perceived frequency or intensity of extreme weather events or the availability and functionality of critical infrastructure and resources, in addition to other factors resulting from such developments or that may not otherwise be known to or anticipated by us, could significantly disrupt our supply chain, our clients' operations and our ability to deliver services. Such events could significantly increase our costs and expenses and harm our revenues, cash flows and financial performance. Further, natural disasters and adverse weather events, such as droughts, wildfires, storms, sea-level rise and flooding, occurring more frequently, with less predictability or with greater intensity, could cause community disruptions and impact our employees' abilities to commute or to work from home safely and effectively. For example, we have substantial global delivery operations in Chennai, India, a city that has experienced severe rains and related flooding. Our exposure to these economic and other risks from climate change could be exacerbated if government or market action to address climate change and its effects is insufficient or unsuccessful.

Failure to meet ESG expectations or standards or achieve our ESG ambitions could adversely affect our business or damage our reputation.

Shifting stakeholder expectations and evolving regulatory and disclosure standards around ESG could impact our business. We are subject to, and expect to become increasingly subject to, laws, regulations and international treaties relating to ESG, including the European Union's Corporate Sustainability Reporting Directive (CSRD) and California's climate change disclosure requirements. As these new laws, regulations, treaties and similar initiatives and programs continue to be adopted and implemented, we will be required to comply or potentially face market access limitations, enforcement actions, civil suits or sanctions, including fines. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. If we fail to comply with new laws, regulations, treaties, or reporting requirements, our reputation and business could be adversely impacted. Our ability to meet our ESG ambitions is also subject to external factors outside of our control including the ability and willingness of our suppliers to reduce emissions and the advancement of new emission reducing technologies. In addition, global clients often rely on ESG rating systems for bids and buying practices, and yet the criteria used in the ratings may conflict and change frequently, and we cannot predict how these third parties will score us, nor can we have any assurance that they score us or other companies accurately, or that we will be able to score well as such criteria change. We supplement our participation in ratings systems with published disclosures of our ESG activities, but some investors may desire other disclosures that we do not provide.

At the same time, an increasing number of stakeholders, regulators, and lawmakers have expressed or pursued contrary views, legislation and investment expectations with respect to ESG ratings and ambitions, including the enactment or proposal of "anti-ESG" legislation, regulation or policies, which may expose us to additional legal, financial or reputational risks based upon our ESG ambitions and disclosures. If our ESG practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our reputation, our ability to attract or retain employees and our business could be negatively affected.

If our risk management, business continuity and disaster recovery plans are not effective and our global delivery capabilities are impacted, our business and results of operations may be materially adversely affected and we may suffer harm to our reputation.

Our business model is dependent on our global delivery capabilities, which include coordination between our delivery centers in India, our other global and regional delivery centers, the offices of our clients and our associates worldwide. System failures, outages and operational disruptions may be caused by factors outside of our control, such as hostilities (including the ongoing conflicts between Russia and Ukraine and in the Middle East), political unrest, terrorist attacks, cybersecurity incidents, power or water shortages or telecommunications failures, natural or man-made disasters or other catastrophic events (including the impact of extreme weather conditions), and public health emergencies, epidemics and pandemics, affecting the geographies where our people, equipment and clients are located. Our risk management, business continuity and disaster recovery plans may not be effective at predicting or mitigating the effects of such disruptions, particularly in the case of catastrophic events or longer term, increasingly severe developments that may occur as a result of climate change. Even if our operations are unaffected or recover quickly from any such events, if our clients cannot timely resume their own operations due to a catastrophic event, they may reduce or terminate our services, which may adversely affect our results of operations. Any such disruption may result in lost revenues, a loss of clients, liabilities relating to disruptions in service, expenditures to repair or replace damaged property and reputational damage, and could demand significant management time and attention, any of which would have an adverse effect on our business, results of operations and financial condition.

Legal, Regulatory and Legislative Risks

A substantial portion of our employees in the United States, United Kingdom, EU and other jurisdictions rely on visas to work in those areas such that any restrictions on such visas or immigration more generally or increased costs of obtaining such visas or increases in the wages we are required to pay employees on visas may affect our ability to compete for and provide services to clients in these jurisdictions, which could materially adversely affect our business, results of operations and financial condition.

A substantial portion of our employees in the United States and in many other jurisdictions, including countries in Europe, rely upon temporary work authorization or work permits, which makes our business particularly vulnerable to changes and variations in immigration laws and regulations, including written changes and policy changes to the manner in which the laws and regulations are interpreted or enforced, and potential enforcement actions and penalties that might cause us to lose access to such visas. The political environment in the United States, the United Kingdom and other countries in recent years has included significant support for anti-immigrant legislation and administrative changes. Many of these recent changes have resulted in, and various proposed and enacted changes may result in, increased difficulty in obtaining timely visas, whether as a result of visa application rejections, delays in processing applications, significantly increased costs to obtain visas, prevailing wage requirements for our employees on visas or otherwise, which could in turn impact our ability to staff projects. In addition, immigration reform, including as a result of changes to immigration policies, and the increased uncertainty surrounding such policies in light of the incoming U.S. administration's expected immigration agenda, may have a material adverse impact on companies like ours that have a substantial percentage of our employees on visas. Our principal operating subsidiary in the United States utilizes a high number of skilled workers holding H-1B and L-1 visas and, as a result, may be subject to increased costs upon the effectiveness of any such laws, regulations, policy changes or executive orders. In the EU, many countries continue to implement new regulations to move into compliance with the EU Directive of 2014 to harmonize immigration rules for intracompany transferees in most EU member states and to facilitate the transfer of managers, specialists and graduate trainees both into and within the region. The changes have had significant impact on mobility programs and have led to new notification and documentation requirements for companies sending employees to EU countries. Recent changes or any additional adverse revisions to immigration laws and regulations in the jurisdictions in which we operate may cause us delays, staffing shortages, additional costs or an inability to bid for or fulfill projects for clients, any of which could have a material adverse effect on our business, results of operations and financial condition.

Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.

The practice of outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, which is our largest market, as well as other regions in which we have clients. For example, in the United States, measures aimed at limiting or restricting the performance of services from an offshore location or imposing burdens on U.S. companies that utilize such services have been put forward for consideration at both the federal and state levels to address concerns over the perceived association between offshore outsourcing and the loss of jobs domestically. If any such measure is enacted in the United States or another region in which we have clients, our ability to provide services to our clients could be impaired.

In addition, from time to time there has been publicity about purported negative experiences associated with offshore outsourcing, such as alleged domestic job loss and theft and misappropriation of sensitive client data, particularly involving service providers in India. Current or prospective clients may elect to perform certain services themselves or may be discouraged from utilizing global service delivery providers like us due to negative perceptions that may be associated with using global service delivery models or firms. Any slowdown or reversal of existing industry trends toward global service delivery would seriously harm our ability to compete effectively with competitors that provide the majority of their services from within the country in which our clients operate.

We are subject to numerous and evolving legal and regulatory requirements and client expectations in the many jurisdictions in which we operate, and violations of, unfavorable changes in or an inability to meet such requirements or expectations could harm our business.

We provide services to clients and have operations in many parts of the world and in a wide variety of different industries, subjecting us to numerous, evolving, and sometimes conflicting, standards, laws and regulations on matters as diverse as trade controls and sanctions, immigration (including temporary work authorizations or work permits), content requirements, trade restrictions, tariffs, taxation, antitrust laws, anti-money laundering and anti-corruption laws (including the FCPA and the U.K. Bribery Act), the environment, including climate change regulation and reporting requirements, government affairs, internal and disclosure control obligations, data security, privacy and data protection, intellectual property, employment and labor relations, human rights and AI. For example, we are required to comply with increasingly complex and changing data security and privacy laws and regulations in the many jurisdictions in which we operate that regulate the collection, storage, use, disclosure, transfer and security of personal data, including U.S. federal and state laws (such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and the Health Insurance Portability and Accountability Act), and non-U.S. laws, such as the India Digital Personal Data Protection Act, 2023, the U.K. General Data Protection Regulation ("GDPR") and the E.U. GDPR. These laws and regulations are continuously evolving and developing, creating significant uncertainty as they may be interpreted and applied differently from country to country, creating inconsistent or conflicting requirements. We face significant regulatory compliance costs and risks as a result of the size and breadth of our business, and these costs may increase as a result of changes in government policy. For example, we may experience increased costs in 2025 and future years for employment and post-employment benefits in India as a result of the issuance of the Code on Social Security, 2020, which enhanced social security coverage (a portion of which is paid by the employer) and extended such benefits to all workers.

We are also subject to a wide range of potential enforcement actions, audits or investigations regarding our compliance with these laws or regulations in the conduct of our business, and any finding of a violation could subject us to a wide range of civil or criminal penalties, including fines, debarment, or suspension or disqualification from government contracting, prohibitions or restrictions on doing business in one or more jurisdictions, loss of clients and business, legal claims by clients and unfavorable publicity or damage to our reputation. We could also face significant compliance and operational burdens and incur significant costs in our efforts to comply with or rectify non-compliance with these laws or regulations. Such burdens or costs may result in an adverse effect on our financial condition and results of operations.

We commit significant financial and managerial resources to comply with our internal control over financial reporting requirements, but we have in the past identified and may in the future identify material weaknesses or significant deficiencies in our internal control over financial reporting that cause us to incur incremental remediation costs in order to maintain adequate controls.

Our employees, subcontractors, vendors, agents, alliance partners, the companies we acquire and their employees, vendors and agents, and other third parties with which we associate, have in the past and could in the future take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

Changes in tax laws or in their interpretation or enforcement, failure by us to adapt our corporate structure and intercompany arrangements or adverse outcomes of tax audits, investigations or proceedings could have a material adverse effect on our effective tax rate, results of operations and financial condition.

The interpretation of tax laws and regulations in the many jurisdictions in which we operate and the related tax accounting principles are complex and require considerable judgment to determine our income taxes and other tax liabilities worldwide. Tax laws and regulations affecting us and our clients, including applicable tax rates, and the interpretation and enforcement of such laws and regulations are subject to change as a result of macroeconomic, geopolitical and other factors, and any such changes or changes in tax accounting principles could increase our effective worldwide income tax rate and have a material adverse effect on our net income, cash flows and financial condition. We routinely review and update our corporate structure and intercompany arrangements, including transfer pricing policies, consistent with applicable laws and regulations, to align with our evolving business operations across the numerous jurisdictions, such as the United States, India and the United Kingdom, in which we operate. Failure to successfully adapt our corporate structure and intercompany arrangements to align with our evolving business operations may increase our worldwide effective tax rate and have a material adverse effect on our earnings, cash flows and financial condition.

Our worldwide effective income tax rate may increase or our financial condition may be materially impacted as a result of developments, changes in interpretations and assumptions made, additional guidance that may be issued and ongoing and future actions the Company has or may take with respect to our corporate structure and intercompany arrangements. For example, our cash flows could be materially affected by the issuance of additional interpretive guidance by the U.S. Treasury regarding the capitalization and amortization of research and experimental expenses for tax purposes, as more fully described in Note 11 to the consolidated financial statements.

Additionally, we are subject to routine tax audits, investigations and proceedings in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgments, and are taking increasingly aggressive positions, including with respect to our intercompany transactions. For example, we are currently involved in an ongoing dispute with the ITD in which the ITD asserts that we owe additional taxes for two transactions by which CTS India repurchased shares from its shareholders, as more fully described in Note 11 to the consolidated financial statements. We may not accurately predict the outcomes of these audits, investigations and proceedings and the amounts ultimately paid upon their resolution could be materially different from the amounts previously included in our income tax provision. Adverse outcomes in any such audits, investigations or proceedings could increase our tax exposure and cause us to incur increased expense, which could materially adversely affect our results of operations and financial condition.

Our business subjects us to considerable potential exposure to litigation and legal claims and could be materially adversely affected if we incur legal liability.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the conduct of our business. Our business is subject to the risk of litigation involving current and former employees, clients, alliance partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as deductibles and caps on amounts recoverable.

Our client engagements expose us to significant potential legal liability and litigation expense if we fail to meet our contractual obligations or otherwise breach obligations to third parties or if our subcontractors breach or dispute the terms of our agreements with them and impede our ability to meet our obligations to our clients. We also face considerable potential legal liability from a variety of other sources. Our acquisition activities have in the past and may in the future be subject to litigation or other claims, including claims from employees, clients, stockholders, or other third parties. We have also been the subject of a number of putative securities class action complaints and putative shareholder derivative complaints relating to the matters that were the subject of our now concluded internal investigation into potential violations of the FCPA and other applicable laws, and may be subject to such legal actions for these or other matters in the future. See "Part I, Item 3. Legal Proceedings" for more information. We establish reserves for these and other matters when a loss is considered probable and the amount can be reasonably estimated; however, the estimation of legal reserves and possible losses involves significant judgment and may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation, and the actual losses arising from particular matters may exceed our estimates and materially adversely affect our results of operations.

If we infringe upon the IP rights of others or our IP rights are infringed upon, our business may be adversely affected.

Third parties have in the past and may in the future claim that we infringe upon their IP rights. Further, in most of our contracts, we have agreed to indemnify our clients for liabilities and expenses related to IP infringement and, in some instances, the cost associated with these indemnities may exceed the revenue that we receive from the client. Any such claims of IP infringement could harm our reputation, cause us to incur substantial costs in defending ourselves or our clients, expose us to considerable legal liability or prevent us from offering some services or solutions in the future.

We rely on a combination of patent, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our IP. The existing laws in the various countries in which we provide services or solutions may offer only limited protection of our intellectual property and are subject to change at any time. Furthermore, the legal landscape surrounding IP protection of software technologies, including AI, is rapidly evolving and as a result there is uncertainty concerning the scope of IP protection for our software IP rights. We are and may in the future have to engage in legal action to protect our own IP rights. Enforcing our rights may require considerable time, money and oversight, and we may not be successful in our efforts.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program, which is managed by Cognizant's Corporate Security team, is designed to identify, assess and manage risks from cybersecurity threats and provides a framework for handling cybersecurity threats and incidents. The program is also aligned with the risk assessment framework established by the enterprise risk management team.

Our cybersecurity risk management framework includes steps for assessing the severity of a cybersecurity threat (including an escalation process for potentially material cybersecurity threats and incidents to an internal committee comprised of members of senior management), identifying the source of a cybersecurity threat (including whether the cybersecurity threat is associated with a third-party service provider), implementing cybersecurity countermeasures and mitigation strategies. The internal committee is responsible for assessing the materiality of cybersecurity threats and incidents and informs designated members of executive leadership and of the Board of Directors of material cybersecurity threats and incidents.

Cognizant's cybersecurity risk management program is guided by industry-recognized security frameworks, including ISO/IEC 27001, TISAX and NIST. The program is periodically audited as part of external certification audits. We also engage third-party cybersecurity experts to assist with risk assessment and conduct penetration testing among other items. Key findings from the audits and third-party risk assessments are summarized and communicated to the Company's senior leadership and the Audit Committee, and remediation actions are implemented to enhance our overall cybersecurity program.

We require our vendors to comply with privacy and cybersecurity requirements, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access. We include data protection and security content as part of annual training required of employees.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For further discussion of the cybersecurity risks and threats we face, please see Item 1A. "Risk Factors".

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our cyber risk assessment program is managed by our Corporate Security team, which is led by our CSO, who has over 25 years of experience in the cybersecurity and technology industry. The CSO reports to Cognizant's Executive Vice President, Chief Legal Officer, Chief Administrative Officer and Corporate Secretary. The CSO manages multiple teams within Corporate Security that are operationally responsible for the security of the Company, including Global Cyber Operations, Business Information Security, Global Business Resilience and Integrated Risk Management, each of which provides regular updates to the CSO regarding cyber threat intelligence, cyber incidents and cyber risk metrics as part of their security responsibilities. The CSO works closely with the CIO, who is responsible for Cognizant's information technology and digital transformation strategy. Together, the CSO and CIO have a mutual set of responsibilities to align, implement and govern security policies, standards and technology controls throughout the enterprise. On a periodic basis, the CSO and CIO provide updates to the Audit Committee on, among other things, key cybersecurity metrics, status of projects to strengthen the Company's information security systems and assessments of the Company's security program. The Audit Committee reports to the Board of Directors, which also receives periodic updates on such matters.

Item 2. Properties

We have operations in major metro areas across nearly 50 countries around the world, with our worldwide headquarters located in a leased facility in Teaneck, New Jersey in the United States. We utilize a global delivery model with delivery centers worldwide, including in-country, regional and global delivery centers. We have over 22 million square feet of owned and leased facilities for our delivery centers. Our largest delivery center presence is in India, representing approximately 90% of our total delivery centers on a square-foot basis, with the largest presence in Chennai (8 million square feet), Hyderabad (3 million square feet), Pune (2 million square feet), Bangalore (2 million square feet) and Kolkata (2 million square feet). We also have a significant number of delivery centers in other countries, including the United States, Philippines, Canada, Mexico and countries throughout Europe. In addition, we have sales and marketing offices, innovation and Gen-AI labs, and digital design and consulting centers in major business markets, including New York, London, Paris, Melbourne and Singapore, among others. Our facilities are used to support clients across all four reportable business segments.

We believe our current facilities are adequate to support our operations in the immediate future, and that we will be able to obtain suitable additional facilities on commercially reasonable terms as needed.

Item 3. Legal Proceedings

See Note 15 to our consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock trades on the Nasdaq Stock Market under the symbol "CTSH." As of December 31, 2024, the number of holders of record of our Class A common stock was 95 and the approximate number of beneficial holders of our Class A common stock was 676,500.

Cash Dividends

During 2024, we paid quarterly cash dividends of $0.30 per share, or $1.20 per share in total for the year. In February 2025, our Board of Directors approved a cash dividend of $0.31 per share with a record date of February 18, 2025 and a payment date of February 26, 2025. We intend to continue to pay quarterly cash dividends in accordance with our capital allocation framework. Future dividend payments depend on a variety of factors, including cash flow generated from operations, cash and investment balances, net income, overall liquidity position, potential alternative uses of cash, such as acquisitions, and anticipated future economic conditions and financial results.

Issuer Purchases of Equity Securities

Our stock repurchase program, as amended in November 2022, allows for the repurchase of up to $11.5 billion, excluding fees and expenses, of our Class A common stock through open market purchases, including under a 10b5-1 Plan in accordance with applicable federal securities laws. The repurchase program does not have an expiration date and had a remaining balance of $1,237 million as of December 31, 2024. The timing of repurchases and the exact number of shares to be purchased are determined by management, in its discretion, or pursuant to a 10b5-1 Plan, and depend upon market conditions and other factors.

During the three months ended December 31, 2024, we repurchased $140 million of our Class A common stock under our stock repurchase program as follows:

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions)
October 1, 2024 - October 31, 2024	—	$ —	—	$ 1,377
November 1, 2024 - November 30, 2024	1,062,605	77.87	1,062,605	1,295
December 1, 2024 - December 31, 2024	716,060	79.95	716,060	1,237
Total	1,778,665	$ 78.71	1,778,665	

We regularly purchase shares in connection with our stock-based compensation plans as shares of our Class A common stock are tendered by employees for payment of applicable statutory tax withholdings. For the three months ended December 31, 2024, we purchased 0.2 million shares at an aggregate cost of $14 million in connection with employee tax withholding obligations.

Recent Sales of Unregistered Securities

None.

Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index for the period beginning December 31, 2019 and ending on the last day of our last completed fiscal year. The stock performance shown on the graph below is not indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN[(1)(2)]
Among Cognizant, the S&P 500 Index and the S&P 500 Information Technology Index



Company / Index	Base Period 12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Cognizant Technology Solutions Corp	$ 100	$ 133.93	$ 146.84	$ 96.12	$ 129.16	$ 133.62
S&P 500 Index	100	118.40	152.39	124.79	157.59	197.02
S&P 500 Information Technology Index	100	143.89	193.58	139.00	219.40	299.72

(1) Graph assumes $100 invested on December 31, 2019 in our Class A common stock, the S&P 500 Index and the S&P 500 Information Technology Index.

(2) Cumulative total return assumes reinvestment of dividends.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary

Cognizant is one of the world's leading professional services companies, engineering modern businesses and delivering strategic outcomes for our clients. We help clients modernize technology, reimagine processes and transform experiences so they can stay ahead in today's fast-changing world, where AI is beginning to reshape organizations in every field. We provide industry expertise and close client collaboration, combining critical perspective with a flexible engagement style. We tailor our services and solutions to specific industries with an integrated global delivery model that employs client service and delivery teams based at client locations and dedicated global and regional delivery centers. Our collaborative services include digital services and solutions, consulting, application development, systems integration, quality engineering and assurance, engineering research and development, application maintenance, infrastructure and security as well as business process services and automation. Digital, AI-enhanced services continue to be an important part of our portfolio, aligning with our clients' focus on becoming data-enabled, customer-centric and differentiated businesses.

At the end of 2024, we completed our NextGen program, which was aimed at simplifying our operating model, optimizing corporate functions and consolidating and realigning office space to reflect the post-pandemic hybrid work environment. The savings generated by the program are funding continued investments in our people, revenue growth opportunities and the modernization of our office space. In 2024, we incurred $134 million of employee separation, facility exit and other costs related to the program, bringing the total costs incurred since inception to $363 million. See Note 4 to our consolidated financial statements.

2024 Financial Results



Revenues

$19,353M (FY '23) — $19,736M (FY '24)

Revenue up $383 million or 2.0% from 2023; an increase of 1.9% in constant currency[1]

Income from Operations

GAAP: $2.69B (FY '23) — $2.89B (FY '24); Adjusted[1]: $2.92B (FY '23) — $3.03B (FY '24)

Income from Operations up $203 million or 7.5% from 2023

Adjusted Income from Operations[1] up $108 million or 3.7% from 2023

Operating Margin

GAAP: 13.9% (FY '23) — 14.7% (FY '24); Adjusted[1]: 15.1% (FY '23) — 15.3% (FY '24)

Operating margin up 80 basis points from 2023

Adjusted Operating Margin[1] up 20 basis points from 2023

Diluted EPS

GAAP: $4.21 (FY '23) — $4.51 (FY '24); Adjusted[1]: $4.55 (FY '23) — $4.75 (FY '24)

Diluted EPS up $0.30 or 7.1% from 2023

Adjusted Diluted EPS[1] up $0.20 or 4.4% from 2023

During the year ended December 31, 2024, revenues increased by $383 million as compared to the year ended December 31, 2023, representing an increase of 2.0%, or 1.9% on a constant currency basis[1]. Our recently completed acquisitions contributed 200 basis points to revenue growth. Additionally, revenues were positively impacted by growth in our Health Sciences segment, partially offset by weakness primarily in our Products and Resources (excluding the impact of our recently completed acquisitions) and Financial Services segments.

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[1] Adjusted Income From Operations, Adjusted Operating Margin, Adjusted Diluted EPS and constant currency revenue growth are not measurements of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures.

Our operating margin and Adjusted Operating Margin[2] increased to 14.7% and 15.3%, respectively, for the year ended December 31, 2024, from 13.9% and 15.1%, respectively, for the year ended December 31, 2023. Our 2024 GAAP and Adjusted Operating Margins were positively impacted by net savings generated from our NextGen program and the beneficial impact of foreign currency exchange rate movements, while being negatively impacted by increased compensation costs, primarily as a result of a merit increase cycle completed during the third quarter of 2024, and the dilutive impact of recently completed acquisitions, primarily driven by transaction and integration related expenses and amortization of acquired intangibles. In addition, our GAAP operating margins for 2024 and 2023, were negatively impacted by the NextGen charges, as discussed in Note 4 to our consolidated financial statements, which were excluded from our Adjusted Operating Margin.

As a global professional services company, we compete on the basis of the knowledge, experience, insights, skills and talent of our employees and the value they can provide to our clients. We closely monitor attrition trends focusing on the metric that we believe is most relevant to our business. For the year ended December 31, 2024 our Voluntary Attrition - Tech Services was 15.9% as compared to 13.8% for the year ended December 31, 2023. We finished 2024 with approximately 336,800 employees as compared to 347,700 employees at the end of 2023.

Business Outlook

See "Overview" within Part I, Item 1. Business for information on our strategic approach.

We continue to expect the focus of our clients to be on their transformation into AI-ready, technology-driven, data-enabled, customer-centric and differentiated businesses. To support this transformation and drive greater business resiliency, we expect clients will continue to demand services and solutions that can enhance productivity and deliver cost savings. We believe clients will continue to contend with industry-specific changes driven by evolving digital technologies, uncertainty in the regulatory environment, industry consolidation and convergence as well as international trade policies and other macroeconomic and geopolitical factors, including the uncertainty related to the global economy, which has affected and may continue to affect their demand for our services.

We increasingly use AI-based technologies, including GenAI, in our client offerings and our own internal operations. AI technologies and services are part of a highly competitive and rapidly evolving market. We plan to make significant investments in our AI capabilities to meet the needs of our clients and harness AI's value in a flexible, secure, scalable and responsible way. As AI-based technologies or other forms of automation evolve, we expect that demand for some services that we currently perform for our clients may be reduced and our ability to obtain favorable pricing or other terms for our services may be diminished.

Potential tax law and other regulatory changes, including possible U.S. corporate income tax reform and the Code on Social Security, 2020 in India, among other items, may impact our future results. We expect that the Code on Social Security, 2020, if enacted as currently written, could result in a material one-time increase to our post-employment liability for past service and would also modestly increase our costs for employment and post-employment benefits prospectively. In addition, in March 2024, India and Mauritius signed a Protocol to amend the India-Mauritius Income Tax Treaty. We are currently evaluating the potential impact of the amendment, which, depending on its final terms when entered into force, could increase our effective income tax rate, as CTS India is a subsidiary of our wholly-owned Mauritius entity. For additional information, see Part I, Item 1A. Risk Factors.

During the third quarter of 2024, we completed the acquisition of Belcan. See Note 3 to our consolidated financial statements. This acquisition is expected to have a modest near-term dilutive impact to our 2025 operating margin, primarily due to integration-related expenses and amortization of acquired intangibles.

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[2] Adjusted Operating Margin is not a measurement of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report Form 10-K for the year ended December 31, 2023.

The Year Ended December 31, 2024 Compared to The Year Ended December 31, 2023

The following table sets forth certain financial data for the years ended December 31:

(Dollars in millions, except per share data)	2024	% of Revenues	2023	% of Revenues	Increase / Decrease $	%
Revenues	$ 19,736	100.0	$ 19,353	100.0	$ 383	2.0
Cost of revenues[(a)]	12,958	65.7	12,664	65.4	294	2.3
Selling, general and administrative expenses[(a)]	3,223	16.3	3,252	16.8	(29)	(0.9)
Restructuring charges	134	0.7	229	1.2	(95)	(41.5)
Depreciation and amortization expense	529	2.7	519	2.7	10	1.9
Income from operations and operating margin	2,892	14.7	2,689	13.9	203	7.5
Other income (expense), net	46		98		(52)	(53.1)
Income before provision for income taxes	2,938	14.9	2,787	14.4	151	5.4
Provision for income taxes	(713)		(668)		(45)	6.7
Income (loss) from equity method investments	15		7		8	114.3
Net income	$ 2,240	11.3	$ 2,126	11.0	$ 114	5.4
Diluted EPS	$ 4.51		$ 4.21		$ 0.30	7.1
Other Financial Information [3]						
Adjusted Income From Operations and Adjusted Operating Margin	$ 3,026	15.3	$ 2,918	15.1	$ 108	3.7
Adjusted Diluted EPS	$ 4.75		$ 4.55		$ 0.20	4.4

(a)   Exclusive of depreciation and amortization expense

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[3] Adjusted Income from Operations, Adjusted Operating Margin and Adjusted Diluted EPS are not measures of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures, as applicable.

Revenues - Reportable Business Segments and Geographic Markets

Revenues of $19,736 million across our business segments and geographies were as follows for the year ended December 31, 2024:

Business Segments


CMT
$3,269M
FS
$5,753M
P&R
$4,782M
HS
$5,932M

Geographic Markets


RoW
$1,279M
CE
$1,932M
NA
$14,698M
UK
$1,827M

2024 as compared to 2023	Increase / (Decrease)		
(Dollars in millions)	$	%	CC %[4]
Health Sciences	$ 258	4.5	4.5
Financial Services	(56)	(1.0)	(1.1)
Products and Resources	154	3.3	3.2
CMT	27	0.8	0.5
Total revenues	$ 383	2.0	1.9

2024 as compared to 2023	Increase / (Decrease)		
(Dollars in millions)	$	%	CC %[4]
North America	$ 435	3.0	3.1
United Kingdom	(58)	(3.1)	(5.1)
Continental Europe	23	1.2	0.9
Europe - Total	(35)	(0.9)	(2.1)
Rest of World	(17)	(1.3)	—
Total revenues	$ 383	2.0	1.9

Change in revenues was driven by the following factors:

- North America revenues, particularly in the Health Sciences segment, were positively impacted by the ramp up of several recently won large deals;
- Recently completed acquisitions contributed 200 basis points of growth to the overall change in revenues, including approximately 600 basis points of growth to our Products and Resources segment (primarily in North America) and approximately 150 basis points of growth to our Communications, Media and Technology segment (primarily in North America);
- The resale of third-party products, primarily in North America, in connection with our integrated offerings strategy, contributed 70 basis points of growth to the overall change in revenue;
- Reduced demand for discretionary work negatively impacted revenues across all segments. Clients in our Financial Services, Products and Resources, and Communications, Media and Technology segments were particularly affected;
- Revenue decline in our United Kingdom region was primarily driven by weakness in the Communications, Media and Technology and Financial Services segments; and
- Revenue decline in our Rest of World region was primarily driven by weakness in the Products and Resources and Financial Services segments.

[4] Constant currency revenue growth is not a measure of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense)



$12,664M (2023) — 65.4% of Revenues
$12,958M (2024) — 65.7% of Revenues

↑ $294M
↑ 0.3% as a % of revenues
○ % of Revenues

Our cost of revenues consists primarily of salaries, incentive-based compensation, stock-based compensation expense, employee benefits, project-related immigration and travel for technical personnel, subcontracting and costs of third-party products and services relating to revenues. The increase, as a percentage of revenues, was due to higher compensation costs, primarily as a result of a merit increase cycle, and the resale of third-party products in connection with our integrated offerings strategy, partially offset by the beneficial impact of foreign currency exchange rate movements and operational efficiencies.

SG&A Expenses (Exclusive of Depreciation and Amortization Expense)

SG&A expenses consist primarily of salaries, incentive-based compensation, stock-based compensation expense, employee benefits, immigration, travel, marketing, communications, management, finance, administrative and occupancy costs. The decrease, as a percentage of revenues, was primarily driven by the net savings generated from our NextGen program, partially offset by the impact of recently completed acquisitions, primarily as a result of transaction and integration related expenses.



$3,252M (2023) — 16.8%
$3,223M (2024) — 16.3%

↓ $29M
↓ 0.5% as a % of revenues
○ % of Revenues

Restructuring Charges

Restructuring charges consist of costs related to the NextGen program. Restructuring charges were $134 million or 0.7%, as a percentage of revenues for the year ended December 31, 2024, as compared to $229 million or 1.2%, as a percentage of revenue, for the year ended December 31, 2023. For further detail on our restructuring charges see Note 4 to our consolidated financial statements.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 1.9%, and was flat as a percentage of revenues, in 2024 as compared to 2023. The increase in amortization expense driven by intangible assets related to our recently completed acquisitions was partially offset by the decline of depreciation expense, which was driven by actions taken under our NextGen program.

Operating Margin and Adjusted Operating Margin[5] - Overall



Operating Income and Margin
2,689M (2023) — 13.9%
2,892M (2024) — 14.7%

Adjusted Operating Income and Margin
2,918M (2023) — 15.1%
3,026M (2024) — 15.3%

The increase in our 2024 GAAP operating margin and Adjusted Operating Margin[5] was primarily driven by net savings generated from our NextGen program and the beneficial impact of foreign currency exchange rate movements, partially offset by increased compensation costs, primarily as a result of a merit increase cycle, and the dilutive impact of recently completed acquisitions, primarily as a result of transaction and integration related expenses and amortization of acquired intangibles. In addition, our 2024 and 2023 GAAP operating margins were negatively impacted by the NextGen charges, as discussed in Note 4 to our consolidated financial statements, which were excluded from our Adjusted Operating Margin[5].

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[5] Adjusted Income From Operations and Adjusted Operating Margin are not measurements of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures, as applicable.

A predominant portion of our costs in India are denominated in the Indian rupee, representing approximately 24% of our global operating costs during the year ended December 31, 2024. These costs are subject to foreign currency exchange rate fluctuations, which have an impact on our results of operations. We enter into foreign exchange derivative contracts to hedge certain Indian rupee denominated payments in India. These hedges are intended to mitigate the volatility of the changes in the exchange rate between the U.S. dollar and the Indian rupee. Including the impact of the hedges, the depreciation of the Indian rupee positively impacted our operating margin for the year ended December 31, 2024 by 44 basis points as compared to the year ended December 31, 2023.

Excluding the impact of applicable designated cash flow hedges, the depreciation of the Indian rupee against the U.S. dollar positively impacted our operating margin by approximately 25 basis points in 2024. Each additional 1.0% change in exchange rate between the Indian rupee and the U.S. dollar will have the effect of moving our operating margin by approximately 18 basis points (excluding the impact of our cash flow hedges). In 2024, the settlement of our cash flow hedges positively impacted our operating margin by approximately 6 basis points, compared to a negative impact of 13 basis points in 2023.

Segment Operating Profit

Segment operating profit and operating margin percentage were as follows:



In 2024, segment operating margins across all our segments were negatively impacted by increased compensation costs, partially offset by savings generated from our NextGen program and the beneficial impact of foreign currency exchange rate movements. Segment operating profit in the Health Sciences and Communications, Media and Technology segments was negatively impacted by resales of third-party products in connection with our integrated offerings strategy and higher costs typical to the initial phases of several recently won large deals. Segment operating profit in the Products and Resources segment was negatively impacted by the dilutive impact of the Belcan acquisition. Segment operating profit in the Financial Services segment was positively impacted by reduced resales of third-party products in connection with our integrated offerings strategy.

Total segment operating profit was as follows for the year ended December 31:

(Dollars in millions)	2024	% of Revenues	2023	% of Revenues	Increase / (Decrease)
Total segment operating profit	$ 4,156	21.1	$ 4,117	21.3	$ 39
Less: unallocated costs	1,264	6.4	1,428	7.4	(164)
Income from operations	$ 2,892	14.7	$ 2,689	13.9	$ 203

The decrease in unallocated costs for 2024 as compared to 2023 was primarily driven by lower corporate expenses as well as lower NextGen charges of $134 million in 2024 as compared to $229 million in 2023 (see Note 4 to our consolidated financial statements).

Other Income (Expense), Net

Total other income (expense), net consists primarily of foreign currency exchange gains and losses, interest income and interest expense. The following table sets forth total other income (expense), net for the years ended December 31:

(in millions)	2024	2023	Increase / Decrease
Foreign currency exchange gains (losses)	$ (29)	$ 42	$ (71)
Gains (losses) on foreign exchange forward contracts not designated as hedging instruments	10	(40)	50
Foreign currency exchange gains (losses), net	(19)	2	(21)
Interest income	119	126	(7)
Interest expense	(54)	(41)	(13)
Other, net	—	11	(11)
Total other income (expense), net	$ 46	$ 98	$ (52)

The foreign currency exchange losses were attributed to the remeasurement of net monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries. The gains on foreign exchange forward contracts not designated as hedging instruments related to the realized and unrealized gains and losses on contracts entered into to offset our foreign currency exposures. As of December 31, 2024, the notional value of our undesignated hedges was $489 million. Interest income for the year ended December 31, 2024 decreased by $7 million as compared to 2023. While our invested balances decreased during the year ended December 31, 2024, primarily due to the required payment related to the ITD dispute in January 2024 (see Note 11 to our consolidated financial statements) and the Belcan acquisition in August 2024, we benefited from higher interest rates compared to the year ended December 31, 2023. Interest expense for the year ended December 31, 2024 increased by $13 million as compared to 2023 primarily due to the drawdown on our revolving credit facility in connection with the Belcan acquisition.

Provision for Income Taxes



See Note 11 to our consolidated financial statements for additional information.

In December 2021, the OECD adopted model rules for a global framework to impose a 15% global minimum tax referred to as Pillar Two with a targeted effective date of January 1, 2024. The OECD has continued and is continuing to issue additional guidance on the operation of the model rules. While the United States has not enacted Pillar Two, certain countries in which we operate have adopted their own version of the Pillar Two model rules. Although Management continues to monitor additional guidance from the OECD and countries' implementation of Pillar Two, based on current guidance, our net income, cash flows, or financial condition has not and will not in the future be materially impacted by Pillar Two.

Net Income

The increase in net income was driven by the increase in income from operations.



Non-GAAP Financial Measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of non-GAAP financial measures to the corresponding GAAP measures set forth below should be carefully evaluated.

Our non-GAAP financial measures Adjusted Operating Margin and Adjusted Income from Operations exclude unusual items, such as NextGen charges. Our non-GAAP financial measure Adjusted Diluted EPS excludes unusual items, such as NextGen charges, and net non-operating foreign currency exchange gains or losses and the tax impact of all the applicable adjustments. For further detail on the NextGen charges, see Note 4 to our consolidated financial statements. The income tax impact of each item excluded from Adjusted Diluted EPS is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's foreign currency exchange rates measured against the comparative period's reported revenues. Free cash flow is defined as cash flows from operating activities net of purchases of property and equipment.

We believe providing investors with an operating view consistent with how we manage the Company provides enhanced transparency into our operating results. For internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for executive officers and for making comparisons of our operating results to those of our competitors. We believe that the presentation of non-GAAP financial measures, which exclude certain costs, read in conjunction with our reported GAAP results and reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures may exclude costs that are recurring such as net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure, as applicable, for the years ended December 31:

(Dollars in millions, except per share data)	2024	% of Revenues	2023	% of Revenues
GAAP income from operations and operating margin	$ 2,892	14.7 %	$ 2,689	13.9 %
NextGen charges [(1)]	134	0.6	229	1.2
Adjusted Income From Operations and Adjusted Operating Margin	$ 3,026	15.3 %	$ 2,918	15.1 %
GAAP diluted EPS	$ 4.51		$ 4.21	
Effect of NextGen charges, pre-tax	0.27		0.45	
Effect of non-operating foreign currency exchange losses (gains), pre-tax [(2)]	0.04		—	
Tax effect of above adjustments [(3)]	(0.07)		(0.11)	
Adjusted Diluted EPS	$ 4.75		$ 4.55	
Net cash provided by operating activities	$ 2,124		$ 2,330	
Purchases of property and equipment	(297)		(317)	
Free cash flow	$ 1,827		$ 2,013	

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(1)   Consists of employee separation, facility exit and other costs incurred in connection with the NextGen program. See Note 4 to our consolidated financial statements for additional information.

(2)   Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in "Foreign currency exchange gains (losses), net" in our consolidated statements of operations.

(3)   Presented below are the tax impacts of our non-GAAP adjustments to pre-tax income for the years ended December 31:

(in millions)	2024	2023
Non-GAAP income tax benefit (expense) related to:		
NextGen charges	$ 34	$ 59
Foreign currency exchange gains and losses	(4)	(6)

The effective tax rate related to non-operating foreign currency exchange gains and losses varies depending on the jurisdictions in which such income and expenses are generated and the statutory rates applicable in those jurisdictions. As such, the income tax effect of non-operating foreign currency exchange gains and losses shown in the above table may not appear proportionate to the net pre-tax foreign currency exchange gains and losses reported in our consolidated statements of operations.

Liquidity and Capital Resources

Cash generated from operations has historically been our primary source of liquidity to fund operations and investments to grow our business. As of December 31, 2024, we had cash, cash equivalents and short-term investments of $2,243 million. Additionally, as of December 31, 2024, we had available capacity under our credit facilities of approximately $1.55 billion.

The following table provides a summary of our cash flows for the years ended December 31:

(in millions)	2024	2023	Increase / Decrease
Net cash provided by (used in):			
Operating activities	$ 2,124	$ 2,330	$ (206)
Investing activities	(1,646)	(331)	(1,315)
Financing activities	(915)	(1,609)	694
Other Cash Flow Information[6]			
Free cash flow	1,827	2,013	(186)

Operating activities

The decrease in cash provided by operating activities in 2024 compared to 2023 was primarily driven by the $360 million payment made in relation to our dispute with the ITD in January 2024 (see Note 11 to our consolidated financial statements).

We monitor turnover, aging and the collection of accounts receivable by client. Our DSO calculation includes receivables, net of allowance for doubtful accounts, and contract assets, reduced by the uncollected portion of deferred revenue. Our DSO was 78 days as of December 31, 2024, 77 days as of December 31, 2023 and 74 days as of December 31, 2022.

Investing activities

The increase in cash used in investing activities in 2024 compared to 2023 was primarily driven by higher payments for business combinations as well as lower net maturities of investments in 2024.

Financing activities

The decrease in cash used in financing activities in 2024 compared to 2023 was primarily driven by lower repurchases of common stock and net borrowings under the revolving credit facility to finance the Belcan acquisition.

We have a Credit Agreement providing for a $650 million Term Loan and a $1,850 million unsecured revolving credit facility, which are each due to mature in October 2027. As of December 31, 2024, we had $300 million outstanding on the revolving credit facility, consisting of a Term Benchmark loan with a maturity of October 2027 and an Interest Period (as defined in the Credit Agreement) of one month. We are required under the Credit Agreement to make scheduled quarterly

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[6] Free cash flow is not a measurement of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information.

principal payments on the Term Loan. We believe that we currently meet all conditions set forth in the Credit Agreement to borrow thereunder, and we are not aware of any conditions that would prevent us from borrowing part or all of the remaining available capacity under the revolving credit facility as of December 31, 2024 and through the date of this filing. See Note 10 to our consolidated financial statements.

Capital Allocation Framework



Our capital allocation framework anticipates the deployment of approximately 50% of our free cash flow[7] for acquisitions and 50% for share repurchases and dividend payments. We review our capital allocation on an ongoing basis, considering our financial performance and liquidity position, investments required to execute our strategic plans and initiatives, acquisition opportunities, the economic outlook, regulatory changes and other relevant factors. As these factors may change over time, the actual amounts expended on stock repurchase activity, dividends, and acquisitions, if any, during any particular period cannot be predicted and may fluctuate from time to time.

Other Liquidity and Capital Resources Information

We seek to ensure that our cash is available in the locations in which it is needed. As part of our ongoing liquidity assessments, we regularly monitor the mix of our domestic and international cash flows and cash balances. We evaluate on an ongoing basis what portion of the non-U.S. cash, cash equivalents and short-term investments is needed locally to execute our strategic plans and what amount is available for repatriation back to the United States.

We expect operating cash flows, cash and short-term investment balances, together with the available capacity under our revolving credit facilities, to be sufficient to meet our operating requirements, including purchase commitments, tax payments, including the Tax Reform Act transition tax payment, and servicing our debt for the next twelve months. Our remaining Tax Reform Act transition tax payment of $157 million is due in the second quarter of 2025. In 2024, our Tax Reform Act transition tax payment was $123 million. Additionally, we have purchase commitments of approximately $1.1 billion that will be paid over the next four years, of which approximately $440 million will be paid during the next twelve months. In addition, see Note 7 to our consolidated financial statements for a description of our operating lease obligations.

The ability to expand and grow our business in accordance with current plans, make acquisitions, meet long-term capital requirements beyond a twelve-month period and execute our capital return plan will depend on many factors, including the rate, if any, at which cash flow increases, our ability and willingness to pay for acquisitions with capital stock and the availability of public and private debt, including the ability to extend the maturity of or refinance our existing debt, and equity financing. We cannot be certain that additional financing, if required, will be available on terms and conditions acceptable to us, if at all.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our accompanying consolidated financial statements that have been prepared in accordance with GAAP. We base our estimates on historical experience, current trends and on various other assumptions that are believed to be relevant at the time our consolidated financial statements are prepared. We evaluate our estimates on a continuous basis. However, the actual amounts may differ from the estimates used in the preparation of our consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our consolidated financial statements as they require the most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Changes to these estimates could have a material effect on our results of operations and financial condition. Our significant accounting policies are described in Note 1 to our consolidated financial statements.

Revenue Recognition. Revenues related to fixed-price contracts for application development and systems integration services, consulting or other technology services are recognized as the service is performed using the cost-to-cost method,

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[7] Free cash flow is not a measurement of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information.

under which the total value of revenues is recognized on the basis of the percentage that each contract's total labor cost to-date bears to the total expected labor costs. Revenues related to fixed-price application maintenance, quality engineering and assurance and business process services are recognized using the cost-to-cost method, if the right to invoice is not representative of the value being delivered. The cost-to-cost method requires estimation of future costs, which is updated as the project progresses to reflect the latest available information. Such estimates and changes in estimates involve the use of judgment. The cumulative impact of any change in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Net changes in estimates of such future costs were immaterial to the consolidated results of operations for the periods presented.

Income Taxes. Determining the consolidated provision for income taxes, deferred income tax assets (and related valuation allowance, if any) and liabilities requires significant judgment. We are required to calculate and provide for income taxes in each of the jurisdictions where we operate. Changes in the geographic mix of income before taxes or estimated level of annual pre-tax income can affect our overall effective income tax rate. In addition, transactions between our affiliated entities are arranged in accordance with applicable transfer pricing laws, regulations and relevant guidelines. As a result, and due to the interpretive nature of certain aspects of these laws and guidelines, we have pending applications for APAs before the taxing authorities in some of our most significant jurisdictions. It could take years for the relevant taxing authorities to negotiate and conclude these applications. The consolidated provision for income taxes may change period to period based on changes in facts and circumstances, such as settlements of income tax audits, the expiration of the applicable statute of limitations or finalization of our applications for APAs.

Our provision for income taxes also includes the impact of reserves established for uncertain income tax positions, as well as the related interest, which may require us to apply judgment to complex issues and may require an extended period of time to resolve. We apply a "more likely than not" threshold when assessing the need for a reserve for an uncertain tax position, which involves significant judgment. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final outcome of these matters will not differ from our recorded amounts. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the expiration of the applicable statute of limitations. Additionally, we have tax positions that we believe are more likely than not to be realized and for which we have therefore not established a reserve. To the extent that the final outcome of these matters differs from the amounts recorded, such differences may materially impact, positively or negatively, the provision for income taxes in the period in which such determination is made.

Business Combinations, Goodwill and Intangible Assets. Goodwill and intangible assets, including indefinite-lived intangible assets, arise from the accounting for business combinations. We account for business combinations using the acquisition method which requires us to estimate the fair value of identifiable assets acquired, liabilities assumed, including any contingent consideration, and any noncontrolling interest in the acquiree to properly allocate purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price utilizes estimates and assumptions in determining the fair values of identifiable assets acquired and liabilities assumed, especially with respect to intangible assets, including the timing and amount of forecasted revenues and cash flows, anticipated growth rates, client attrition rates and the discount rate reflecting the risk inherent in future cash flows.

At each acquisition date, we allocate goodwill and intangible assets to our reporting units based on how we expect each reporting unit to benefit from the respective business combination. Our seven industry-based operating segments are our reporting units. We exercise judgment to allocate goodwill to the reporting units expected to benefit from each business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition. Evaluation of goodwill for impairment requires judgment, including the identification of reporting units, assignment of assets, liabilities and goodwill to reporting units and determination of the fair value of each reporting unit.

We estimate the fair value of our reporting units using a combination of an income approach, utilizing a discounted cash flow analysis, and a market approach, using market multiples. Under the income approach, we estimate projected future cash flows, the timing of such cash flows and long-term growth rates and determine the appropriate discount rate that reflects the risk inherent in the projected future cash flows. The discount rate used is based on a market participant weighted-average cost of capital and may be adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit's ability to execute on the projected future cash flows. Under the market approach, we estimate fair value based on market multiples of revenues and earnings derived from comparable publicly-traded companies with characteristics similar to the reporting unit. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Based on our most recent evaluation of goodwill performed during the fourth quarter of 2024, we concluded that the goodwill in each of our reporting units was not at risk of impairment. As of December 31, 2024, our goodwill balance was $6,953 million.

We review our finite-lived assets, including our finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The carrying amount may not be recoverable when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset groups. The impairment loss is determined as the amount by which the carrying amount of the asset group exceeds its fair value. Assessing the fair value of asset groups involves significant estimates and assumptions including estimation of future cash flows, the timing of such cash flows and discount rates reflecting the risk inherent in future cash flows.

Recently Adopted and New Accounting Pronouncements

See Note 1 to our consolidated financial statements for additional information.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact or hold a portion of our funds in foreign currencies. Accordingly, we periodically evaluate the need for hedging strategies, including the use of derivative financial instruments, to mitigate the effect of foreign currency exchange rate fluctuations and expect to continue to use such instruments in the future to reduce foreign currency exposure to changes in the value of certain foreign currencies. All hedging transactions are authorized and executed pursuant to regularly reviewed policies and procedures.

Revenues from our clients in the United Kingdom, Continental Europe and Rest of World represented 9.2%, 9.8% and 6.5%, respectively, of our 2024 revenues, and are typically denominated in currencies other than the U.S. dollar. Accordingly, our revenues may be affected by fluctuations in the exchange rates, primarily the British pound and the Euro, as compared to the U.S. dollar.

A predominant portion of our costs in India are denominated in the Indian rupee, representing 24% of our global operating costs during 2024, and are subject to foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations have an impact on our results of operations.

We have entered into a series of foreign exchange forward and option contracts that are designated as cash flow hedges of certain Indian rupee denominated payments in India. These U.S. dollar / Indian rupee hedges are intended to partially offset the impact of movement of exchange rates on future operating costs. As of December 31, 2024, the notional value and weighted average contract rates of these contracts by year of maturity were as follows:

	Notional Value (in millions)	Weighted Average Contract Rate (Indian rupee to U.S. dollar)
2025	$ 2,010	85.8
2026	920	87.5
Total	$ 2,930	86.3

As of December 31, 2024, the net unrealized loss on our outstanding foreign exchange forward and option contracts designated as cash flow hedges was $34 million. Based upon a sensitivity analysis at December 31, 2024, which estimates the fair value of the contracts assuming certain market exchange rate fluctuations, a 10.0% change in the foreign currency exchange rate against the U.S. dollar with all other variables held constant would have resulted in a change in the fair value of our foreign exchange forward contracts designated as cash flow hedges of approximately $277 million.

A portion of our balance sheet is exposed to foreign currency exchange rate fluctuations, which may result in non-operating foreign currency exchange gains or losses upon remeasurement. In 2024, we reported foreign currency exchange losses, exclusive of hedging gains, of approximately $29 million, which were primarily attributed to the remeasurement of net monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries. We use foreign exchange forward contracts that are scheduled to mature in the first quarter of 2025 to provide an economic hedge against balance sheet exposure to certain monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiary. At December 31, 2024, the notional value of these outstanding contracts was $489 million and the net unrealized loss was $1 million. Based upon a sensitivity analysis of our foreign exchange forward contracts at December 31,

2024, which estimates the fair value of the contracts assuming certain market exchange rate fluctuations, a 10.0% change in the foreign currency exchange rate against the U.S. dollar with all other variables held constant would have resulted in a change in the fair value of our foreign exchange forward contracts not designated as hedges of approximately $30 million.

Interest Rate Risk

We have a Credit Agreement providing for a $650 million Term Loan and a $1,850 million unsecured revolving credit facility, which are due to mature in October 2027. As of December 31, 2024, The Credit Agreement requires interest to be paid, at our option, at either the Term Benchmark, Adjusted Daily Simple RFR or the ABR Rate (each as defined in the Credit Agreement), plus, in each case, an Applicable Margin (as defined in the Credit Agreement). The Term Loan is a Term Benchmark loan. As of December 31, 2024, we had $300 million outstanding on the revolving credit facility, consisting of a Term Benchmark loan with a maturity of October 2027 and an Interest Period (as defined in the Credit Agreement) of one month. Thus, our debt exposes us to market risk from changes in interest rates. We performed a sensitivity analysis to determine the effect of interest rate fluctuations on our interest expense. A 100 basis point change in interest rates, with all other variables held constant, would have an immaterial effect on our reported interest expense.

We have $1,031 million of cash equivalents, and $12 million of short-term investments as of December 31, 2024. Our cash equivalents, which consist of money market funds and time deposits, and our short-term investments, which consist primarily of a U.S. dollar denominated investment in a fixed income mutual fund, are exposed to fluctuations in interest rates, which may affect our interest income and the fair market value of the instruments. As of December 31, 2024, a 100 basis point change in interest rates, with all other variables held constant, would have an immaterial effect on the fair value of our cash equivalents as well as short-term investments.

Information provided by the sensitivity analysis of foreign currency risk and interest rate risk does not necessarily represent the actual changes that would occur under normal market conditions.

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. A list of the financial statements filed herewith is found in Part IV, "Item 15. Exhibits, Financial Statements and Financial Statement Schedule."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2024. Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the fiscal quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013). The scope of management's assessment of the effectiveness of our internal control over financial reporting included all of our consolidated operations except for the operations of Belcan, which we acquired on August 26, 2024. Belcan's operations represented approximately 7.7% of our consolidated total assets and 1.5% of our consolidated revenues as of and for the year ended December 31, 2024.

Based on its evaluation, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective. PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting, as stated in their report which is included on page F-2.

Inherent Limitations of Internal Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

(c) Trading Plans

No director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K) during the three months ended December 31, 2024, except as follows:

Name	Title	Action	Date of adoption/ termination	Scheduled expiration date[1]	Aggregate number of securities to be purchased/sold
Michael Patsalos-Fox	Director	Adoption	December 13, 2024	February 20, 2026	Sale of up to 25,000 shares of common stock

[1] The trading plan may also expire on such earlier date as all transactions under the trading plan are completed.

Each of the trading arrangements listed in the above table is intended to satisfy the affirmative defense conditions of Rule 10b5-1.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information relating to our executive officers in response to this item is contained in part under the caption "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

We have adopted a written code of ethics, entitled "Code of Ethics," that applies to all of our directors, executive officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We make available our code of ethics free of charge through our website which is located at *www.cognizant.com*. We intend to post on our website all disclosures that are required by law or Nasdaq Stock Market listing standards concerning any amendments to, or waivers from, any provision of our code of ethics.

We have adopted an insider trading policy governing purchases, sales and/or other dispositions of our securities by our directors, officers, employees and other covered persons, as well as the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The remaining information required by this item will be included under the caption "Corporate governance" in our definitive proxy statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year ended December 31, 2024 and is incorporated herein by reference to such proxy statement.

Item 11. Executive Compensation

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference to such proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference to such proxy statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference to such proxy statement.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference to such proxy statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Consolidated Financial Statements.
Reference is made to the Index to Consolidated Financial Statements on Page F-1.

(2) Consolidated Financial Statement Schedule.
Reference is made to the Index to Financial Statement Schedule on Page F-1.

(3) Exhibits.

Schedules other than as listed above are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

EXHIBIT INDEX

		Incorporated by Reference				
Number	Exhibit Description	Form	File No.	Exhibit	Date	Filed or Furnished Herewith
2.1	Agreement and Plan of Merger, dated June 5, 2024, among Propulsion Holdings, LLC, Cognizant Domestic Holdings Corporation, Eagle Acquisition Sub, LLC, and Propulsion Intermediate, LP	8-K	000-24429	2.1	6/10/2024	
3.1	Amended and Restated Certificate of Incorporation, dated June 4, 2024	8-K	000-24429	3.1	6/7/2024	
3.2	Amended and Restated Bylaws, as adopted on September 14, 2018	8-K	000-24429	3.1	9/20/2018	
4.1	Specimen Certificate for shares of Class A common stock	S-4/A	333-101216	4.2	1/30/2003	
4.2	Description of Capital Stock	10-K	000-24429	4.2	2/14/2020	
10.1†	Form of Indemnification Agreement for Directors and Officers	10-Q	000-24429	10.1	8/7/2013	
10.2†	Form of Amended and Restated Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement, between the Company and each of the following current or former Executive Officers: Robert Telesmanic, Balu Ganesh Ayyar and John Kim	10-K	000-24429	10.3	2/27/2018	
10.3†	2022 Form of Executive Employment and Non-Disclosure, Non-Competition and Invention Assignment Agreement between the Company and each of the following current or former Executive Officers: Surya Gummadi, Kathryn Diaz and Jatin Dalal	10-Q	000-24429	10.1	7/28/2022	
10.4†	Executive Employment and Non-Disclosure, Non-Competition and Invention Assignment Agreement, entered into between the Company and Ravi Kumar Singisetti, dated effective January 12, 2023	8-K	000-24429	10.2	1/12/2023	
10.5†	Offer Letter, by and between the Company and Ravi Kumar Singisetti, acknowledged and agreed January 9, 2023	8-K	000-24429	10.1	1/12/2023	
10.6†	Offer Letter, by and between the Company and Jatin Dalal, acknowledged and agreed September 25, 2023	8-K	000-24429	10.1	9/28/2023	
10.7†	Description of Reimbursement Arrangement with Jatin Dalal	10-Q	000-24429	10.1	10/30/2024	
10.8†	Non-Employee Director Compensation Guidelines (effective as of June 4, 2024)	10-Q	000-24429	10.9	7/31/2024	

| Number | Exhibit Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File No.	Exhibit	Date	
10.9†	2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022)	10-K	000-24429	10.7	2/16/2022	
10.10†	Cognizant Technology Solutions Corporation Amended and Restated 2009 Incentive Compensation Plan, effective March 9, 2015	10-Q	000-24429	10.1	5/4/2015	
10.11†	Form of Restricted Stock Unit Award Agreement Non-Employee Director Deferred Issuance	8-K	000-24429	10.7	7/6/2009	
10.12†	Form of Cognizant Technology Solutions Corporation Notice of Award of Restricted Stock Units Non-Employee Director Deferred Issuance	8-K	000-24429	10.8	7/6/2009	
10.13†	Cognizant Technology Solutions Corporation 2017 Incentive Award Plan	8-K	000-24429	10.1	6/7/2017	
10.14†	Form of Restricted Stock Unit Award Grant Notice	10-Q	000-24429	10.2	8/3/2017	
10.15†	Form of Performance-Based Restricted Stock Unit Award Grant Notice	10-Q	000-24429	10.3	8/3/2017	
10.16†	Form of Restricted Stock Unit Award Grant Notice	10-Q	000-24429	10.4	8/3/2017	
10.17†	Form of Stock Option Grant Notice and Stock Option Agreement	10-Q	000-24429	10.5	8/3/2017	
10.18†	Form of Restricted Stock Unit Award Grant Notice (March 5, 2020 form)	10-Q	000-24429	10.1	5/8/2020	
10.19†	Form of Performance-Based Restricted Stock Unit Award Grant Notice (March 5, 2020 form)	10-Q	000-24429	10.2	5/8/2020	
10.20†	Cognizant Technology Solutions Corporation 2023 Incentive Award Plan	S-8	333-272444	99.1	6/6/2023	
10.21†	Form of Cognizant Technology Solutions Corporation Restricted Stock Unit Award Grant Notice for Employees, including Executive Officers					Filed
10.22†	Form of Cognizant Technology Solutions Corporation Performance-Based Restricted Stock Unit Award Grant Notice					Filed
10.23†	Form of Cognizant Technology Solutions Corporation Restricted Stock Unit Award Grant Notice for Non-Employee Director (Non-Deferred)					Filed
10.24†	Form of Cognizant Technology Solutions Corporation Restricted Stock Unit Award Grant Notice Non-Employee Director (Deferred Settlement)					Filed
10.25†	Form of Cognizant Technology Solutions Corporation Deferred Stock Unit Award Grant Notice Non-Employee Director (for Deferred Equity in lieu of Cash Retainer)					Filed
10.26†	Letter Agreement with each of Steven Rohleder and Sandra Wijnberg regarding grant of dividend equivalents on previously issued Deferred Stock Units	10-Q	000-24429	10.8	8/3/2023	
10.27†	Retirement, Death and Disability Policy	10-Q	000-24429	10.1	7/30/2020	
10.28†	Cognizant Technology Solutions Corporation Senior Executive Cash Severance Policy	8-K	000-24429	10.1	3/6/2023	

| Number | Exhibit Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File No.	Exhibit	Date	
10.29	Credit Agreement, dated as of October 6, 2022, among Cognizant Technology Solutions Corporation, Cognizant Worldwide Limited, certain financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	000-24429	10.1	10/7/2022	
10.30	Amendment No. 1 to the Credit Agreement, dated as of October 6, 2022, among Cognizant Technology Solutions Corporation, Cognizant Worldwide Limited, certain financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent	10-Q	000-24429	10.2	7/31/2024	
10.31†	First Amendment to the 2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022)	S-8	333-272444	99.3	6/6/2023	
19.1	Cognizant Technology Solutions Corporation Insider Trading Policy					Filed
21.1	List of subsidiaries of the Company					Filed
23.1	Consent of PricewaterhouseCoopers LLP					Filed
31.1	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer)					Filed
31.2	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer)					Filed
32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer)					Furnished
32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer)					Furnished
97.1	Cognizant Technology Solutions Corporation Rule 10D-1 Compensation Recoupment (Clawback) Policy adopted September 6, 2023	10-K	000-24429	97.1	2/14/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					Filed
101.SCH	Inline XBRL Taxonomy Extension Schema Document					Filed
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					Filed
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					Filed
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					Filed
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					Filed
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					Filed

† A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

By: _____/s/   RAVI KUMAR S_____
Ravi Kumar S,
Chief Executive Officer
(Principal Executive Officer)

Date: **February 12, 2025**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RAVI KUMAR S **Ravi Kumar S**	Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2025
/s/ JATIN DALAL **Jatin Dalal**	Chief Financial Officer (Principal Financial Officer)	February 12, 2025
/s/ ROBERT TELESMANIC **Robert Telesmanic**	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2025
/s/ STEPHEN J. ROHLEDER **Stephen J. Rohleder**	Chair of the Board and Director	February 12, 2025
/s/ ZEIN ABDALLA **Zein Abdalla**	Director	February 12, 2025
/s/ VINITA BALI **Vinita Bali**	Director	February 12, 2025
/s/ ERIC BRANDERIZ **Eric Branderiz**	Director	February 12, 2025
/s/ ARCHANA DESKUS **Archana Deskus**	Director	February 12, 2025
/s/ JOHN M. DINEEN **John M. Dineen**	Director	February 12, 2025
/s/ LEO S. MACKAY, JR. **Leo S. Mackay, Jr.**	Director	February 12, 2025
/s/ MICHAEL PATSALOS-FOX **Michael Patsalos-Fox**	Director	February 12, 2025
/s/ ABRAHAM SCHOT **Abraham Schot**	Director	February 12, 2025
/s/ KARIMA SILVENT **Karima Silvent**	Director	February 12, 2025
/s/ JOSEPH M. VELLI **Joseph M. Velli**	Director	February 12, 2025
/s/ SANDRA S. WIJNBERG **Sandra S. Wijnberg**	Director	February 12, 2025

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cognizant Technology Solutions Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Belcan from its assessment of internal control over financial reporting as of December 31, 2024 because it was acquired by the Company in a purchase business combination during 2024. We have also excluded Belcan from our audit of internal control over financial reporting. Belcan is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 7.7% and 1.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the

company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Expected Labor Costs to Complete for Certain Fixed-Price Contracts

As described in Notes 1 and 2 to the consolidated financial statements, fixed-price contracts comprised $9.0 billion of the Company's total revenues for the year ended December 31, 2024, which includes performance obligations where control is transferred over time. For performance obligations where control is transferred over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based primarily on the nature of the deliverables to be provided. Management recognizes revenues related to fixed-price contracts for application development and systems integration services, consulting or other technology services as the service is performed using the cost-to-cost method, under which the total value of revenues is recognized on the basis of the percentage that each contract's total labor cost to date bears to the total expected labor costs. The cost-to-cost method requires estimation of future costs, which is updated as the project progresses to reflect the latest available information. Revenues related to fixed-price application maintenance, quality engineering and assurance as well as business process services are recognized based on management's right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If management's invoicing is not consistent with the value delivered, revenues are recognized as the service is performed based on the cost-to-cost method described above.

The principal considerations for our determination that performing procedures relating to revenue recognition – expected labor costs to complete for certain fixed-price contracts is a critical audit matter are the significant judgment by management when developing the estimated total expected labor costs to complete fixed-price contracts and the significant auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management's estimate of total expected labor costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the development of the estimated total expected labor costs to complete fixed-price contracts. These procedures also included, among others, evaluating and testing management's process for developing the estimated total expected labor costs for a sample of contracts, which included evaluating the reasonableness of the total expected labor cost assumptions used by management. Evaluating the reasonableness of the assumptions related to the total expected labor costs involved assessing management's ability to reasonably develop total expected labor costs by (i) performing a comparison of expected labor cost metrics at project inception with actual cost metrics for similar completed projects and (ii) evaluating the timely identification of circumstances that may warrant a modification to previous labor cost estimates, including actual labor costs in excess of estimates.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 12, 2025

We have served as the Company's auditor since 1997.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	
(in millions, except par values)	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 2,231	$ 2,621
Short-term investments	12	14
Trade accounts receivable, net	4,059	3,849
Other current assets	1,202	1,022
Total current assets	7,504	7,506
Property and equipment, net	994	1,048
Operating lease assets, net	552	611
Goodwill	6,953	6,085
Intangible assets, net	1,599	1,149
Deferred income tax assets, net	1,248	993
Long-term investments	90	435
Other noncurrent assets	1,026	656
Total assets	$ 19,966	$ 18,483
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 340	$ 337
Deferred revenue	450	385
Short-term debt	33	33
Operating lease liabilities	152	153
Accrued expenses and other current liabilities	2,610	2,425
Total current liabilities	3,585	3,333
Deferred revenue, noncurrent	30	42
Operating lease liabilities, noncurrent	420	523
Deferred income tax liabilities, net	154	226
Long-term debt	875	606
Long-term income taxes payable	—	157
Other noncurrent liabilities	494	369
Total liabilities	5,558	5,256
Commitments and contingencies (See Note 15)		
Stockholders' equity:		
Preferred stock, $0.10 par value, 15 shares authorized, none issued	—	—
Class A common stock, $0.01 par value, 1,000 shares authorized, 495 and 498 shares issued and outstanding as of December 31, 2024 and 2023, respectively	5	5
Additional paid-in capital	13	15
Retained earnings	14,686	13,301
Accumulated other comprehensive income (loss)	(296)	(94)
Total stockholders' equity	14,408	13,227
Total liabilities and stockholders' equity	$ 19,966	$ 18,483

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)	Year Ended December 31,					
		2024		2023		2022
Revenues	$	19,736	$	19,353	$	19,428
Operating expenses:						
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)		12,958		12,664		12,448
Selling, general and administrative expenses		3,223		3,252		3,443
Restructuring charges		134		229		—
Depreciation and amortization expense		529		519		569
Income from operations		2,892		2,689		2,968
Other income (expense), net:						
Interest income		119		126		59
Interest expense		(54)		(41)		(19)
Foreign currency exchange gains (losses), net		(19)		2		7
Other, net		—		11		1
Total other income (expense), net		46		98		48
Income before provision for income taxes		2,938		2,787		3,016
Provision for income taxes		(713)		(668)		(730)
Income (loss) from equity method investments		15		7		4
Net income	$	2,240	$	2,126	$	2,290
Basic earnings per share	$	4.52	$	4.21	$	4.42
Diluted earnings per share	$	4.51	$	4.21	$	4.41
Weighted average number of common shares outstanding—Basic		496		505		518
Dilutive effect of shares issuable under stock-based compensation plans		1		—		1
Weighted average number of common shares outstanding—Diluted		497		505		519

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	Year Ended December 31,		
	2024	2023	2022
Net income	$ 2,240	$ 2,126	$ 2,290
Change in Accumulated other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(150)	144	(228)
Unrealized gains and losses on cash flow hedges	(35)	61	(108)
Loss on defined benefit plans	(17)	—	—
Other comprehensive income (loss)	(202)	205	(336)
Comprehensive income	$ 2,038	$ 2,331	$ 1,954

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except per share data)	Class A Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2021	525	$ 5	$ 27	$ 11,922	$ 37	$ 11,991
Net income	—	—	—	2,290	—	2,290
Other comprehensive income (loss)	—	—	—	—	(336)	(336)
Common stock issued, stock-based compensation plans	4	—	86	—	—	86
Stock-based compensation expense	—	—	261	—	—	261
Repurchases of common stock	(20)	—	(359)	(1,059)	—	(1,418)
Dividends declared, $1.08 per share	—	—	—	(565)	—	(565)
Balance, December 31, 2022	509	5	15	12,588	(299)	12,309
Net income	—	—	—	2,126	—	2,126
Other comprehensive income (loss)	—	—	—	—	205	205
Common stock issued, stock-based compensation plans	4	—	71	—	—	71
Stock-based compensation expense	—	—	176	—	—	176
Repurchases of common stock	(15)	—	(247)	(823)	—	(1,070)
Dividends declared, $1.16 per share	—	—	—	(590)	—	(590)
Balance, December 31, 2023	498	5	15	13,301	(94)	13,227
Net income	—	—	—	2,240	—	2,240
Other comprehensive income (loss)	—	—	—	—	(202)	(202)
Common stock issued, stock-based compensation plans	4	—	63	—	—	63
Common stock issued, acquisition related	1	—	113	—	—	113
Stock-based compensation expense	—	—	175	—	—	175
Repurchases of common stock	(8)	—	(353)	(255)	—	(608)
Dividends declared, $1.20 per share	—	—	—	(600)	—	(600)
Balance, December 31, 2024	495	$ 5	$ 13	$ 14,686	$ (296)	$ 14,408

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 2,240	$ 2,126	$ 2,290
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	542	555	569
Deferred income taxes	(355)	(339)	(273)
Stock-based compensation expense	175	176	261
Other, net	32	1	45
Changes in operating assets and liabilities, net of effects of businesses acquired:			
Trade accounts receivable	(49)	(43)	(238)
Other current and noncurrent assets	(386)	123	343
Accounts payable	(23)	(23)	(11)
Deferred revenue, current and noncurrent	44	(4)	(26)
Other current and noncurrent liabilities	(96)	(242)	(392)
Net cash provided by operating activities	2,124	2,330	2,568
Cash flows from investing activities:			
Purchases of property and equipment	(297)	(317)	(332)
Purchases of available-for-sale investment securities	—	(59)	(1,227)
Proceeds from maturity of available-for-sale investment securities	—	285	1,315
Purchases of held-to-maturity investment securities	—	(3)	(44)
Proceeds from maturity of held-to-maturity investment securities	3	24	54
Purchases of other investments	(2)	(379)	(546)
Proceeds from maturity or sale of other investments	265	527	1,013
Proceeds from sales of businesses	—	—	28
Payments for business combinations, net of cash acquired	(1,615)	(409)	(367)
Net cash (used in) investing activities	(1,646)	(331)	(106)
Cash flows from financing activities:			
Issuance of common stock under stock-based compensation plans	63	71	86
Repurchases of common stock	(605)	(1,064)	(1,422)
Repayment of term loan borrowings and earnout obligations and finance leases	(73)	(25)	(686)
Proceeds from borrowings under the revolving credit facility	600	—	—
Repayment of notes outstanding under the revolving credit facility	(300)	—	—
Proceeds from debt refinancing	—	—	650
Debt issuance costs	—	—	(3)
Dividends paid	(600)	(591)	(564)
Net cash (used in) financing activities	(915)	(1,609)	(1,939)
Effect of exchange rate changes on cash, cash equivalents and restricted cash and cash equivalents	(49)	33	(21)
(Decrease) increase in cash, cash equivalents and restricted cash and cash equivalents	(486)	423	502
Cash, cash equivalents and restricted cash, beginning of year	2,717	2,294	1,792
Cash, cash equivalents, and restricted cash and cash equivalents, end of year	$ 2,231	$ 2,717	$ 2,294
Supplemental information:			
Cash paid for income taxes during the year	$ 1,120	$ 1,245	$ 813
Cash interest paid during the year	$ 53	$ 40	$ 15

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 — Business Description and Summary of Significant Accounting Policies

The terms "Cognizant," "we," "our," "us" and "the Company" refer to Cognizant Technology Solutions Corporation and its subsidiaries unless the context indicates otherwise.

Description of Business. We are one of the world's leading professional services companies, engineering modern businesses and delivering strategic outcomes for our clients. We help clients modernize technology, reimagine processes and transform experiences so they can stay ahead in today's fast-changing world, where AI is beginning to reshape organizations in every field. We provide industry expertise and close client collaboration, combining critical perspective with a flexible engagement style. We tailor our services and solutions to specific industries with an integrated global delivery model that employs client service and delivery teams based at client locations and dedicated global and regional delivery centers. Our collaborative services include digital services and solutions, consulting, application development, systems integration, quality engineering and assurance, engineering research and development, application maintenance, infrastructure and security as well as business process services and automation. Digital, AI-enhanced services continue to be an important part of our portfolio, aligning with our clients' focus on becoming data-enabled, customer-centric and differentiated businesses.

Basis of Presentation, Principles of Consolidation and Use of Estimates. The consolidated financial statements are presented in accordance with GAAP and reflect the consolidated financial position, results of operations, comprehensive income and cash flows of our consolidated subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying disclosures. We evaluate our estimates on a continuous basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

Cash and Cash Equivalents and Investments. Cash and cash equivalents consist of all cash balances, including money market funds and time deposits that have a maturity, at the date of purchase, of 90 days or less.

We determine the appropriate classification of our investments in marketable securities at the date of purchase and reevaluate such designation at each balance sheet date. We classify and account for our marketable debt securities as either available-for-sale or held-to-maturity. We determine the cost of the securities sold based on the specific identification method. Our held-to-maturity investment securities are financial instruments that we have the intent and ability to hold to maturity and we classify these securities with maturities less than one year as short-term investments. Any held-to-maturity investment securities with maturities beyond one year from the balance sheet date are classified as long-term investments. Held-to-maturity securities are reported at amortized cost. Interest and amortization of premiums and discounts for debt securities are included in interest income.

On initial recognition and on an ongoing basis, we evaluate our held-to-maturity investment securities for expected credit losses collectively when they share similar risk characteristics or individually, when the risk characteristics are different. The allowance for expected credit losses is determined using our historical loss experience. We monitor the credit ratings of the securities in our portfolio to evaluate the need for any changes to the allowance. An increase or a decrease in the allowance for expected credit losses is recorded through income as a credit loss expense or a reversal thereof. The allowance for expected credit losses is presented as a deduction from the amortized cost. A held-to-maturity investment security is written off when deemed uncollectible.

Financial Assets and Liabilities. Cash and certain cash equivalents, time deposits, trade receivables, accounts payable and other accrued liabilities are short-term in nature and, accordingly, their carrying values approximate fair value.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the asset. Deposits paid towards acquisition of long-lived assets and the cost of assets not put in use by the balance sheet date are disclosed under the caption "Capital work-in-progress" in Note 6.

Leases. Our lease asset classes primarily consist of operating leases for office space, data centers and IT equipment. At inception of a contract, we determine whether a contract contains a lease, and if a lease is identified, whether it is an operating or finance lease. In determining whether a contract contains a lease we consider whether (1) we have the right to obtain substantially all of the economic benefits from the use of the asset throughout the term of the contract, (2) we have the right to direct how and for what purpose the asset is used throughout the term of the contract and (3) we have the right to operate the asset throughout the term of the contract without the lessor having the right to change the terms of the contract. Some of our lease agreements contain both lease and non-lease components that we account for as a single lease component for all of our lease asset classes.

Our ROU lease assets represent our right to use an underlying asset for the lease term and may include any advance lease payments made and any initial direct costs and exclude lease incentives. Our lease liabilities represent our obligation to make lease payments arising from the terms of the lease. ROU lease assets and lease liabilities are recognized at the commencement of the lease and are calculated using the present value of lease payments over the lease term. Typically, our lease agreements do not provide sufficient detail to determine the rate implicit in the lease. Therefore, we use our estimated country-specific incremental borrowing rate based on information available at the commencement date of the lease to calculate the present value of the lease payments. In estimating our country-specific incremental borrowing rates, we consider market rates of comparable collateralized borrowings for similar terms. Our lease terms may include the option to extend or terminate the lease before the end of the contractual lease term. Our ROU lease assets and lease liabilities include these options when it is reasonably certain that they will be exercised.

A portion of our real estate lease costs is subject to annual changes in the CPI. Changes in CPI subsequent to the lease commencement are treated as variable lease payments and are recognized in the period in which the obligation for those payments is incurred. Other variable lease costs primarily relate to adjustments for common area maintenance, utilities, property tax and lease concessions. These variable costs are recognized in the period in which the obligation is incurred.

We elect not to recognize ROU assets and lease liabilities for short-term leases with a term equal to or less than 12 months. We recognize the lease payments in our income statement on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Both ROU assets and finance lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset group may not be recoverable.

Internal Use Software. We capitalize certain costs that are incurred to purchase, develop and implement internal-use software during the application development phase, which primarily include coding, testing and certain data conversion activities. These capitalized costs are reported in "Property and equipment, net" in our consolidated statements of financial position. Capitalized costs are amortized on a straight-line basis over the useful life of the software. Costs incurred in performing planning and post-implementation activities are expensed as incurred.

Cloud Computing Arrangements. We defer certain implementation costs that are incurred when implementing cloud computing service or software-as-a-service arrangements, which primarily include efforts associated with configuration and development activities. These capitalized costs are reported in "Other current assets" and "Other noncurrent assets" in our consolidated statements of financial position. Once the service is ready for use, deferred costs are expensed over the term of the arrangement and recognized in income from operations.

Software to be Sold, Leased or Marketed. We capitalize costs incurred after technological feasibility is reached but before software is available for general release to clients, which primarily include coding and testing activities. Once the product is ready for general release, capitalized costs are amortized over the useful life of the software.

Business Combinations. We account for business combinations using the acquisition method, which requires the identification of the acquirer, the determination of the acquisition date and the allocation of the purchase price paid by the acquirer to the identifiable tangible and intangible assets acquired, the liabilities assumed, including any contingent consideration and any noncontrolling interest in the acquiree at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Acquisition-related costs are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in our consolidated financial statements from the acquisition date.

Equity Method Investments. Equity investments that give us the ability to exercise significant influence, but not control, over an investee are accounted for using the equity method of accounting and recorded in the caption "Long-term investments" on our consolidated statements of financial position. Equity method investments are initially recorded at cost. We periodically review the carrying value of our equity method investments to determine if there has been an other-than-temporary decline in the carrying value. The investment balance is increased to reflect contributions and our share of earnings and decreased to reflect our share of losses, distributions and other-than-temporary impairments. Our proportionate share of the net income or loss of the investee is recorded in the caption "Income (loss) from equity method investments" on our consolidated statements of operations.

Long-lived Assets and Finite-lived Intangible Assets. We review long-lived assets and certain finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The carrying amount may not be recoverable when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset groups. The impairment loss is determined as the amount by which the carrying amount of the asset group exceeds its fair value. Intangible assets consist primarily of customer relationships and developed technology, which are being amortized on a straight-line basis over their estimated useful lives.

Goodwill and Indefinite-lived Intangible Assets. At each acquisition date, we allocate goodwill and intangible assets to our reporting units based on how we expect each reporting unit to benefit from the respective business combination. Our seven industry-based operating segments are our reporting units. We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually, or as circumstances warrant. Goodwill is evaluated at the reporting unit level by comparing the fair value of the reporting unit with its carrying amount including goodwill. An impairment of goodwill exists if the carrying amount of the reporting unit exceeds its fair value. The impairment loss is the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the total amount of goodwill allocated to that reporting unit. For indefinite-lived intangible assets, if our qualitative assessment indicates that it is more-likely-than-not that an indefinite-lived intangible asset is impaired, we test the assets for impairment by comparing the fair value of such assets to their carrying value. If an impairment is indicated, a write down to the fair value of indefinite-lived intangible asset is recorded.

Stock Repurchase Program. Under the Board of Directors authorized stock repurchase program, the Company is authorized to repurchase its Class A common stock through open market purchases, including under a 10b5-1 Plan, in accordance with applicable federal securities laws. We account for the repurchased shares as constructively retired. Shares are returned to the status of authorized and unissued shares at the time of repurchase. To reflect share repurchases in the consolidated statements of financial position, we (1) reduce common stock for the par value of the shares, (2) reduce additional paid-in capital for the amount in excess of par during the period in which the shares are repurchased and (3) record any residual amount in excess of available additional paid-in capital as a reduction to retained earnings.

Revenue Recognition. We recognize revenues as we transfer control of deliverables (products, solutions and services) to our clients in an amount reflecting the consideration to which we expect to be entitled. To recognize revenues, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. We account for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectibility of consideration is probable. We apply judgment in determining the customer's ability and intention to pay based on a variety of factors including the customer's historical payment experience.

For performance obligations where control is transferred over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based primarily on the nature of the deliverables to be provided.

Revenues related to fixed-price contracts for application development and systems integration services, consulting or other technology services are recognized as the service is performed using the cost-to-cost method, under which the total value of revenues is recognized on the basis of the percentage that each contract's total labor cost to date bears to the total expected labor costs. Revenues related to fixed-price application maintenance, quality engineering and assurance as well as business process services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with the value delivered, revenues are recognized as the service is performed based on the cost-to-cost method described above. The cost-to-cost method requires estimation of future costs, which is updated as the project progresses to reflect the latest available information. Such estimates and changes in estimates involve the use of judgment. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately, where appropriate.

Revenues related to fixed-price hosting and infrastructure and security services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with the value delivered, revenues are recognized on a straight-line basis unless revenues are earned and obligations are fulfilled in a different pattern. The revenue recognition method applied to the types of contracts described above provides the most faithful depiction of performance towards satisfaction of our performance obligations; for example, the cost-to-cost method is used when the value of services provided to the customer is best represented by the costs expended to deliver those services.

Revenues related to our time-and-materials, transaction-based or volume-based contracts are recognized over the period the services are provided either using an output method such as labor hours, or a method that is otherwise consistent with the way in which value is delivered to the customer.

Revenues related to our non-hosted software license arrangements that do not require significant modification or customization of the underlying software are recognized when the software is delivered as control is transferred at a point in time. For software license arrangements that require significant functionality enhancements or modification of the software, revenues for the software license and related services are recognized as the services are performed in accordance with the methods applicable to application development and systems integration services described above. In software hosting arrangements, the rights provided to the customer, such as ownership of a license, contract termination provisions and the feasibility of the client to operate the software, are considered in determining whether the arrangement includes a license or a service. Sales and usage-based fees promised in exchange for licenses of intellectual property are not recognized as revenue until the uncertainty related to the variable amounts is resolved. Revenues related to software maintenance and support are recognized on a straight-line basis over the contract period.

Incentive revenues, volume discounts, or any other form of variable consideration is estimated using either the sum of probability weighted amounts in a range of possible consideration amounts (expected value) or the single most likely amount in a range of possible consideration amounts (most likely amount), depending on which method better predicts the amount of consideration to which we may be entitled. We include in the transaction price variable consideration only to the extent it is probable that a significant reversal of revenues recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether and when to include estimated amounts in the transaction price may involve judgment and are based largely on an assessment of our anticipated performance and all information that is reasonably available to us.

Revenues also include the reimbursement of out-of-pocket expenses. Our warranties generally provide a customer with assurance that the related deliverable will function as the parties intended because it complies with agreed-upon specifications and are therefore not considered an additional performance obligation in the contract.

We enter into arrangements that consist of multiple performance obligations. Such arrangements may include any combination of our deliverables. To the extent a contract includes multiple promised deliverables, we apply judgment to determine whether promised deliverables are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised deliverables are accounted for as a combined performance obligation. For arrangements with multiple distinct performance obligations, we allocate consideration among the performance obligations based on their relative standalone selling price. Standalone selling price is the price at which we would sell a promised good or service separately to the customer. When not directly observable, we typically estimate standalone selling price by using the expected cost plus margin or, in limited circumstances, the residual value approach. We typically establish a standalone selling price range for our deliverables, which is reassessed on a periodic basis or when facts and circumstances change.

We assess the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set up or transition fees paid upfront by our customers to represent a financing component, as such fees are required to encourage customer commitment to the project and protect us from early termination of the contract.

Our contracts may be modified to add, remove or change existing performance obligations. The accounting for modifications to our contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price. Services added to our application development and systems integration service contracts are typically not distinct, while services added to our other contracts, including application maintenance, quality engineering and assurance as well as business process services contracts, are typically distinct.

We enter into arrangements with third party suppliers to resell products or services. In such cases, we evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). In doing so, we evaluate whether we control the good or service before it is transferred to the customer. If we control the good or service before it is transferred to the customer, we are the principal; if not, we are the agent. Determining whether we control the good or service before it is transferred to the customer requires significant judgment.

Trade Accounts Receivable, Contract Assets and Contract Liabilities. We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due). For example, we recognize a receivable for revenues related to our time and materials and transaction or volume-based contracts when earned regardless of whether amounts have been billed. We present such receivables in "Trade accounts receivable, net" in our consolidated statements of financial position at their net estimated realizable value. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets are presented in "Other current assets" or "Other noncurrent assets" in our consolidated statements of financial position, based on the expected timing of billing, and primarily relate to unbilled amounts on fixed-price contracts utilizing the cost-to-cost method of revenue recognition. Our contract liabilities, or deferred revenue, consist of advance payments from clients and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on the timing of when we expect to recognize the revenues.

Our contract assets and contract liabilities are reported on a net basis by contract at the end of each reporting period. The difference between the opening and closing balances of our contract assets and contract liabilities primarily results from the timing difference between our performance obligations and the client's payment. We receive payments from clients based on the terms established in our contracts, which vary from contract to contract.

Allowance for Credit Losses. We calculate expected credit losses for our trade accounts receivable and contract assets. Expected credit losses include losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectibility. We update our allowance for credit losses on a quarterly basis with changes in the allowance recognized in income from operations.

Costs to Fulfill. Recurring operating costs for contracts with customers are recognized as incurred. Certain eligible, nonrecurring costs (i.e., set-up or transition costs) are capitalized when such costs (1) relate directly to the contract, (2) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future, and (3) are expected to be recovered. These costs are expensed ratably over the estimated life of the customer relationship, including expected contract renewals. In determining the estimated life of the customer relationship, we evaluate the average contract term on a portfolio basis by nature of the services to be provided, and apply judgment in evaluating the rate of technological and industry change. Capitalized amounts are monitored regularly for impairment. Impairment losses are recorded when projected remaining consideration that has not already been recognized as revenue less costs related to the services being provided are not sufficient to recover the carrying amount of the capitalized costs to fulfill. Costs to fulfill are recorded in "Other noncurrent assets" in our consolidated statements of financial position and the amortization expense of costs to fulfill is included in "Cost of revenues" in our consolidated statements of operations.

Stock-Based Compensation. Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant date fair value of those awards. We recognize these compensation costs net of an estimated forfeiture rate over the requisite service period of the award. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates. Stock-based compensation expense relating to RSUs and PSUs is recognized as shares vest over the requisite service period. If the minimum performance targets are not met, no compensation cost is recognized and any recognized compensation cost is reversed, except for awards subject to a market condition. The fair value of RSUs and PSUs is determined based on the number of stock units granted and the quoted price of our stock at the date of grant. The fair value of PSUs granted subject to a market condition is determined using a Monte Carlo valuation model.

Foreign Currency. The assets and liabilities of our foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at current exchange rates while revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in the caption "Accumulated other comprehensive income (loss)" on the consolidated statements of financial position.

Foreign currency transactions and balances are those that are denominated in a currency other than the entity's functional currency. An entity's functional currency is the currency of the primary economic environment in which it operates. The U.S.

dollar is the functional currency for some of our foreign subsidiaries. For these subsidiaries, transactions and balances denominated in the local currency are foreign currency transactions. Foreign currency transactions and balances related to non-monetary assets and liabilities are remeasured to the functional currency of the entity at historical exchange rates while monetary assets and liabilities are remeasured to the functional currency of the entity at current exchange rates. Foreign currency exchange gains or losses from remeasurement are included in the caption "Foreign currency exchange gain (losses), net" on our consolidated statements of operations together with gains or losses on our undesignated foreign currency hedges.

Derivative Financial Instruments. Derivative financial instruments are recorded on our consolidated statements of financial position as either an asset or liability measured at its fair value as of the reporting date. Our derivative financial instruments consist primarily of foreign exchange forward and option contracts. For derivative financial instruments to qualify for hedge accounting, the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and must expose us to risk; and (3) it must be expected that a change in fair value of the hedging instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation. Changes in our derivatives' fair values are recognized in net income unless specific hedge accounting and documentation criteria are met (i.e., the instruments are designated and accounted for as hedges). We record the effective portion of the unrealized gains and losses on our derivative financial instruments that are designated as cash flow hedges in the caption "Accumulated other comprehensive income (loss)" in the consolidated statements of financial position. Any ineffectiveness or excluded portion of a designated cash flow hedge is recognized in net income. Upon occurrence of the hedged transaction, the gains and losses on the derivative are recognized in net income.

Defined Benefit Pension Plans. The funded status of the defined benefit pension plans, which is measured as the difference between the projected benefit obligation and the fair value of plan assets, is recognized on the consolidated statement of financial position. The projected benefit obligation is measured annually using actuarial valuation. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, and amortization of gains and losses and prior service costs. Gains and losses and prior service costs are initially recognized as a component of other comprehensive income and subsequently amortized and recognized as a component of net periodic pension cost applying the requirements of applicable accounting guidance. Assumptions used in measuring the benefit obligation and net periodic pension cost, such as discount rates and expected return on plan assets, are reviewed annually and updated as needed.

Nonretirement Post-employment Benefit Plans. The obligation is measured as the undiscounted amount of expected future payments of benefits earned for service to-date adjusted for expected forfeitures.

Income Taxes. We provide for income taxes utilizing the asset and liability method of accounting. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred income tax asset will not be realized, a valuation allowance is provided. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.

Our provision for income taxes also includes the impact of reserves established for uncertain income tax positions, as well as the related interest, which may require us to apply judgment to complex issues and may require an extended period of time to resolve. We apply a "more likely than not" threshold when assessing the need for a reserve for an uncertain tax position, which involves significant judgment. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final outcome of these matters will not differ from our recorded amounts. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the expiration of the applicable statute of limitations. Additionally, we have tax positions that we believe are more likely than not to be realized and for which we have therefore not established a reserve. To the extent that the final outcome of these matters differs from the amounts recorded, such differences may materially impact, positively or negatively, the provision for income taxes in the period in which such determination is made.

Earnings Per Share. Basic EPS is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS, computed using the treasury stock method, includes all potential dilutive common stock in the weighted average shares outstanding. We excluded less than 1 million of anti-dilutive shares in each of 2024, 2023 and 2022 from our diluted EPS calculation. We include PSUs in the dilutive common shares when they become contingently issuable per the authoritative guidance and exclude them when they are not contingently issuable.

Restructuring Charges. Restructuring charges principally consist of severance and related separation costs, facility exit costs, third party and other costs necessary to the restructuring program. The Company accrues for severance and other related separation costs when it is probable that termination benefits will be paid and the amount is reasonably estimable. Recognition of employee severance and other separation costs is also dependent on requirements established by severance policy, statutory laws, or historical experience. Facility exit costs generally reflect the accelerated lease expense for right-of-use assets, expected lease termination costs, and asset impairments in connection with closure of certain sites, net of gains on exit-related disposals. Third party and other costs include certain non-facility related asset impairments and professional services fees directly related to the restructuring program.

Restructuring costs are recorded in "Restructuring charges" in the consolidated statements of operations. The restructuring liability related to accrued employee separation costs is included in "Accrued expenses and other current liabilities" in the consolidated statements of financial position.

Recently Adopted Accounting Pronouncements

Date Issued and Topic	Date Adopted and Method	Description	Impact
November 2023 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	Annual period starting in 2024 and interim periods starting in 2025 Retrospective basis	The standard requires enhanced segment disclosures but does not change the definition of a segment or the guidance for determining a reportable segment. The amendments require disclosure of significant segment expenses regularly provided to the CODM included within segment operating profit or loss and a description of how the CODM utilizes segment operating profit or loss to assess segment performance and allocating resources. The new standard also allows companies to disclose multiple measures of segment profit or loss if those measures are used to allocate resources.	The adoption did not have significant impact on our disclosures. See Note 18 for disclosures that reflect the adoption of this standard.

New Accounting Pronouncements

Date Issued and Topic	Effective Date	Description	Impact
December 2023 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	Annual period starting in 2025 Prospective basis	The standard requires enhanced income tax disclosures primarily related to the income tax rate reconciliation and income taxes paid information.	We are currently evaluating the impact of the new standard on our disclosures.
November 2024 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	Annual period starting in 2027 and interim periods starting in 2028 Prospective basis	The standard is intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods.	We are currently evaluating the impact of the new standard on our disclosures.

Note 2 — Revenues

Disaggregation of Revenues

The tables below present disaggregated revenues from contracts with clients by client location, service line and contract type for each of our reportable business segments. We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors. Our consulting and technology services include consulting, application development, systems integration, quality engineering and assurance services as well as software solutions and related services while our outsourcing services include application maintenance, infrastructure and security as well as business process services. Revenues are attributed to geographic regions based upon client location, which is the client's billing address. Substantially all revenues in the North America region relate to clients in the United States.

(in millions)		HS		FS		P&R		CMT		Total
Revenues										
Geography:										
North America	$	5,072	$	4,075	$	3,272	$	2,279	$	14,698
United Kingdom		186		572		558		511		1,827
Continental Europe		559		613		605		155		1,932
Europe - Total		745		1,185		1,163		666		3,759
Rest of World		115		493		347		324		1,279
Total	$	5,932	$	5,753	$	4,782	$	3,269	$	19,736
Service line:										
Consulting and technology services	$	3,456	$	4,022	$	3,193	$	1,821	$	12,492
Outsourcing services		2,476		1,731		1,589		1,448		7,244
Total	$	5,932	$	5,753	$	4,782	$	3,269	$	19,736
Type of contract:										
Time and materials	$	1,968	$	3,188	$	1,995	$	1,775	$	8,926
Fixed-price		2,878		2,384		2,442		1,324		9,028
Transaction or volume-based		1,086		181		345		170		1,782
Total	$	5,932	$	5,753	$	4,782	$	3,269	$	19,736

Year Ended December 31, 2024

	Year Ended December 31, 2023				
(in millions)	HS	FS	P&R	CMT	Total
Revenues					
Geography:					
North America	$ 4,865	$ 4,091	$ 3,102	$ 2,205	$ 14,263
United Kingdom	167	613	534	571	1,885
Continental Europe	533	605	612	159	1,909
Europe - Total	700	1,218	1,146	730	3,794
Rest of World	109	500	380	307	1,296
Total	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353
Service line:					
Consulting and technology services	$ 3,238	$ 3,965	$ 3,010	$ 1,751	$ 11,964
Outsourcing services	2,436	1,844	1,618	1,491	7,389
Total	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353
Type of contract:					
Time and materials	$ 2,004	$ 3,215	$ 1,837	$ 1,832	$ 8,888
Fixed-price	2,600	2,369	2,435	1,260	8,664
Transaction or volume-based	1,070	225	356	150	1,801
Total	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353

	Year Ended December 31, 2022				
(in millions)	HS	FS	P&R	CMT	Total
Revenues					
Geography:					
North America	$ 4,853	$ 4,312	$ 3,078	$ 2,192	$ 14,435
United Kingdom	171	599	521	519	1,810
Continental Europe	483	590	585	137	1,795
Europe - Total	654	1,189	1,106	656	3,605
Rest of World	124	571	382	311	1,388
Total	$ 5,631	$ 6,072	$ 4,566	$ 3,159	$ 19,428
Service line:					
Consulting and technology services	$ 3,226	$ 4,207	$ 3,017	$ 1,775	$ 12,225
Outsourcing services	2,405	1,865	1,549	1,384	7,203
Total	$ 5,631	$ 6,072	$ 4,566	$ 3,159	$ 19,428
Type of contract:					
Time and materials	$ 2,010	$ 3,516	$ 1,856	$ 1,797	$ 9,179
Fixed-price	2,471	2,265	2,357	1,206	8,299
Transaction or volume-based	1,150	291	353	156	1,950
Total	$ 5,631	$ 6,072	$ 4,566	$ 3,159	$ 19,428

Costs to Fulfill

The following table shows significant movements in the capitalized costs to fulfill:

(in millions)		2024		2023
Beginning balance	$	245	$	265
Costs capitalized		53		67
Amortization expense		(89)		(87)
Ending balance	$	209	$	245

Costs to obtain contracts were immaterial for the periods disclosed.

Contract Balances

The table below shows significant movements in contract assets (current and noncurrent):

(in millions)		2024		2023
Beginning balance	$	316	$	326
Revenues recognized during the period but not billed		358		308
Amounts reclassified to trade accounts receivable		(288)		(327)
Amounts acquired in business combinations		—		9
Ending balance	$	386	$	316

The table below shows significant movements in the deferred revenue balances (current and noncurrent):

(in millions)		2024		2023
Beginning balance	$	427	$	417
Amounts billed but not recognized as revenues		421		406
Revenues recognized related to the beginning balance of deferred revenue		(380)		(409)
Amounts acquired in business combinations		12		13
Ending balance	$	480	$	427

Revenues recognized during the year ended December 31, 2024 for performance obligations satisfied or partially satisfied in previous periods were immaterial.

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of transaction price allocated to remaining performance obligations, was $4,911 million, of which approximately 35% is expected to be recognized as revenues within 1 year, approximately 55% is expected to be recognized as revenues within 2 years and approximately 90% is expected to be recognized as revenues within 5 years. Disclosure is not required for performance obligations that meet any of the following criteria:

    (1) contracts with a duration of one year or less as determined under ASC Topic 606: "Revenue from Contracts with Customers,"

    (2) contracts for which we recognize revenues based on the right to invoice for services performed,

    (3) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with ASC 606-10-25-14(b), for which the criteria in ASC 606-10-32-40 have been met, or

    (4) variable consideration in the form of a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

Many of our performance obligations meet one or more of these exemptions and therefore are not included in the remaining performance obligation amount disclosed above.

Trade Accounts Receivable and Allowance for Credit Losses

The following table presents the activity in the allowance for credit losses for the trade accounts receivable:

(in millions)	2024	2023	2022
Beginning balance	$ 32	$ 43	$ 50
Credit loss expense [1]	12	12	9
Write-offs charged against the allowance	(18)	(23)	(16)
Ending balance	$ 26	$ 32	$ 43

(1)   Reported in "Selling, general and administrative expenses" in our consolidated statements of operations.

Note 3 — Business Combinations

Acquisitions completed during each of the three years ended December 31, 2024, 2023 and 2022 were not individually or in the aggregate material to our operations. Accordingly, pro forma results have not been presented. The primary items that generated goodwill are the acquired assembled workforces and synergies between the acquired companies and us, neither of which qualify as an identifiable intangible asset.

2024

On January 22, 2024, through the execution of a share purchase agreement, we acquired 100% ownership in Thirdera, an Elite ServiceNow Partner specializing in advisory, implementation and optimization solutions related to the ServiceNow platform.

On August 26, 2024, through the execution of a merger agreement, we acquired 100% ownership in Belcan, a leading global supplier of engineering research & development services for the commercial aerospace, defense, space, marine and industrial verticals. We paid $1,195 million in cash, net of cash acquired, and issued 1,470,589 shares of our Class A common stock, valued at $113 million, in connection with our acquisition of Belcan.

The allocations of purchase price to the fair value of the aggregate assets acquired and liabilities assumed were as follows:

(in millions)	Thirdera	Belcan	Total	Weighted Average Useful Life
Cash	$ 8	$ 55	$ 63	
Trade accounts receivable	21	173	194	
Other current assets	11	22	33	
Property and equipment and other noncurrent assets	2	22	24	
Operating lease assets	—	55	55	
Non-deductible goodwill	180	614	794	
Tax-deductible goodwill	164	—	164	
Customer relationship assets	73	539	612	11.0 years
Other definite-lived intangible assets	1	—	1	1.0 years
Indefinite-lived intangible assets	—	45	45	
Operating lease liabilities, current	—	(8)	(8)	
Other current liabilities	(29)	(72)	(101)	
Deferred income tax liabilities, net	(3)	(34)	(37)	
Operating lease liabilities, noncurrent	—	(48)	(48)	
Purchase price	$ 428	$ 1,363	$ 1,791	

Goodwill from our acquisition of Thirdera is expected to benefit all of our reportable segments and has been allocated as such. Goodwill from our acquisition of Belcan has been allocated to our Product and Resources segment. For the year ended December 31, 2024, revenues from acquisitions completed in 2024, since the dates of acquisition, were $384 million. The above allocations are preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

2023

In 2023, we acquired 100% ownership in each of the following:

- Certain net assets of OneSource Virtual, the professional and application management services business of OneSource Virtual, Inc. and OneSource Virtual (UK) Ltd., a leading provider of Workday services, solutions and products, acquired to complement our existing finance and human resources advisory implementation services related to Workday (acquired January 1, 2023), and

- Mobica, an IoT software engineering services provider, acquired to expand our IoT embedded software engineering capabilities (acquired March 10, 2023).

The allocations of purchase price to the fair value of the aggregate assets acquired and liabilities assumed were as follows:

(in millions)	OneSource Virtual		Mobica		Total		Weighted Average Useful Life
Cash	$	—	$	20	$	20	
Trade accounts receivable		—		10		10	
Other current assets		4		8		12	
Property and equipment and other assets		1		6		7	
Non-deductible goodwill		18		202		220	
Tax-deductible goodwill		88		—		88	
Customer relationship assets		11		120		131	10.9 years
Current liabilities		(18)		(9)		(27)	
Noncurrent liabilities		(1)		(32)		(33)	
Purchase price	$	103	$	325	$	428	

For the year ended December 31, 2023, revenues from acquisitions completed in 2023, since the dates of acquisition, were $130 million.

2022

In 2022, we acquired 100% ownership in each of the following:

- AustinCSI, a digital transformation consultancy specializing in enterprise cloud and data analytics advisory services, acquired to complement our technology and industry expertise (acquired December 15, 2022), and

- Utegration, a full service consulting and solutions provider specializing in SAP technology and SAP-certified products for the energy and utilities sectors, acquired to expand and strengthen our industry expertise in our SAP practice (acquired December 19, 2022).

The allocations of purchase price to the fair value of the assets acquired and liabilities assumed were as follows:

(dollars in millions)	AustinCSI		Utegration		Total		Weighted Average Useful Life
Cash	$	—	$	5	$	5	
Trade accounts receivable		9		19		28	
Property and equipment and other assets		4		6		10	
Non-deductible goodwill		—		23		23	
Tax-deductible goodwill		83		98		181	
Customer relationship assets		69		82		151	12.7 years
Other intangible assets		—		2		2	6.7 years
Current liabilities		(3)		(18)		(21)	
Noncurrent liabilities		(1)		(3)		(4)	
Purchase price	$	161	$	214	$	375	

For the year ended December 31, 2022, revenues from acquisitions completed in 2022, since the dates of acquisition, were immaterial.

Note 4 — Restructuring Charges

At the end of 2024, we completed our NextGen program, which began in the second quarter of 2023 and was aimed at simplifying our operating model, optimizing corporate functions and consolidating and realigning office space to reflect the post-pandemic hybrid work environment.

The total costs related to our NextGen program are reported in "Restructuring charges" in our consolidated statements of operations. We do not allocate these charges to individual segments in internal management reports used by the CODM. Accordingly, such expenses are separately disclosed in our segment reporting as "unallocated costs." See Note 18. The costs related to our NextGen program were as follows for the years ended December 31:

(in millions)		2024		2023
Employee separation costs	$	85	$	115
Facility exit costs [1]		36		108
Third party and other costs [2]		13		6
Total restructuring charges	$	134	$	229

(1)   For the year ended December 31, 2024, facility exit costs include lease restructuring of $23 million and accelerated depreciation charges of $13 million. For the year ended December 31, 2023, facility exit costs include lease restructuring of $71 million, accelerated depreciation charges of $36 million and impairment of long-lived assets of $1 million.

(2)   Third party and other costs include certain non-facility related asset impairments and professional services fees directly related to the NextGen program.

Changes in our accrued employee separation costs included in "Accrued expenses and other current liabilities" in our consolidated statements of financial position are presented in the table below for the years ended December 31:

(in millions)		2024		2023
Beginning balance	$	42	$	—
Employee separation costs accrued		85		115
Payments made		(92)		(73)
Ending balance	$	35	$	42

There were no restructuring charges during 2022.

Note 5 — Investments

Our investments were as follows as of December 31:

(in millions)		2024		2023
Short-term investments:				
Equity investment security	$	11	$	11
Held-to-maturity investment securities		—		3
Time deposits		1		—
Total short-term investments	$	12	$	14
Long-term investments:				
Other investments	$	90	$	80
Restricted time deposits [1]		—		355
Total long-term investments	$	90	$	435

(1)   As of December 31, 2023 the balance of restricted time deposits contained $96 million of restricted cash equivalents. See Note 11.

Equity Investment Security

Our equity investment security is a U.S. dollar denominated investment in a fixed income mutual fund. Realized and unrealized gains and losses were immaterial for each of the years ended December 31, 2024, 2023 and 2022.

Other Investments

As of December 31, 2024 and 2023, we had an equity method investment of $84 million and $74 million, respectively, in the technology sector. Additionally, as of each of December 31, 2024 and 2023, we had equity securities without a readily determinable fair value of $6 million.

Note 6 — Property and Equipment, net

Property and equipment were as follows as of December 31:

	Estimated Useful Life	2024	2023
	(in years)	(in millions)	
Buildings	30	$ 736	$ 769
Computer equipment	3 – 5	811	794
Computer software	3 – 8	1,024	1,007
Furniture and equipment	5 – 9	716	733
Land		6	7
Capital work-in-progress		115	88
Leasehold improvements	Shorter of the lease term or the life of the asset	373	422
Sub-total		3,781	3,820
Accumulated depreciation and amortization		(2,787)	(2,772)
Property and equipment, net		$ 994	$ 1,048

Depreciation and amortization expense related to property and equipment was $354 million, $390 million and $385 million for the years ended December 31, 2024, 2023 and 2022, respectively. For the years ended December 31, 2024 and 2023, $13 million and $36 million, respectively, of our depreciation and amortization expense was reported in "Restructuring charges". As of December 31, 2024, we had $9 million of physical assets held for sale reported in "Other current assets". We had no assets held for sale as of December 31, 2023.

The gross amount of property and equipment recorded under finance leases was $30 million and $25 million as of December 31, 2024 and 2023, respectively. Accumulated amortization for our ROU finance lease assets was $16 million and $13 million as of December 31, 2024 and 2023, respectively. Amortization expense related to our ROU finance lease assets was $5 million, $4 million and $4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The gross amount of property and equipment recorded for software to be sold, leased or marketed reported in the caption "Computer software" above was $338 million and $279 million as of December 31, 2024 and 2023, respectively. Accumulated amortization for software to be sold, leased or marketed was $210 million and $177 million as of December 31, 2024 and 2023, respectively. Amortization expense for software to be sold, leased or marketed recorded as property and equipment was $36 million, $37 million, and $37 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 7 — Leases

The following table provides information on the components of our operating and finance leases included in our consolidated statement of financial position as of December 31:

Leases	Location on Statement of Financial Position		2024		2023
Assets			(in millions)		
ROU operating lease assets	Operating lease assets, net	$	552	$	611
ROU finance lease assets	Property and equipment, net		14		12
	Total	$	566	$	623
Liabilities					
Current					
Operating lease	Operating lease liabilities	$	152	$	153
Finance lease	Accrued expenses and other current liabilities		8		8
Noncurrent					
Operating lease	Operating lease liabilities, noncurrent		420		523
Finance lease	Other noncurrent liabilities		15		16
	Total	$	595	$	700

For the years ended December 31, 2024, 2023 and 2022, our operating lease costs were $216 million, $304 million and $256 million, respectively, including variable lease costs of $23 million, $21 million and $17 million, respectively. Our short-term lease rental expense was $11 million, $15 million and $21 million for the years ended December 31, 2024, 2023 and 2022, respectively. Lease interest expense related to our finance leases for each of the years ended December 31, 2024, 2023 and 2022 was immaterial.

The following table provides information on the weighted average remaining lease term and weighted average discount rate for our operating leases as of December 31:

Operating Lease Term and Discount Rate	2024	2023
Weighted average remaining lease term	5.3 years	5.6 years
Weighted average discount rate	5.5 %	5.4 %

The following table provides supplemental cash flow and non-cash information related to our operating leases for the years ended December 31:

(in millions)		2024		2023		2022
Cash paid for amounts included in the measurement of operating lease liabilities	$	251	$	240	$	241
ROU assets obtained in exchange for operating lease liabilities		123		86		164
Reduction of ROU assets and lease liabilities as a result of our NextGen program		(62)		(110)		—

Cash paid for amounts included in the measurement of finance lease liabilities and ROU assets obtained in exchange for finance lease liabilities were each immaterial for each of the years ended December 31, 2024, 2023 and 2022.

The following table provides the schedule of maturities of our operating lease liabilities and a reconciliation of the undiscounted cash flows to the operating lease liabilities recognized in the statement of financial position as of December 31:

(in millions)		2024
2025	$	179
2026		138
2027		110
2028		84
2029		50
Thereafter		98
Total operating lease payments		659
Interest		(87)
Total operating lease liabilities	$	572

As of December 31, 2024, additional obligations related to operating leases whose lease term had yet to commence were immaterial.

Note 8 — Goodwill and Intangible Assets, net

Changes in goodwill by our reportable business segments were as follows for the years ended December 31, 2024 and 2023:

(in millions)	January 1, 2024	Goodwill Additions	Foreign Currency Translation Adjustments	December 31, 2024
Health Sciences	$ 2,840	$ 68	$ (13)	$ 2,895
Financial Services	1,109	48	(28)	1,129
Products and Resources	1,217	698	(31)	1,884
Communications, Media and Technology	919	144	(18)	1,045
Total goodwill	$ 6,085	$ 958	$ (90)	$ 6,953

(in millions)	January 1, 2023	Goodwill Additions and Adjustments	Foreign Currency Translation Adjustments	December 31, 2023
Health Sciences	$ 2,819	$ 15	$ 6	$ 2,840
Financial Services	1,073	19	17	1,109
Products and Resources	1,062	137	18	1,217
Communications, Media and Technology	756	148	15	919
Total goodwill	$ 5,710	$ 319	$ 56	$ 6,085

Based on our most recent goodwill impairment assessment performed as of October 31, 2024, we concluded that the goodwill in each of our reporting units was not at risk of impairment. We have not recognized any impairment losses on our goodwill.

Components of intangible assets were as follows as of December 31:

(in millions)	2024 Gross Carrying Amount	2024 Accumulated Amortization	2024 Net Carrying Amount	2023 Gross Carrying Amount	2023 Accumulated Amortization	2023 Net Carrying Amount
Customer relationships	$ 2,534	$ (1,068)	$ 1,466	$ 1,956	$ (902)	$ 1,054
Developed technology	384	(379)	5	384	(376)	8
Indefinite lived trademarks	116	—	116	72	—	72
Finite lived trademarks and other	81	(69)	12	82	(67)	15
Total intangible assets	$ 3,115	$ (1,516)	$ 1,599	$ 2,494	$ (1,345)	$ 1,149

Other than certain trademarks with indefinite lives, our intangible assets have finite lives and, as such, are subject to amortization. Amortization of intangible assets totaled $188 million, $165 million and $184 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table provides the estimated amortization expense related to our existing intangible assets for the next five years.

(in millions)	Estimated Amortization
2025	$ 214
2026	211
2027	203
2028	182
2029	165

Note 9 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities were as follows as of December 31:

(in millions)	2024	2023
Compensation and benefits	$ 1,499	$ 1,511
Customer volume and other incentives	247	241
Income taxes	100	27
Professional fees	171	146
Other	593	500
Total accrued expenses and other current liabilities	$ 2,610	$ 2,425

Note 10 — Debt

We entered into the Credit Agreement providing for a $650 million Term Loan and a $1,850 million unsecured revolving credit facility, which are each due to mature in October 2027. We are required under the Credit Agreement to make scheduled quarterly principal payments on the Term Loan. During the third quarter of 2024, we borrowed $600 million under our revolving credit facility to partially fund the acquisition of Belcan. We repaid $300 million during the fourth quarter of 2024, leaving $300 million of notes outstanding under the revolving credit facility as of December 31, 2024.

The Credit Agreement requires interest to be paid, at our option, at either the Term Benchmark, Adjusted Daily Simple RFR or the ABR Rate (each as defined in the Credit Agreement), plus, in each case, an Applicable Margin (as defined in the Credit Agreement). Initially, the Applicable Margin is 0.875% with respect to Term Benchmark loans and RFR loans and 0.00% with respect to ABR loans. Subsequently, the Applicable Margin with respect to Term Benchmark loans and RFR loans will be determined quarterly and may range from 0.75% to 1.125%, depending on our public debt ratings or, if we have not received public debt ratings, from 0.875% to 1.125%, depending on our Leverage Ratio, which is the ratio of indebtedness for borrowed money to Consolidated EBITDA, as defined in the Credit Agreement. Since issuance of the Term Loan, the Term Loan has been a Term Benchmark loan. The Credit Agreement contains customary affirmative and negative covenants as well as a financial covenant. The financial covenant is tested at the end of each fiscal quarter and requires us to maintain a Leverage Ratio not in excess of 3.50:1.00, or for a period of up to four quarters following certain material acquisitions, 3.75:1.00. We were in compliance with all debt covenants and representations of the Credit Agreement as of December 31, 2024.

Short-term Debt

As of each of December 31, 2024 and 2023, we had $33 million of short-term debt related to current maturities of our Term Loan, with a weighted average interest rate of 5.3% and 6.3%, respectively.

Long-term Debt

The following table summarizes the long-term debt balances as of December 31:

(in millions)	2024	2023
Notes outstanding under revolving credit facility	$ 300	$ —
Term Loan	610	642
Less:		
Current maturities - Term Loan	(33)	(33)
Unamortized deferred financing costs	(2)	(3)
Long-term debt, net of current maturities	$ 875	$ 606

The carrying value of our debt approximated its fair value as of each of December 31, 2024 and 2023.

The following represents the schedule of maturities of our Term Loan:

Year	Amounts (in millions)
2025	$ 33
2026	33
2027	544
Total	$ 610

Note 11 — Income Taxes

Income before provision for income taxes shown below is based on the geographic location to which such income was attributed for years ended December 31:

(in millions)	2024	2023	2022
United States	$ 906	$ 813	$ 975
Foreign	2,032	1,974	2,041
Income before provision for income taxes	$ 2,938	$ 2,787	$ 3,016

The provision for income taxes consisted of the following components for the years ended December 31:

(in millions)	2024	2023	2022
Current:			
Federal and state	$ 426	$ 522	$ 492
Foreign	642	485	511
Total current provision	1,068	1,007	1,003
Deferred:			
Federal and state	(229)	(354)	(240)
Foreign	(126)	15	(33)
Total deferred income tax (benefit)	(355)	(339)	(273)
Total provision for income taxes	$ 713	$ 668	$ 730

We are involved in two separate ongoing disputes with the ITD in connection with previously disclosed share repurchase transactions undertaken by CTS India in 2013 and 2016 to repurchase shares from its shareholders (non-Indian Cognizant entities) valued at $523 million and $2.8 billion, respectively.

The 2016 transaction was undertaken pursuant to a plan approved by the High Court in Chennai, India, and resulted in the payment of $135 million in Indian income taxes - an amount we believe includes all the applicable taxes owed for this transaction under Indian law. In March 2018, the ITD asserted that it is owed an additional 33 billion Indian rupees ($386 million at the December 31, 2024 exchange rate) on the 2016 transaction. We deposited 5 billion Indian rupees, representing 15% of the disputed tax amount related to the 2016 transaction, with the ITD. Additionally, certain time deposits of CTS India were placed under lien in favor of the ITD, representing the remainder of the disputed tax amount. As of December 31, 2023, the balance of deposits under lien was 30 billion Indian rupees, including previously earned interest, or $355 million, was presented in "Long-term investments."

In April 2020, we received a formal assessment from the ITD on the 2016 transaction, which is consistent with the ITD's previous assertions. Our appeal was ruled on unfavorably by the CITA in March 2022 and by the ITAT in September 2023. We filed an appeal against the order of the ITAT with the High Court. On January 8, 2024, the SCI ruled that, in order to proceed with the appeal, we must deposit 30 billion Indian rupees, representing the time deposits of CTS India under lien, on the condition that, if CTS India prevails at the High Court, the amount deposited will be returned to CTS India, along with interest accrued, within four weeks of the judgment. We made the required deposit in January 2024 and, in April 2024, the case commenced before the High Court.

As of December 31, 2024 and 2023, the deposit with the ITD was $403 million and $60 million, respectively at December 31, 2024 and 2023 exchange rates, respectively presented in "Other noncurrent assets". As of December 31, 2023, $96 million of the $355 million in deposits under lien were held in time deposits with a maturity of less than 30 days qualifying as cash equivalent instruments and thus were considered restricted cash equivalents as of December 31, 2023.

The dispute in relation to the 2013 share repurchase transaction is also in litigation. At this time, the ITD has not made specific demands with regards to the 2013 transaction.

We continue to believe we have paid all applicable taxes owed on both the 2016 and the 2013 transactions and we continue to defend our positions with respect to both matters. Accordingly, we have not recorded any reserves for these matters as of December 31, 2024.

The reconciliation between the U.S. federal statutory rate and our effective income tax rate were as follows for the years ended December 31:

(Dollars in millions)	2024	%	2023	%	2022	%
Tax expense, at U.S. federal statutory rate	$ 617	21.0	$ 585	21.0	$ 633	21.0
State and local income taxes, net of federal benefit	74	2.5	55	2.0	63	2.1
Non-taxable income for Indian tax purposes	—	—	—	—	(6)	(0.2)
Rate differential on foreign earnings	104	3.5	95	3.4	98	3.2
Recognition of benefits related to uncertain tax positions	(15)	(0.5)	(33)	(1.2)	(43)	(1.4)
Credits and other incentives	(57)	(1.9)	(37)	(1.3)	(17)	(0.6)
Other	(10)	(0.3)	3	0.1	2	0.1
Total provision for income taxes	$ 713	24.3	$ 668	24.0	$ 730	24.2

The significant components of deferred income tax assets and liabilities recorded on the consolidated statements of financial position were as follows as of December 31:

(in millions)	2024	2023
Deferred income tax assets:		
Net operating losses	$ 50	$ 52
Revenue recognition (including intercompany revenue)	51	126
Compensation and benefits	164	172
Credit carryforwards	11	16
Expenses not currently deductible	1,189	672
	1,465	1,038
Less: valuation allowance	(48)	(53)
Deferred income tax assets, net	1,417	985
Deferred income tax liabilities:		
Depreciation and amortization	298	184
Deferred costs	24	31
Other	1	3
Deferred income tax liabilities	323	218
Net deferred income tax assets	$ 1,094	$ 767

At December 31, 2024, we had foreign and U.S. net operating loss carryforwards of approximately $131 million and $83 million, respectively. We have recorded valuation allowances on certain net operating loss carryforwards.

We conduct business globally and file income tax returns in the United States, including federal and state, as well as various foreign jurisdictions. Tax years that remain subject to examination by the IRS are 2019 and onward, and years that remain subject to examination by state authorities vary by state. Years under examination by foreign tax authorities are 2003 and onward. In addition, transactions between our affiliated entities are arranged in accordance with applicable transfer pricing laws, regulations and relevant guidelines. As a result, and due to the interpretive nature of certain aspects of these laws and guidelines, we have pending applications for APAs before the taxing authorities in some of our most significant jurisdictions.

Changes in unrecognized income tax benefits were as follows for the years ended December 31:

(in millions)	2024	2023	2022
Balance, beginning of year	$ 260	$ 269	$ 194
Additions based on tax positions related to the current year	15	31	53
Additions for tax positions of prior years	65	22	65
Reductions for tax positions due to lapse of statutes of limitations	(15)	(15)	(43)
Reductions for tax positions related to prior years	(6)	(33)	—
Settlements	—	(14)	—
Balance, end of year	$ 319	$ 260	$ 269

In the third quarter of 2022, we recognized an income tax benefit of $36 million related to a specific uncertain tax position that was previously unrecognized in our prior year consolidated financial statements. The recognition of the benefit in the third quarter of 2022 was based on management's reassessment regarding whether this unrecognized tax benefit met the more-likely-than-not threshold in light of the lapse in the statute of limitations as to a portion of such benefit.

The unrecognized income tax benefits would affect our effective income tax rate, if recognized. While the Company believes uncertain tax positions may be settled or resolved within the next twelve months, it is difficult to estimate the specific timing or the income tax impact of these potential resolutions at this time. We recognize accrued interest and any penalties associated with uncertain tax positions as part of our provision for income taxes. The total amount of accrued net interest and penalties was $35 million and $33 million as of December 31, 2024 and 2023, respectively, and related to U.S. and foreign tax matters. The total amount of net interest and penalties recorded in the provision for income taxes in each of 2024, 2023 and 2022 was immaterial.

Note 12 — Derivative Financial Instruments

In the normal course of business, we use foreign exchange forward and option contracts to manage foreign currency exchange rate risk. Derivatives may give rise to credit risk from the possible non-performance by counterparties. Credit risk is limited to the fair value of those contracts that are favorable to us. We have limited our credit risk by limiting the amount of credit exposure with any one financial institution and conducting ongoing evaluation of the creditworthiness of the financial institutions with which we do business. In addition, all the assets and liabilities related to the foreign exchange derivative contracts set forth in the table below are subject to master netting arrangements, such as the International Swaps and Derivatives Association Master Agreement, with each individual counterparty. These master netting arrangements generally provide for net settlement of all outstanding contracts with the counterparty in the case of an event of default or a termination event. We have presented all the assets and liabilities related to the foreign exchange derivative contracts, as applicable, on a gross basis, with no offsets, in our consolidated statements of financial position. There is no financial collateral (including cash collateral) posted or received by us related to the foreign exchange derivative contracts.

The following table provides information on the location and fair values of derivative financial instruments included in our consolidated statements of financial position as of December 31:

(in millions)		2024		2023	
Designation of Derivatives	**Location on Statement of Financial Position**	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Foreign exchange forward and option contracts – Designated as cash flow hedging instruments	Other current assets	$ 1	$ —	$ 14	$ —
	Other noncurrent assets	—	—	5	—
	Accrued expenses and other current liabilities	—	22	—	5
	Other noncurrent liabilities	—	13	—	1
	Total	1	35	19	6
Foreign exchange forward contracts - Not designated as hedging instruments	Other current assets	1	—	1	—
	Accrued expenses and other current liabilities	—	2	—	9
	Total	1	2	1	9
Total		$ 2	$ 37	$ 20	$ 15

Cash Flow Hedges

We have entered and continue to enter into a series of foreign exchange derivative contracts that are designated as cash flow hedges of Indian rupee denominated payments in India. These contracts are intended to partially offset the impact of movement of the Indian rupee against the U.S. dollar on future operating costs and are scheduled to mature each month during 2025 and 2026. The changes in fair value of these contracts are initially reported in "Accumulated other comprehensive income (loss)" in our consolidated statements of financial position and are subsequently reclassified to earnings within "Cost of revenues" and "Selling, general and administrative expenses" in our consolidated statements of operations in the same period that the forecasted Indian rupee denominated payments are recorded in earnings. As of December 31, 2024, we estimate that $16 million, net of tax, of net losses related to derivatives designated as cash flow hedges reported in "Accumulated other comprehensive income (loss)" in our consolidated statements of financial position is expected to be reclassified into earnings within the next 12 months.

The notional value of the outstanding contracts by year of maturity was as follows as of December 31:

(in millions)	2024	2023
2024	$ —	$ 1,878
2025	2,010	1,020
2026	920	—
Total notional value of contracts outstanding [1]	$ 2,930	$ 2,898

(1) Includes $45 million notional value of option contracts as of December 31, 2023, with the remaining notional value related to forward contracts. There were no option contracts outstanding as of December 31, 2024.

The following table provides information on the location and amounts of pre-tax gains and losses on our cash flow hedges for the year ended December 31:

(in millions)	Change in Derivative Gains and Losses Recognized in Accumulated Other Comprehensive Income (Loss) (effective portion)		Location of Net Gains (Losses) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (effective portion)	Net Gains (Losses) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (effective portion)	
	2024	2023		2024	2023
Foreign exchange forward and option contracts – Designated as cash flow hedging instruments	$ (35)	$ 55	Cost of revenues	$ 11	$ (23)
			SG&A expenses	1	(3)
			Total	$ 12	$ (26)

The activity related to the change in net unrealized gains and losses on the cash flow hedges included in "Accumulated other comprehensive income (loss)" in our consolidated statements of stockholders' equity is presented in Note 14.

Other Derivatives

We use foreign exchange forward contracts to provide an economic hedge against balance sheet exposures to certain monetary assets and liabilities denominated in currencies other than the functional currency of our foreign subsidiaries. We entered into foreign exchange forward contracts that are scheduled to mature in the first quarter of 2025. Realized gains or losses and changes in the estimated fair value of these derivative financial instruments are recorded in the caption "Foreign currency exchange gains (losses), net" in our consolidated statements of operations.

Additional information related to the outstanding foreign exchange forward contracts not designated as hedging instruments was as follows as of December 31:

(in millions)	2024		2023	
	Notional	Fair Value	Notional	Fair Value
Contracts outstanding	$ 489	$ (1)	$ 1,317	$ (8)

The following table provides information on the location and amounts of realized and unrealized pre-tax gains and losses on the other derivative financial instruments for the year ended December 31:

(in millions)	Location of Net Gain (Losses) on Derivative Instruments	Amount of Net Gains (Losses) on Derivative Instruments	
		2024	2023
Foreign exchange forward contracts - Not designated as hedging instruments	Foreign currency exchange gains (losses), net	$ 10	$ (40)

The related cash flow impacts of all the derivative activities are reflected as cash flows from operating activities.

Note 13 — Fair Value Measurements

We measure our cash equivalents, certain investments, contingent consideration liabilities and foreign exchange forward and option contracts at fair value. Fair value is the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

- Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
- Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table summarizes the financial assets and (liabilities) measured at fair value on a recurring basis as of December 31, 2024:

(in millions)	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 40	$ —	$ —	$ 40
Time deposits	—	991	—	991
Short-term investments:				
Time deposits	—	1	—	1
Equity investment security	11	—	—	11
Other current assets:				
Foreign exchange forward contracts	—	2	—	2
Accrued expenses and other current liabilities:				
Foreign exchange forward contracts	—	(24)	—	(24)
Other noncurrent liabilities:				
Foreign exchange forward contracts	—	(13)	—	(13)

The following table summarizes the financial assets and (liabilities) measured at fair value on a recurring basis as of December 31, 2023:

(in millions)	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 327	$ —	$ —	$ 327
Time deposits	—	834	—	834
Short-term investments:				
Equity investment security	11	—	—	11
Other current assets:				
Foreign exchange forward contracts	—	15	—	15
Long-term investments:				
Restricted time deposits [1]	—	355	—	355
Other noncurrent assets:				
Foreign exchange forward contracts	—	5	—	5
Accrued expenses and other current liabilities:				
Foreign exchange forward contracts	—	(14)	—	(14)
Contingent consideration liabilities	—	—	(30)	(30)
Other noncurrent liabilities:				
Foreign exchange forward contracts	—	(1)	—	(1)

(1) See Note 11

The following table summarizes the changes in Level 3 contingent consideration liabilities:

(in millions)	2024	2023
Beginning balance	$ 30	$ 22
Change in fair value recognized in SG&A expenses	—	17
Payments and other adjustments	(30)	(9)
Ending balance	$ —	$ 30

We measure the fair value of money market funds based on quoted prices in active markets for identical assets and measure the fair value of our equity investment security based on the published daily net asset value at which investors can freely subscribe to or redeem from the fund. The carrying value of the time deposits approximated fair value as of December 31, 2024 and 2023.

We estimate the fair value of each foreign exchange forward contract by using a present value of expected cash flows model. This model calculates the difference between the current market forward price and the contracted forward price for each foreign exchange forward contract and applies the difference in the rates to each outstanding contract. The market forward rates include a discount and credit risk factor. We estimate the fair value of each foreign exchange option contract by using a variant of the Black-Scholes model. This model uses present value techniques and reflects the time value and intrinsic value based on observable market rates.

We estimate the fair value of contingent consideration liabilities associated with acquisitions using a variation of the income approach, which utilizes one or more significant inputs that are unobservable. This approach calculates the fair value of such liabilities based on the probability-weighted expected performance of the acquired entity against the target performance metric, discounted to present value when appropriate.

During the years ended December 31, 2024, 2023 and 2022 there were no transfers among Level 1, Level 2 or Level 3 financial assets and liabilities.

Note 14 — Accumulated Other Comprehensive Income (Loss)

Changes in "Accumulated other comprehensive income (loss)" by component were as follows for the year ended December 31, 2024:

	2024		
(in millions)	Before Tax Amount	Tax Effect	Net of Tax Amount
Foreign currency translation adjustments:			
Beginning balance	$ (109)	$ 5	$ (104)
Change in foreign currency translation adjustments	(152)	2	(150)
Ending balance	$ (261)	$ 7	$ (254)
Unrealized gains (losses) on cash flow hedges:			
Beginning balance	$ 13	$ (3)	$ 10
Unrealized (losses) arising during the period	(35)	9	(26)
Reclassifications of net gains to:			
Cost of revenues	(11)	3	(8)
SG&A expenses	(1)	—	(1)
Net change	(47)	12	(35)
Ending balance	$ (34)	$ 9	$ (25)
Losses on defined benefit plans:			
Beginning balance	$ —	$ —	$ —
Losses on defined benefit plans	(20)	3	(17)
Ending balance	$ (20)	$ 3	$ (17)
Accumulated other comprehensive income (loss):			
Beginning balance	$ (96)	$ 2	$ (94)
Other comprehensive income (loss)	(219)	17	(202)
Ending balance	$ (315)	$ 19	$ (296)

Changes in "Accumulated other comprehensive income (loss)" by component were as follows for the years ended December 31, 2023 and 2022:

(in millions)	2023			2022		
	Before Tax Amount	Tax Effect	Net of Tax Amount	Before Tax Amount	Tax Effect	Net of Tax Amount
Foreign currency translation adjustments:						
Beginning balance	$ (256)	$ 8	$ (248)	$ (22)	$ 2	$ (20)
Change in foreign currency translation adjustments	147	(3)	144	(234)	6	(228)
Ending balance	$ (109)	$ 5	$ (104)	$ (256)	$ 8	$ (248)
Unrealized (losses) gains on cash flow hedges:						
Beginning balance	$ (68)	$ 17	$ (51)	$ 71	$ (14)	$ 57
Unrealized gains (losses) arising during the period	55	(14)	41	(153)	34	(119)
Reclassifications of net losses to:						
Cost of revenues	23	(5)	18	13	(3)	10
SG&A expenses	3	(1)	2	1	—	1
Net change	81	(20)	61	(139)	31	(108)
Ending balance	$ 13	$ (3)	$ 10	$ (68)	$ 17	$ (51)
Accumulated other comprehensive income (loss):						
Beginning balance	$ (324)	$ 25	$ (299)	$ 49	$ (12)	$ 37
Other comprehensive income (loss)	228	(23)	205	(373)	37	(336)
Ending balance	$ (96)	$ 2	$ (94)	$ (324)	$ 25	$ (299)

Note 15 — Commitments and Contingencies

We are involved in various claims and legal proceedings arising in the ordinary course of business. We accrue a liability when a loss is considered probable and the amount can be reasonably estimated. When a material loss contingency is reasonably possible but not probable, we do not record a liability, but instead disclose the nature and the amount of the claim, and an estimate of the loss or range of loss, if such an estimate can be made. Legal fees are expensed as incurred. While we do not expect that the ultimate resolution of any existing claims and proceedings (other than the specific matters described below, if decided adversely), individually or in the aggregate, will have a material adverse effect on our financial position, an unfavorable outcome in some or all of these proceedings could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future.

On January 15, 2015, Syntel sued TriZetto and Cognizant in the USDC-SDNY. Syntel's complaint alleged breach of contract against TriZetto, and tortious interference and misappropriation of trade secrets against Cognizant and TriZetto, stemming from Cognizant's hiring of certain former Syntel employees. Cognizant and TriZetto countersued on March 23, 2015, for breach of contract, misappropriation of trade secrets and tortious interference, based on Syntel's misuse of TriZetto confidential information and abandonment of contractual obligations. Cognizant and TriZetto subsequently added federal DTSA and copyright infringement claims for Syntel's misuse of TriZetto's proprietary technology. The parties' claims were narrowed by the court and the case was tried before a jury, which on October 27, 2020 returned a verdict in favor of Cognizant in the amount of $855 million, including $570 million in punitive damages. On April 20, 2021, the USDC-SDNY issued a post-trial order that, among other things, affirmed the jury's award of $285 million in actual damages, but reduced the award of punitive damages from $570 million to $285 million, thereby reducing the overall damages award from $855 million to $570 million. The USDC-SDNY subsequently issued a final judgment consistent with the April 20th order. On May 26, 2021, Syntel filed a notice of appeal to the Second Circuit, and on June 3, 2021 the USDC-SDNY stayed execution of judgment pending appeal. On May 25, 2023, the Second Circuit issued an opinion affirming in part and vacating in part the judgment of the USDC-SDNY and remanding the case for further proceedings consistent with its opinion. The Second Circuit affirmed the judgment in all respects on liability but vacated the $570 million award that had been based on avoided development costs under the DTSA, and it remanded the case to the USDC-SDNY for further evaluation of damages. On June 23, 2023, the

Second Circuit issued its mandate returning the case to the USDC-SDNY. On March 13, 2024, the USDC-SDNY issued a ruling that vacates the alternate compensatory damages awards that were within the scope of the Second Circuit's remand and awards TriZetto and Cognizant approximately $15 million in attorney's fees. On October 23, 2024, the USDC-SDNY granted TriZetto and Cognizant's motion for a new trial on the amount of compensatory damages owed to TriZetto and Cognizant. On November 12, 2024, the USDC-SDNY scheduled the trial for June 16, 2025. On November 13, 2024, the USDC-SDNY granted Syntel's request to certify for interlocutory appeal the question of whether the Second Circuit's mandate permits the USDC-SDNY's October 23rd order for a new trial on compensatory damages. The parties subsequently completed briefing at the Second Circuit on December 27, 2024, regarding whether the Second Circuit should take up the interlocutory appeal, and a decision is pending. TriZetto and Cognizant will continue to vigorously pursue our claims against Syntel. We will not record any gain in our financial statements until it becomes realizable.

On February 28, 2019, a ruling of the SCI interpreting the India Defined Contribution Obligation altered historical understandings of the obligation, extending it to cover additional portions of the employee's income. As a result, the ongoing contributions of our affected employees and the Company were required to be increased. In the first quarter of 2019, we accrued $117 million with respect to prior periods, assuming retroactive application of the SCI's ruling, in "Selling, general and administrative expenses" in our consolidated statement of operations. There is significant uncertainty as to how the liability should be calculated as it is impacted by multiple variables, including the period of assessment, the application with respect to certain current and former employees and whether interest and penalties may be assessed. Since the ruling, a variety of trade associations and industry groups have advocated to the Indian government, highlighting the harm to the information technology sector, other industries and job growth in India that would result from a retroactive application of the ruling. It is possible the Indian government will review the matter and there is a substantial question as to whether the Indian government will apply the SCI's ruling on a retroactive basis. As such, the ultimate amount of our obligation may be materially different from the amount accrued.

On October 31, 2016, November 15, 2016 and November 18, 2016, three putative shareholder derivative complaints were filed in New Jersey Superior Court, Bergen County, naming us, all of our then current directors and certain of our current and former officers at that time as defendants. These actions were consolidated in an order dated January 24, 2017. The complaints assert claims for breach of fiduciary duty, corporate waste, unjust enrichment, abuse of control, mismanagement, and/or insider selling by defendants. On April 26, 2017, the New Jersey Superior Court deferred further proceedings by dismissing the consolidated putative shareholder derivative litigation without prejudice but permitting the parties to file a motion to vacate the dismissal in the future.

On February 22, 2017, April 7, 2017, May 10, 2017 and March 11, 2019, four additional putative shareholder derivative complaints were filed in the USDC-NJ, naming us and certain of our current and former directors and officers at that time as defendants. These actions were consolidated in an order dated May 14, 2019. On August 3, 2020, lead plaintiffs filed a consolidated amended complaint. The consolidated amended complaint asserts claims similar to those in the previously-filed putative shareholder derivative actions. On February 14, 2022, we and certain of our current and former directors and officers moved to dismiss the consolidated amended complaint. On September 27, 2022, the USDC-NJ granted those motions and dismissed the consolidated amended complaint in its entirety with prejudice. Plaintiffs filed a notice of appeal on October 27, 2022. On May 3, 2024, the Third Circuit affirmed the dismissal of the consolidated amended complaint.

On June 1, 2021, an eighth putative shareholder derivative complaint was filed in the USDC-NJ, naming us and certain of our current and former directors and officers at that time as defendants. The complaint asserts claims similar to those in the previously-filed putative shareholder derivative actions. On March 31, 2022, we and certain of our current and former directors and officers moved to dismiss the complaint. On November 30, 2022, the USDC-NJ denied without prejudice those motions. The USDC-NJ ordered the parties to conduct limited discovery related to the issue of whether our board of directors wrongfully refused the plaintiff's earlier litigation demand and, after the conclusion of such limited discovery, to file targeted motions for summary judgment on the issue of wrongful refusal.

We are presently unable to predict the duration, scope or result of the single putative shareholder derivative action that has not been dismissed. Although the Company continues to defend that putative shareholder derivative action vigorously, it is subject to inherent uncertainties, the actual cost of such litigation will depend upon many unknown factors and the outcome of the litigation is necessarily uncertain.

We have indemnification and expense advancement obligations pursuant to our bylaws and indemnification agreements with respect to certain current and former members of senior management and the Company's board of directors. In connection with the matters that were the subject of our previously disclosed internal investigation, the DOJ and SEC investigations and the related litigation, we have received and expect to continue to receive requests under such indemnification agreements and our bylaws to provide funds for legal fees and other expenses. There are no amounts remaining available to us under applicable insurance policies for our ongoing indemnification and advancement obligations with respect to certain of our current and former officers and directors or incremental legal fees and other expenses related to the above matters.

See Note 11 for information relating to the ITD Dispute.

On September 18, 2017, three former employees filed suit against Cognizant in the USDC-CDCA, alleging that they and similarly situated employees suffered disparate treatment on the basis of race in violation of 42 U.S.C. § 1981. Plaintiffs subsequently amended their complaint three times, adding a fourth former employee plaintiff and claims for both disparate treatment and disparate impact on the basis of race and national origin under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e *et seq.* and disparate treatment and disparate impact on the basis of race and national origin under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e *et seq.*. Plaintiffs filed the operative Third Amended Complaint-Corrected on January 19, 2021. Cognizant filed its answer on January 29, 2021.

On May 13, 2022, plaintiffs filed a motion requesting that the USDC-CDCA certify the case as a class action for two putative classes of plaintiffs consisting of: (1) all individuals who are not of South Asian race or Indian national origin who applied to Cognizant in the U.S. and were not hired since September 2013 (the "hiring class"); and (2) all individuals who are not of South Asian race or Indian national origin who have been terminated in the U.S. since September 2013 (the "terminations class"). Cognizant opposed. On October 27, 2022, the court denied certification for the hiring class and the terminations class. However, the court granted certification for a sub-set of the terminations class limited to approximately 2,300 former employees whose employment had been terminated from the "bench," a designation for employees who are not allocated to an active project. On November 10, 2022, Cognizant filed a petition with the Ninth Circuit requesting permission to appeal the class certification order as to the bench terminations class. The Ninth Circuit denied the petition on January 26, 2023.

From June 13, 2023 to June 26, 2023, the USDC-CDCA held a class action jury trial on the first phase of plaintiffs' Section 1981 claim and Title VII disparate treatment claim. The questions presented were whether Cognizant engaged in a pattern or practice of discrimination against non-South Asian and non-Indian employees with respect to bench terminations, and if so, whether punitive damages are available for class members who prevail on their claims. The jury deadlocked, and the court declared a mistrial.

The case proceeded to a retrial on September 24, 2024, and on October 4, 2024, the jury returned a verdict in favor of plaintiffs. The case will now proceed to the second phase to determine individualized liability and damages, if any, for each class member. As a result of the verdict, each non-South Asian and non-Indian class member who pursues claims in the second phase will be entitled to a rebuttable presumption that all termination decisions were discriminatory and to the possibility of recovering punitive damages if they prevail. The USDC-CDCA will also consider plaintiffs' claim that Cognizant policies had a disparate impact on non-South Asian and non-Indian employees. We believe that class certification was improper, and that the second phase of the case will confirm that individualized issues should have precluded class certification. Cognizant will continue to vigorously defend itself in the second phase of this case and to pursue all available appellate arguments concerning class certification and the September 24, 2024 trial at the appropriate time. Because we cannot predict the number of individual plaintiffs who will proceed to the second phase, or the outcome of those cases, and in view of the appellate arguments regarding class certification, we are unable to reasonably estimate a possible loss or range of loss. We have not recorded any accruals related to this matter.

Many of our engagements involve projects that are critical to the operations of our clients' business and provide benefits that are difficult to quantify. Any failure in a client's systems or our failure to meet our contractual obligations to our clients, including any breach involving a client's confidential information or sensitive data, or our obligations under applicable laws or regulations could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, we retain a significant portion of risk through our insurance deductibles and there can be no assurance that such coverage will cover all types of claims, continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, results of operations, financial position and cash flows for a particular period.

In the normal course of business and in conjunction with certain client engagements, we have entered into contractual arrangements through which we may be obligated to indemnify clients or other parties with whom we conduct business with respect to certain matters. These arrangements can include provisions whereby we agree to hold the indemnified party and certain of their affiliated entities harmless with respect to third-party claims related to such matters as our breach of certain representations or covenants, our intellectual property infringement, our gross negligence or willful misconduct or certain other claims made against certain parties. Payments by us under any of these arrangements are generally conditioned on the client making a claim and providing us with full control over the defense and settlement of such claim. It is not possible to determine the maximum potential liability under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. Historically, we have not made material payments under these indemnification agreements and therefore they have not had a material impact on our operating results, financial position, or cash flows. However, if events arise requiring us to make payment for indemnification claims under our indemnification obligations in contracts we have entered, such payments could have a material adverse effect on our business, results of operations, financial position and cash flows for a particular period.

Note 16 — Employee Benefits

Defined Contribution Plans

We contribute to defined contribution plans, including 401(k) savings and supplemental retirement plans in the United States. Total expenses for our contributions to our U.S. plans were $115 million, $117 million and $112 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, we maintain employee benefit plans that cover substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutorily defined contribution retirement benefit plans. Under the plans, employees contribute up to 12.0% of their eligible compensation, which is matched by an equal contribution by the Company. For these plans, we recognized a contribution expense of $151 million, $149 million and $143 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Outside of the United States and India, we incurred expenses of $104 million, $107 million and $99 million for the years ended December 31, 2024, 2023 and 2022, respectively, related to our contributions to defined contribution plans.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans that are statutorily required and primarily cover employees in certain European countries. Our primary plan is in Switzerland, which provides pension benefits based on a participant's contributions, the Company's matching contributions and a minimum investment return guarantee. As of December 31, 2024 the net liability recognized on the balance sheet for our pension plans was $63 million and amounts recognized in prior years were immaterial. The losses recognized in other comprehensive income arose mainly due to change in discount rates used in the valuation of the defined benefit obligation of our Swiss pension plan. The net periodic pension costs recognized in the income statement for the years ended December 31, 2024, 2023 and 2022 were $21 million, $16 million, $13 million, respectively.

Post-Employment Benefit Plan

We maintain a gratuity plan in India that is a statutory post-employment benefit plan providing defined lump sum benefits. We make annual contributions to the employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. As of December 31, 2024 and 2023, the amount accrued under the gratuity plan was $80 million and $130 million, which is net of fund assets of $231 million and $221 million, respectively. Expense recognized by us was $4 million, $56 million and $45 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 17 — Stock-Based Compensation Plans

Our 2023 Incentive Plan provides for the issuance of a total of 25.0 million shares of Class A common stock to eligible employees, less (i) the number of shares granted under the 2017 Incentive Plan between March 24, 2023 and June 6, 2023, plus (ii) any shares subject to awards under the prior 2017 and 2009 Incentive Plans that are forfeited after June 6, 2023. The 2023 Incentive Plan does not affect any awards outstanding under the prior plans. The Purchase Plan provides for the issuance of up to 50.0 million shares of Class A common stock to eligible employees. As of December 31, 2024, we have 22.7 million and 10.6 million shares available for grant under the 2023 Incentive Plan and the Purchase Plan, respectively.

The allocation of total stock-based compensation expense between cost of revenues, selling, general and administrative expenses and restructuring charges as well as the related income tax benefit were as follows for the three years ended December 31:

(in millions)	2024	2023	2022
Cost of revenues	$ 26	$ 30	$ 33
SG&A expenses	150	153	228
Restructuring charges	(1)	(7)	—
Total stock-based compensation expense	$ 175	$ 176	$ 261
Income tax benefit	$ 38	$ 34	$ 59

Restricted Stock Units and Performance Stock Units

We granted RSUs that vest in quarterly or annual installments over periods of up to four years to employees, including our executive officers. A summary of the activity for RSUs granted under our stock-based compensation plans as of December 31, 2024 and changes during the year then ended is presented below:

	Number of Units (in millions)	Weighted Average Grant Date Fair Value (in dollars)
Unvested at January 1, 2024	3.3	$ 69.10
Granted	2.5	77.66
Vested	(2.3)	72.04
Forfeited	(0.7)	73.06
Unvested at December 31, 2024	2.8	$ 73.47

The total vesting date fair value of vested RSUs was $172 million, $176 million and $207 million for the years ended December 31, 2024, 2023 and 2022, respectively. The weighted-average grant date fair value of RSUs granted in 2024, 2023 and 2022 was $77.66, $65.95 and $78.20, respectively. As of December 31, 2024, $146 million of total remaining unrecognized stock-based compensation cost related to RSUs is expected to be recognized over the weighted-average remaining requisite service period of 1.5 years.

We granted PSUs that vest over periods up to four years to employees, including our executive officers. The vesting of PSUs is contingent on meeting certain financial performance targets, market conditions and continued service. A summary of the activity for PSUs granted under our stock-based compensation plans as of December 31, 2024 and changes during the year then ended is presented below. The presentation reflects the number of PSUs at the maximum performance milestones.

	Number of Units (in millions)	Weighted Average Grant Date Fair Value (in dollars)
Unvested at January 1, 2024	1.5	$ 74.13
Granted	0.9	83.63
Vested	(0.2)	72.80
Forfeited	(0.4)	78.42
Adjustment at the conclusion of the performance measurement period	(0.3)	86.87
Unvested at December 31, 2024	1.5	$ 76.76

The total vesting date fair value of vested PSUs was $15 million, $22 million and $8 million for the years ended December 31, 2024, 2023 and 2022, respectively. The weighted-average grant date fair value of PSUs granted in 2024, 2023 and 2022 was $83.63, $67.82 and $90.92, respectively. As of December 31, 2024, $21 million of the total remaining unrecognized stock-based compensation cost related to PSUs is expected to be recognized over the weighted-average remaining requisite service period of 1.5 years.

All RSUs and PSUs have dividend equivalent rights, which entitle holders to the same dividend value per share as holders of common stock. Dividend equivalent rights are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs and PSUs and are accumulated and paid when the underlying shares vest.

Purchase Plan

For the years ended December 31, 2024, 2023 and 2022, the Purchase Plan provided for eligible employees to purchase shares of Class A common stock at a price equal to 95% of the fair market value per share of our Class A common stock on the last date of the purchase period. This plan has been deemed non-compensatory and, therefore, no compensation expense has been recorded. During the years ended December 31, 2024, 2023 and 2022, we issued 0.9 million shares, 1.1 million shares and 1.3 million shares, respectively, of Class A common stock under the Purchase Plan.

Note 18 — Segment Information

Our chief executive officer is our chief operating decision maker. Our CODM regularly reviews the performance of our business by seven industry-based operating segments, which are aggregated into four reportable business segments:

- Health Sciences, which consists of a single operating segment of the same name;

- Financial Services, which consists of the banking and insurance operating segments;

- Products and Resources, which consists of the retail and consumer goods; manufacturing, logistics, energy, and utilities; and travel and hospitality operating segments; and

- Communications, Media and Technology, which consists of a single operating segment of the same name.

We have an industry-led go-to-market strategy, with client partners, account executives and client relationship managers aligned to the specific industries they serve.

Our CODM is regularly provided segment revenues and operating profit, including budget-to-actual variances in segment revenue, to formulate industry-focused strategic priorities, allocate financial resources, set targets and key performance indicators, and evaluate the results of such strategies. These strategic priorities, targets and key performance indicators are translated and applied to each client account, rolling up to respective industry-based operating segments. Our hiring and deployment plans are devised according to the strategic priorities and targets set for the client accounts.

Revenue from a client is directly identified with the operating segment with which the client is most closely aligned. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures and challenges. However, the economic environment and its effects on industries served by the operating segments may affect revenues and operating expenses to differing degrees. Segment operating profit is the income from operations before unallocated costs.

Our CODM is not regularly provided with segment expenses. Corporate expenses, expenses related to our NextGen program, a portion of depreciation and amortization and the impact of the settlements of the cash flow hedges are not allocated to individual segments. Accordingly, such expenses are excluded from segment operating profit and are included below as "unallocated costs" and adjusted against our total income from operations.

We do not disclose assets by segment as a significant portion of the assets is used interchangeably among the segments and our CODM is not provided such information.

Information by reportable segment were as follows:

(in millions)	HS	FS	P&R	CMT	Total
Year Ended December 31, 2024					
Revenues	$ 5,932	$ 5,753	$ 4,782	$ 3,269	$ 19,736
Less: other segment items	4,599	4,512	3,802	2,667	15,580
Segment operating profit	1,333	1,241	980	602	4,156
Less: unallocated costs					1,264
Income from operations					$ 2,892

(in millions)		Year Ended December 31, 2023								
		HS		FS		P&R		CMT		Total
Revenues	$	5,674	$	5,809	$	4,628	$	3,242	$	19,353
Less: other segment items		4,322		4,653		3,644		2,617		15,236
Segment operating profit		1,352		1,156		984		625		4,117
Less: unallocated costs										1,428
Income from operations									$	2,689

(in millions)		Year Ended December 31, 2022								
		HS		FS		P&R		CMT		Total
Revenues	$	5,631	$	6,072	$	4,566	$	3,159	$	19,428
Less: other segment items		4,441		4,749		3,495		2,390		15,075
Segment operating profit		1,190		1,323		1,071		769		4,353
Less: unallocated costs										1,385
Income from operations									$	2,968

Other segment items for each reportable segment primarily include employee compensation and benefits, subcontractor costs, costs of third-party products and services related to revenue and project-related travel.

Geographic Area Information

Long-lived assets by geographic area are as follows:

(in millions)		2024		2023		2022
Long-lived Assets:[1]						
North America[2]	$	338	$	335	$	354
Europe		72		90		86
Rest of World[3]		584		623		661
Total	$	994	$	1,048	$	1,101

(1)   Long-lived assets include property and equipment, net of accumulated depreciation and amortization.
(2)   Substantially all relates to the United States.
(3)   Substantially all relates to India.

Note 19 — Subsequent Events

Dividend

On February 5, 2025, our Board of Directors approved the Company's declaration of a $0.31 per share dividend with a record date of February 18, 2025 and a payment date of February 26, 2025.

Valuation and Qualifying Accounts
For the Years Ended December 31, 2024, 2023 and 2022
(in millions)

(in millions)	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts		Deductions /Other		Balance at End of Period	
Warranty accrual:										
2024	$	40	$	38	$	—	$	40	$	38
2023	$	41	$	40	$	—	$	41	$	40
2022	$	39	$	41	$	—	$	39	$	41
Valuation allowance—deferred income tax										
2024	$	53	$	1	$	—	$	6	$	48
2023	$	41	$	14	$	—	$	2	$	53
2022	$	46	$	3	$	—	$	8	$	41

EXHIBIT 31.1

CERTIFICATION

I, Ravi Kumar S, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Cognizant Technology Solutions Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

 Dated: February 12, 2025   /s/ Ravi Kumar S
                                               _____

                                               Ravi Kumar S
                                               Chief Executive Officer
                                               (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Jatin Dalal, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Cognizant Technology Solutions Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 12, 2025   /s/ JATIN DALAL

                                                              Jatin Dalal
                                                              Chief Financial Officer
                                                              (Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the Annual Report on Form 10-K of Cognizant Technology Solutions Corporation (the "Company") for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Ravi Kumar S, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 12, 2025   /s/ RAVI KUMAR S

Ravi Kumar S
Chief Executive Officer
(Principal Executive Officer)

_____

* A signed original of this written statement required by Section 906 has been provided to Cognizant Technology Solutions Corporation and will be retained by Cognizant Technology Solutions Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the Annual Report on Form 10-K of Cognizant Technology Solutions Corporation (the "Company") for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Jatin Dalal, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 12, 2025

/s/ JATIN DALAL

Jatin Dalal
Chief Financial Officer
(Principal Financial Officer)

_____

* A signed original of this written statement required by Section 906 has been provided to Cognizant Technology Solutions Corporation and will be retained by Cognizant Technology Solutions Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Corporate information

Directors

Stephen (Steve) J. Rohleder (AC) (FC) (GC)
Chair, Board of Directors
Cognizant
Former Group Chief Executive, North America
and Chief Operating Officer
Accenture

Zein Abdalla (CC) (GC*)
Former President
PepsiCo

Vinita Bali (CC) (GC)
Former CEO and Managing Director
Britannia Industries
Former Vice President
The Coca-Cola Company

Eric Branderiz (AC) (CC)
Former EVP and CFO
Enphase Energy

Archana (Archie) Deskus (AC) (CC) (FC)
Former EVP and CTO
PayPal

John M. Dineen (AC) (FC*)
Former President and CEO
GE Healthcare

Ravi Kumar S
CEO
Cognizant

Leo S. Mackay Jr. (AC) (CC*) (GC)
Senior Vice President
Ethics and Enterprise Assurance
Lockheed Martin

Michael Patsalos-Fox (CC) (FC)
Former Chair, Board of Directors
Cognizant
Former Chairman, the Americas
McKinsey & Company
Former CEO
Stroz Friedberg

Abraham (Bram) Schot (FC) (GC)
Former Chairman and CEO
Audi AG

Karima Silvent (CC)
Group Chief Human Resources Officer
and Member of the Management Committee
AXA

Joseph (Joe) M. Velli (AC) (CC)
Former Senior EVP and Member
of the Policy Committee
The Bank of New York

Sandra S. Wijnberg (AC*) (FC)
Former CFO
Marsh & McLennan Companies
Former CAO
Aquiline Holdings

Board committees

- AC Audit Committee
- FC Finance and Strategy Committee
- CC Compensation and Human Capital Committee
- GC Governance and Sustainability Committee
- * Denotes committee chairperson

Executive Committee

Ravi Kumar S
Chief Executive Officer

Jatin Dalal
Chief Financial Officer

Ganesh Ayyar
President
Intuitive Operations and Automation and Industry Solutions

Kathryn (Kathy) Diaz
Chief People Officer

Annadurai (Anna) Elango
President
Core Technologies and Insights

Surya Gummadi
President
Americas

Thea Hayden
Interim Chief Marketing Officer

John Kim
Chief Legal Officer, Chief Administrative Officer and Corporate Secretary

Jane Livesey
President
Asia Pacific and Japan

Manoj Mehta
President
Europe, Middle East and Africa

Prasad Sankaran
President
Software and Platform Engineering

Rajesh Varrier
President
Operations and Managing Director,
Cognizant India

Executive offices

300 Frank W Burr Blvd.
Suite 36, 6th Floor
Teaneck, NJ 07666 USA
Phone: 201.801.0233
www.cognizant.com

Form 10-K

A copy of the Company's Annual Report on Form 10-K is available without charge upon request by contacting Investor Relations.

Common stock information

The Company's Class A Common Stock (CTSH) is listed on the Nasdaq Global Select market.

Annual meeting date

The Company's annual meeting of stockholders will be held on Tuesday, June 3, 2025, via live webcast. Please visit www.virtualshareholdermeeting.com/CTSH2025.

Online check-in begins: 9:15 a.m.
Meeting begins: 9:30 a.m.
(All times US Eastern Time)

Independent registered public accounting firm

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Transfer agent

Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660

Investor relations

For more information, contact:
Tyler Scott, Global Head of Investor Relations
Tyler.Scott@cognizant.com

The Annual Report includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements include but are not limited to, express or implied forward-looking statements relating to our vision, strategy and initiatives, including our ability to accelerate growth, amplify talent, and scale innovation; strategic partnerships and collaborations; competitive position and opportunities in the marketplace; investment in and growth of our business; our research and development efforts; the pace and magnitude of change and client needs related to AI; the effectiveness of our recruiting and talent retention efforts and related costs; the success of our Synapse skilling initiative and other training efforts; and the benefits of our focus on ecological, social and economic threats. These statements are neither promises nor guarantees but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include general economic and industry conditions, changes in the regulatory environment, including with respect to immigration and tariffs, taxes, and the other factors discussed in our most recent Annual Report on Form 10-K and other filings with the SEC. Cognizant undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

